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As filed with the Securities and Exchange Commission on July 10, 2003

Registration No. 333-106350

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENERAL MARITIME CORPORATION
(Exact name of registrant as specified in its charter)

The Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	06-159-7083 (I.R.S. Employer Identification No.)
35 West 56th Street New York, New York 10019 (212) 763-5600 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Peter C. Georgiopoulos
Chairman, President and Chief Executive Officer
General Maritime Corporation
35 West 56th Street
New York, New York 10019
(212) 763-5600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies Of Communications To:
Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)

10% Senior notes due 2013	$250,000,000	100%	$250,000,000	$20,225(2)

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.

(2)
Previously paid in connection with the initial filing of this registration statement on June 20, 2003.

        The registrant hereby amends the registration statement on such date or dates as may be necessary to delay the effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

GENERAL MARITIME CORPORATION

OFFER TO EXCHANGE ITS OUTSTANDING 10% SENIOR NOTES DUE MARCH 15, 2013,
FOR 10% SENIOR NOTES DUE MARCH 15, 2013, WHICH HAVE BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933

        THE EXCHANGE OFFER

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  We will exchange all outstanding 10% senior notes due March 15, 2013 that were issued on March 20, 2003, which we refer to as the "outstanding notes" and which have not been registered under the Securities Act of 1933, that are validly tendered and not properly withdrawn for an equal principal amount of 10% senior notes due March 15, 2013, which we refer to as the "exchange notes" and which are registered under the Securities Act of 1933 and are freely tradable. References we make in this prospectus to "notes" shall mean both outstanding notes and exchange notes.

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  Any holder of outstanding notes electing to exchange its outstanding notes for exchange notes must surrender its exchange notes, together with the appropriate letter of transmittal, to LaSalle Bank National Association.

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  You are entitled to withdraw your election to tender the outstanding notes at any time prior to the expiration of the exchange offer.

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  This exchange offer expires at 5:00 p.m., New York City time, on September 8, 2003, unless we extend the expiration date.

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  The exchange of the outstanding notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

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  We will not receive any proceeds from the exchange offer.

        THE EXCHANGE NOTES:

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  The exchange notes are being offered in order to satisfy some of our obligations under the registration rights agreement entered into in connection with the private placement of the outstanding notes.

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  The terms of the exchange notes are identical to the terms of the outstanding notes except that the exchange notes are registered under the Securities Act of 1933 and will not be subject to restrictions on transfer or to any increase in annual interest rate.

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  Outstanding notes not tendered in the exchange offer will remain outstanding and continue to accrue interest but will not retain any rights under the registration rights agreement.

        RESALES OF EXCHANGE NOTES

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  The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of these methods.

SEE "RISK FACTORS" BEGINNING ON PAGE 20 FOR A DISCUSSION OF SOME OF THE RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH PARTICIPATION IN THE EXCHANGE OFFER.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 10, 2003.

Table of Contents

GLOSSARY	5
SUMMARY	8
RISK FACTORS	20
THE EXCHANGE OFFER	31
USE OF PROCEEDS	41
CAPITALIZATION	42
RATIO OF EARNINGS TO FIXED CHARGES	42
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	43
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	46
BUSINESS	63
MANAGEMENT	80
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	90
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	93
DESCRIPTION OF CREDIT FACILITIES	94
DESCRIPTION OF THE EXCHANGE NOTES	96
FORM, DENOMINATION, BOOK-ENTRY PROCEDURES AND TRANSFER	144
REGISTRATION RIGHTS	146
U.S. FEDERAL INCOME TAX CONSIDERATIONS	147
ERISA CONSIDERATIONS	150
PLAN OF DISTRIBUTION	152
LEGAL MATTERS	153
EXPERTS	153
WHERE YOU CAN FIND MORE INFORMATION	153
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

        General Maritime Corporation is a Marshall Islands corporation. Our principal executive offices are located at 35 West 56th St., New York, New York 10019, and our telephone number at that address is (212) 763-5600. Our website is located at www.generalmaritimecorp.com. The information on our website is not part of this prospectus.

        In this prospectus, "General Maritime", "GMC", "Company", "we", "us" and "our" refer to General Maritime Corporation and its subsidiaries.

        This prospectus incorporates by reference important business and financial information about General Maritime Corporation that is not included in or delivered with this prospectus. See "Where You Can Find More Information". We will send any of this information to you without charge upon your written or oral request addressed to our Secretary: c/o General Maritime Corporation, 35 West 56th Street, New York, NY 10019, telephone 212-763-5600, facsimile number 212-763-5607, Attention: Corporate Secretary. In order to ensure our timely delivery to you of this information, please make your request no later than September 1, 2003.

        This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction or in any circumstances where the offer or sale is not permitted. Please refer to the letter of transmittal and the other documents relating to this prospectus for instructions as to your eligibility to tender outstanding notes in this exchange offer. You must not:

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    use this prospectus for any other purpose;

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    make copies of any part of this prospectus or give a copy of it to any other person; or

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    disclose any information in this prospectus to any other person.

        We have prepared this prospectus and we are solely responsible for its contents. You are responsible for making your own examination of us and your own assessment of the merits and risks of investing in the notes. You may contact us if you need any additional information. By tendering any outstanding notes for exchange, you will be deemed to have acknowledged that you have reviewed this prospectus, and that you have had an opportunity to request any additional information that you need from us.

        We are not providing you with any legal, business, tax or other advice in this prospectus. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to tender your outstanding notes for exchange notes.

        You must comply with all laws that apply to you in any place in which you buy, offer or sell any notes or possess this prospectus. You must also obtain any consents or approvals that you need in order to tender outstanding notes. We are not responsible for your compliance with these legal requirements.

NOTICE TO NEW HAMPSHIRE RESIDENTS

        NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements are based on our current expectations and observations. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under the heading "Risk Factors", beginning on page 20 of this prospectus and in other reports filed with the Securities and Exchange Commission. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this prospectus are the following: changes in demand or a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including but not limited to: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; and changes in the condition of our tankers or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking costs).

        You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this prospectus. Except as required by applicable law, we do not have any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION ABOUT THE ENFORCEABILITY OF
JUDGMENTS AND THE EFFECT OF FOREIGN LAW

        We are a Marshall Islands corporation. The offices of some of our subsidiaries are located outside of the United States. Some of our directors and officers named in this prospectus reside outside of the United States. In addition, substantially all of our assets and the assets of some of our directors and officers are located outside of the United States.

        We have been advised by our counsel, Seward & Kissel LLP, that the United States and the Republic of the Marshall Islands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments obtained in civil and commercial matters and that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (1) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the United States federal or state securities laws or (2) entertain original actions brought in the Republic of the Marshall Islands against us or such persons, predicated upon the United States federal and state securities laws. As a result, it may be difficult for you to enforce judgments obtained in United States courts against our assets located outside the United States, and it may be difficult for you to enforce judgments obtained in United States courts against some of our directors and officers that reside outside of the United States and the assets of our directors and officers that are located outside of the United States.

        Our principal executive office is located at 35 West 56th Street in New York City. Our subsidiaries that do not have any office in the United States have appointed CT Corporation as their authorized agent upon which process may be served in any action or proceeding arising out of or based upon their guarantee of the notes and instituted in any federal or state court having subject matter jurisdiction in the Borough of Manhattan, the City of New York, New York. We and our subsidiaries have irrevocably submitted to the jurisdiction of those courts in any such action or proceeding in the United States with respect to the indenture or the notes.

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources.

GLOSSARY

        The following are abbreviations and definitions of some terms commonly used in the shipping industry and in this prospectus. The terms are taken from the Marine Encyclopedic Dictionary (Fifth Edition) published by Lloyd's of London Press Ltd. and other sources, including information supplied by us.

        Aframax tanker.    Tanker ranging in size from 80,000 dwt to 120,000 dwt.

        American Bureau of Shipping.    American classification society.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Bareboat charter.    Contract or hire of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the complete operation and maintenance of the vessel, including crewing.

        CERCLA.    The U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980.

        Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is called a charterparty. A vessel is "chartered in" by an end user and "chartered out" by the provider of the vessel.

        Charterer.    The individual or company hiring a vessel.

        Charterhire.    A sum of money paid to the shipowner by a charterer under a charter for the use of a vessel.

        Classification society.    A private, self-regulatory organization which has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or "classes" according to the society's rules for each particular type of vessel.

        Demurrage.    The delaying of a vessel caused by a voyage charterer's failure to load, unload, etc., before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such delay.

        Det Norske Veritas.    Norwegian classification society.

        Double-bottom.    Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the bottom of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

        Double-hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually several feet in width.

        Double-sided.    Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the sides of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

        Drydock.    Large basin where all the fresh/sea water is pumped out to allow a vessel to dock in order to carry out cleaning and repairing of those parts of a vessel which are below the water line.

        Dwt.    Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

        Gross ton.    Unit of 100 cubic feet or 2.831 cubic meters.

        Hull.    Shell or body of a vessel.

        IMO.    International Maritime Organization, a United Nations agency that sets international standards for shipping.

        Intermediate survey.    The inspection of a vessel by a classification society surveyor which takes place approximately two and half years before and after each special survey. This survey is more rigorous than the annual survey and is meant to ensure that the vessel meets the standards of the classification society.

        Lightering.    To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

        Lloyd's Register.    British classification society.

        Mid-sized tankers.    Aframax and Suezmax tankers.

        Net voyage revenues.    Voyage revenues minus voyage expenses.

        Newbuilding.    A new vessel under construction or just completed.

        Off hire.    The period a vessel is unable to perform the services for which it is immediately required under its contract. Off hire periods include days spent on repairs, drydockings, special surveys and vessel upgrades. Off hire may be scheduled or unscheduled, depending on the circumstances.

        OPA.    The U.S. Oil Pollution Act of 1990.

        P&I Insurance.    Third party indemnity insurance obtained through a mutual association, or P&I Club, formed by shipowners to provide protection from third-party liability claims against large financial loss to one member by contribution towards that loss by all members.

        Scrapping.    The disposal of old vessel tonnage by way of sale as scrap metal.

        Single-hull.    Hull construction design in which a vessel has only one hull.

        Sister ship.    Two or more vessels having substantially the same specifications and equipment.

        Special survey.    The inspection of a vessel by a classification society surveyor that takes place every four to five years.

        Spot market.    The market for immediate chartering of a vessel, usually on voyage charters.

        Suezmax tanker.    Tanker ranging in size from 120,000 dwt to 200,000 dwt.

        Tanker.    Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

        TCE.    Time charter equivalent. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis determined by dividing net voyage revenue by voyage days for the applicable time period.

        Time charter.    Contract for hire of a vessel under which the shipowner is paid charterhire on a per day basis for a certain period of time. The shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage expenses. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

        ULCC.    Tanker that is 320,000 dwt or greater in size.

        VLCC.    Tanker ranging in size from 200,000 to 320,000 dwt.

        Voyage charter.    Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage expenses. The charterer is typically responsible for any delay at the loading or discharging ports.

        Voyage expenses.    Expenses primarily consisting of port, canal and fuel costs that are unique to a particular voyage, which otherwise would be paid by the charterer under a time charter contract.

        Voyage revenues.    Revenues generated from voyage charters and time charters.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus, including documents that are incorporated by reference. Before investing in the exchange notes you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes, for a more complete understanding of our business and this offering. In this prospectus, unless the context otherwise requires, all references to "General Maritime", "GMC", "we", "us", "our" and "Company" refer to General Maritime Corporation and its subsidiaries. Unless we specify otherwise, all references and data, including the financial and operating data, in this prospectus with respect to our tankers or our fleet refer to our current fleet of 46 tankers as of June 1, 2003. When we refer to our current fleet we are including each of the 19 tankers that we acquired from affiliates of Metrostar Management Corporation. Unless we specify otherwise, all references in this prospectus with respect to ages of tankers are weighted based upon dwt.

Overview

        We are a leading provider of international seaborne crude oil transportation services. In January 2003, we entered into an agreement to acquire a total of 19 tankers from Metrostar Management Corporation, or Metrostar, a company based in Athens, Greece, for an aggregate purchase price of $525.0 million. We took delivery of the final Metrostar tanker on May 29, 2003. We financed the acquisition of the Metrostar tankers with the net proceeds of the offering of the outstanding notes, which was completed on March 20, 2003, together with senior secured bank borrowings. Our current fleet consists of 46 tankers of which 27 are Aframax tankers and 19 are Suezmax tankers, making us the second largest mid-sized tanker operator in the world. Our current fleet has a total of more than 5.5 million dwt, only 24.9% of which is single-hulled, compared to a worldwide average as of December 31, 2002 of 42% single-hull tankers. With our acquisition of the 19 tankers from Metrostar, the average age of the tankers in our current fleet as of December 31, 2002 was reduced from 12.3 years to 11.1 years and only six of the tankers in our current fleet were older than 15 years of age at that time. Many of the tankers in our fleet are "sister ships", which provide us with operational and scheduling flexibility, as well as economies of scale in their operation and maintenance.

        With the majority of our tankers currently operating in the Atlantic basin, we have one of the largest fleets in this region, which includes ports in the Caribbean, South and Central America, the United States, Western Africa, the Mediterranean, Europe and the North Sea. Transportation of crude oil to the U.S. Gulf Coast and other refining centers in the United States requires tanker owners and operators to meet more stringent environmental regulations than in other regions of the world. We have focused our operations in the Atlantic basin because we believe that these stringent operating and safety standards act as a barrier to entry for potential competitors. We have established a niche in the region due to our high-quality tankers, of which 75.1% are either double-hulled, double-sided or double-bottomed, our commitment to safety and many years of experience in the industry. We estimate that for the year ended December 31, 2002, our fleet of 28 tankers that we owned at that time transported more than 225.0 million barrels of crude oil to the United States, accounting for more than 6.8% of all U.S. crude oil imports. Although the majority of our tankers operate in the Atlantic basin, we also currently operate tankers in the Black Sea, the Far East and in other regions, which we believe enables us both to take advantage of market opportunities and to position our tankers in anticipation of drydockings. Our customers include most of the major international oil companies such as ChevronTexaco Corporation, CITGO Petroleum Corp., Shell Oil Company, BPAmoco, Exxon Mobil Corporation, ConocoPhillips and Sun International Ltd.

        We actively manage the deployment of our tankers between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. We continuously and actively monitor market conditions in an effort to take advantage of changes in charter rates and to maximize our long-term cash flow by changing this chartering deployment profile.

We design our fleet deployment to provide greater cash flow stability through the use of time charters for part of our fleet, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of our tankers in the spot market. During the year ended December 31, 2002, our fleet of 28 tankers owned at that time generated net voyage revenues of $145.6 million. Of this amount, our tankers on time charter contracts generated net voyage revenues of $28.3 million. During the fiscal quarter ended March 31, 2003, our fleet of 32 tankers owned at that time generated net voyage revenues of $69.7 million. Of this amount, our tankers on time charter contracts at that time generated net voyage revenues of $7.9 million.

        Our net voyage revenues have grown from $12.0 million in 1997 to $145.6 million in 2002. We have also grown our fleet of tankers from 6 in 1997, to 28 as of December 31, 2002, to our current fleet of 46 tankers. We consummated our initial public offering in June 2001.

Our competitive strengths

        We believe we possess a number of competitive strengths that provide us with a leading position within the industry:

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  High-quality tankers. We operate a fleet of high-quality, mid-sized tankers. We place great emphasis on vessel maintenance and retaining qualified crew members to operate our tankers. We believe that this makes it more likely for us to obtain repeat business from our customers and to operate our tankers with greater fuel efficiency and lower maintenance and operating costs. As of December 31, 2002, only 22.2%, or six of the 27 Aframax tankers in our current fleet, and none of the Suezmax tankers in our current fleet, were older than 15 years of age. By contrast, 33.2% of the world's Aframax fleet and 21.7% of the world's Suezmax fleet was older than 15 years of age as of that date. 75.1% of the tankers in our current fleet are either double-hulled, double-sided or double-bottomed. Because of increasingly stringent operating and safety standards, the age and quality of our fleet have given us a high level of acceptance by tanker charterers.

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  Flexible, homogeneous fleet. We believe that Aframax and Suezmax tankers, which make up our entire fleet, are among the most versatile tankers in the world fleet due to their ability to service virtually all ports and routes used for crude oil transportation. Additionally, the majority of our tankers have one or two substantially identical "sister ships" in our fleet, which we often use interchangeably. These sister ships enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility. The uniform nature of many of the tankers in our fleet also provides us with cost efficiencies in maintaining, supplying and providing officers for our tankers. Finally, Aframax and Suezmax tanker charter rates have historically been less volatile than charter rates for VLCCs.

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  Strong customer relationships. We have strong relationships with our customers, which include most major international oil companies, such as ChevronTexaco Corporation, CITGO Petroleum Corp., Shell Oil Company, BPAmoco, Exxon Mobil Corporation, ConocoPhillips and Sun International Ltd. We believe our strong relationships stem from our reputation for dependability and for delivering high-quality oil transportation services. We have consistently maintained our customer relationships since our inception. During the last few years, our customer base has expanded due to the growth of our fleet, our increase in the use of spot market voyage charters and by opportunistically deploying our tankers into regions outside the Atlantic basin.

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  Experienced management team. Our founder, Peter C. Georgiopoulos, and our other senior executive officers and key employees have on average more than 20 years of experience in the shipping industry. Our management team has expertise in all of the commercial, technical and management areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

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  In-house vessel management services. Unlike many other vessel owning companies, we provide virtually all of the vessel management services required to operate our fleet through our wholly-owned subsidiaries. These services include operational support, tanker maintenance and technical support, officer staffing, shipyard supervision, insurance and financial management services. By performing these services in-house, we believe that we are able to ensure quality as well as achieve greater cost efficiencies and economies of scale.

Our business strategy

        Our strategy is to employ our existing competitive strengths to enhance our position within the industry and maximize long-term cash flow. Our strategic initiatives include:

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  Managing environmentally safe, yet cost efficient operations. We aggressively manage our operating and maintenance costs. At the same time, our fleet has an excellent safety and environmental record that we maintain through acquisitions of high-quality tankers and regular maintenance and inspection of our fleet. We maintain operating standards for all of our tankers that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international environmental and safety regulations. Our in-house safety staff oversees many of these services. We believe the age and quality of the tankers in our fleet, coupled with our excellent safety and environmental record, position us favorably within the sector with our customers and for future business opportunities.

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  Balancing tanker deployment to maximize fleet utilization and cash flows. We actively manage the deployment of our fleet between time charters and spot market voyage charters. Our tanker deployment strategy is designed to provide greater cash flow stability through the use of time charters for part of our fleet, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of our tankers in the spot market. Our goal is to be the first choice of our customers for crude oil transportation services. We constantly monitor the market and seek to anticipate our customers' crude oil transportation needs and to respond quickly when we recognize attractive chartering opportunities.

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  Growing our fleet and maintaining a prudent capital structure. We are an industry consolidator focused on opportunistically acquiring high-quality, second-hand, mid-sized tankers. During the past six years we have grown our fleet from 6 tankers to 46 tankers. We are continuously and actively monitoring the market in an effort to take advantage of expansion and growth opportunities. At the same time, we are committed to maintaining prudent financial policies aimed at preserving financial stability and increasing long-term cash flow. During the year ended December 31, 2002, our debt to capitalization ratio has declined from 40.6% to 36.8%. As of March 31, 2003, after giving effect to the $525.0 million acquisition costs of the 19 tankers from Metrostar and the financing of those tankers, our debt to capitalization ratio would have been 59.9%. We expect the acquisition of the tankers from Metrostar to increase our cash flow generation, which will enable us to reduce this ratio towards our historical levels.

Company background

        Our predecessor entities began operations in 1997 and their fleet had grown to 14 tankers by the time of our initial public offering on June 12, 2001. All of our historical financial and operating information from before the initial public offering reflects only those original 14 tankers. In connection with the initial public offering, we acquired 15 additional tankers. These tankers were successfully integrated into our fleet in the 10 weeks following the initial public offering. At the time of the offering, we also acquired United Overseas Tankers Ltd., located in Piraeus, Greece, which conducts the majority of our technical management operations such as officer staffing and maintenance. On December 31, 2002, we completed an internal corporate reorganization that both reduced the number of our subsidiaries and the number of jurisdictions in which they are organized. We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 35 West 56th Street, New York, NY 10019. Our telephone number at that address is (212) 763-5600. Our website is located at www.generalmaritimecorp.com.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

        The following summary contains basic information about the exchange notes and is not intended to be complete. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled "Description of Exchange Notes".

Exchange Offer	We are offering to exchange up to $250,000,000 in aggregate principal amount of our 10% Senior notes due 2013 that have been registered under the Securities Act of 1933 (the "exchange notes") in exchange for any or all of our outstanding 10% Senior notes due 2013. In this prospectus, we refer to the unregistered notes as the outstanding notes and the registered notes as the exchange notes. We refer to both the outstanding and the exchange notes collectively as the notes. The issuance of the exchange notes is intended to satisfy some of our obligations under the registration rights agreement entered into in connection with the private placement of the outstanding notes. For procedures for tendering your outstanding notes, please see the section of this prospectus entitled "The Exchange Offer". The exchange notes will be issued in denominations of $1,000, and integral multiples of $1,000.
Expiration Date
This exchange offer expires at 5:00 p.m., New York City time, on September 8, 2003, unless we extend the expiration date. Please read the section of this prospectus entitled "The Exchange Offer—Extensions, Delay in Acceptance, Termination or Amendment" for more information about the expiration date of the exchange offer.
Withdrawal of Tenders
You are entitled to withdraw your election to tender outstanding notes at any time prior to the expiration of the exchange offer. We will return to you, without charge, promptly after the expiration or termination of the exchange offer any outstanding notes that you tendered but that were not accepted for exchange.
Conditions to the Exchange Offer	We will not be required to accept outstanding notes for exchange:
	—	if the exchange offer would be unlawful or would violate any interpretation of the staff of the Securities and Exchange Commission, or the SEC, or
	—	if any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered. For more information about the conditions to the exchange offer please read the section of this prospectus entitled "The Exchange Offer—Conditions to the Exchange Offer".

Procedures for Tendering Outstanding Notes
If your outstanding notes are held through The Depository Trust Company, which we refer to in this prospectus as DTC, and you wish to participate in the exchange offer, you may do so through DTC's automated tender offer program. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
	—	any exchange notes that you receive will be acquired in the ordinary course of your business;
	—	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act of 1933) of the exchange notes in violation of the Securities Act of 1933;
	—	you are not an "affiliate" of ours or of any of our subsidiaries within the meaning of Rule 405 under the Securities Act of 1933; and
	—	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes.
Special Procedures for Beneficial Owners
If you own a beneficial interest in outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the outstanding notes in the exchange offer, please contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf and to comply with our instructions described in this prospectus.
Guaranteed Delivery Procedures
You must tender your outstanding notes according to the guaranteed delivery procedures described on page 38 of this prospectus under the heading "The Exchange Offer —Guaranteed Delivery Procedures" if any of the following apply:
	—	you wish to tender your outstanding notes but they are not immediately available;
	—	you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent, who is identified below, before the expiration date; or
	—	you cannot comply with the applicable procedures under DTC's automated tender offer program before to the expiration date.

Resales
Except as indicated in this prospectus, we believe that the exchange notes may be offered for resale, resold and otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that:
	—	you are acquiring the exchange notes in the ordinary course of your business;
	—	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and
	—	you are not an affiliate of the Company.

Our belief is based on existing interpretations of the Securities Act of 1933 by the SEC staff set forth in several no-action letters to third parties. We do not intend to seek our own no-action letter, and there is no assurance that the SEC staff would make a similar determination with respect to the exchange notes. If this interpretation is inapplicable, and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act of 1933 or without an exemption from such requirements, you may incur liability under the Securities Act of 1933. We do not assume or indemnify holders of notes against such liability.

Each broker-dealer that is issued exchange notes for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the exchange notes. Please read the section of this prospectus entitled "Plan of Distribution" for more information regarding the resale of the exchange notes.
U.S. Federal Income Tax Considerations
The exchange of outstanding notes for exchange notes under the exchange offer will not be subject to U.S. federal income tax. You will not recognize any taxable gain or loss or any interest income as a result of such exchange. For more information about tax considerations of the exchange offer please read the section entitled "U.S. Federal Income Tax Consequences" that begins on page 147 of this prospectus.
Use of proceeds
We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement. We will pay all our expenses incident to the exchange offer.
Registration Rights	If we fail to complete the exchange offer as required by the registration rights agreement, we may be obligated to pay additional interest to holders of outstanding notes.

Exchange Agent
LaSalle Bank National Association is the exchange agent for this exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. If you are not tendering under DTC's automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

LaSalle Bank National Association
135 S. LaSalle Street, Suite 1960
Chicago, Illinois 60603
Ph: (312) 904-2442
Fax: (312) 904-2236
Attn.: Wayne M. Evans CCTS
First Vice President, Corporate Trust Administration

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

        The summary below describes the principal terms of the exchange notes. Some of the terms and conditions described below are subject to important limitations and exceptions. A more detailed description of the terms and conditions of the exchange notes is contained in this prospectus in the section entitled "Description of the Exchange Notes" beginning on page 96 of this prospectus.

Issuer	General Maritime Corporation.
Securities
$250 million aggregate principal amount of 10% Senior Notes due 2013, which have been registered under the Securities Act of 1933. The terms of the exchange notes and the outstanding notes are identical in all material respects, except that the exchange notes will not be subject to restrictions on transfer or to any increase in annual interest rate for failure to comply with the registration rights agreement. The same indenture will govern the exchange notes as governs the outstanding notes.
Maturity	March 15, 2013.
Interest payment dates	March 15 and September 15, commencing September 15, 2003.
Optional redemption
The notes will be redeemable at our option, in whole or in part, at any time on or after March 15, 2008, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to March 15, 2006, we may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of our common stock at a redemption price of 110% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.
Optional tax redemption
The notes are redeemable, in whole, but not in part, at our option, at a price equal to 100% of the principal amount thereof, together with any accrued and unpaid interest to the date of redemption, in the event of a change in tax law requiring the imposition of withholding taxes by any relevant tax jurisdiction.
Guarantees
The notes will be guaranteed on a senior unsecured basis by all of our current subsidiaries and any future restricted subsidiaries. The guarantees will be unsecured senior indebtedness of our subsidiary guarantors and will have the same ranking with respect to indebtedness of our subsidiary guarantors as the exchange notes will have with respect to our indebtedness.
Ranking	The notes will:
	—	be our unsecured obligations;
	—	rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness;

	—	be effectively junior to our secured debt; and
	—	be senior in right of payment to any future subordinated indebtedness.

We currently have a $300 million credit facility, a $165 million credit facility and a $275 million credit facility. For more information about our credit facilities, please read the sections of this prospectus entitled "Description of Credit Facilities" and "Use of Proceeds".
Covenants
The outstanding notes were issued under an indenture with LaSalle Bank National Association, as trustee. The indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:
	—	incur additional debt;
	—	issue redeemable stock and preferred stock;
	—	increase dividends on our common stock above specified levels;
	—	repurchase capital stock;
	—	make other restricted payments including, without limitation, investments;
	—	create liens;
	—	redeem debt that is junior in right of payment to the notes;
	—	sell or otherwise dispose of assets, including capital stock of subsidiaries;
	—	enter into agreements that restrict dividends from subsidiaries;
	—	enter into mergers or consolidations;
	—	enter into transactions with affiliates;
	—	guarantee indebtedness; and
	—	enter into sale/leaseback transactions.
These covenants are subject to a number of important exceptions and qualifications, which are discussed in more detail in the section of this prospectus entitled "Description of the Exchange Notes".
Additional amounts
All payments with respect to the notes will be made without withholding or deduction for taxes imposed by the Republic of the Marshall Islands or any jurisdiction from or through which payment on the notes is made unless required by law or the interpretation or administration thereof, in which case, subject to some exceptions, we will pay additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction.
Mandatory offers to purchase
Upon the occurrence of a change of control, you will have the right to require us to purchase all or a portion of your exchange notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

In connection with some asset dispositions, we may be required to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 360 days to repay some types of indebtedness, or to invest in assets related to our business.
Registration rights agreement	You will be entitled to the payment of additional interest if we do not comply with the obligations of the registration rights agreement within the specified time periods.
Absence of public market for the notes
The exchange notes are a new issue of securities and there is currently no established trading market for the notes. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. The initial purchasers of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or an automated dealer quotation system.

RISK FACTORS

        In evaluating participation in the exchange offer, you should carefully consider, along with the other information set forth in or incorporated by reference into this prospectus, the specific factors set forth under "Risk Factors" for risks involved with an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following summary consolidated financial and other data should be read in connection with, and are qualified by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the documents incorporated by reference in this prospectus. We derived the information for the years ended December 31, 2000, 2001 and 2002 from our audited financial statements. We incorporate by reference in this prospectus our unaudited consolidated financial statements for the three month periods ended March 31, 2002 and March 31, 2003 contained in our quarterly report on Form 10-Q, filed with the SEC. The fleet data for each of the periods described above are derived from our operational data. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year ended December 31,
	2002	2001	2000
	(Dollars in thousands)
INCOME STATEMENT DATA
Voyage revenues	$226,357	$217,128	$132,012
Operating expenses
Voyage expenses	80,790	52,099	23,996
Direct vessel operating expenses	55,241	42,140	23,857
General and administrative expenses	12,026	9,550	4,792
Other	—	—	5,272
Write down of vessels	13,100	—	—
Depreciation and amortization	60,431	42,820	24,808

Total operating expenses	221,588	146,609	82,725

Operating income	4,769	70,519	49,287
Net interest expense	14,511	16,292	19,005
Other expense	—	3,006	—

Net income (loss)	(9,742)	51,221	30,282

BALANCE SHEET DATA, at end of period
(Dollars in thousands)
Cash	$2,681	$17,186	$23,523
Current assets, including cash	43,841	45,827	37,930
Total assets	782,277	850,521	438,922
Current liabilities, including current portion of long-term debt	77,519	83,970	41,880
Current portion of long-term debt	62,003	73,000	33,050
Total long-term debt, including current portion	280,011	339,600	241,785
Shareholders' equity	481,636	495,690	186,910
OTHER FINANCIAL DATA
(Dollars in thousands)
Net cash provided by operating activities	$43,637	$83,442	$47,720
Net cash provided (used) by investing activities	2,034	(261,803)	(85,865)
Net cash provided (used) by financing activities	(60,176)	172,024	54,826
Capital expenditures
Vessel sales (purchases), gross including deposits	2,251	(256,135)	(85,500)
Drydocking or capitalized survey or improvement costs	(13,546)	(3,321)	(3,168)
Weighted average long-term debt, including current portion	313,537	283,255	233,010

FLEET DATA
Total number of vessels at end of period	28.0	29.0	14.0
Average number of vessels(1)	28.9	21.0	12.6
Total voyage days for fleet(2)	10,010	7,374	4,474
Total time charter days for fleet	1,490	1,991	2,174
Total spot market days for fleet	8,520	5,383	2,300
Total calendar days for fleet(3)	10,536	7,664	4,599
Fleet utilization(4)	95.0%	96.2%	97.3%
AVERAGE DAILY RESULTS PER VESSEL
Time charter equivalent(5)	$14,542	$22,380	$24,143
Direct vessel operating expenses(6)	5,243	5,499	5,187
General and administrative expenses(7)	1,136	1,246	1,042
Total vessel operating expenses(8)	6,379	6,745	6,229

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Voyage days for fleet are the total days the vessels were in our possession for the relevant period excluding off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3)
Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(6)
Daily direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, by fleet calendar days for the relevant time period.

(7)
Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(8)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or daily DVOE, and daily general and administrative expenses, or G&A.

RISK FACTORS

        You should carefully consider the following risk factors and other information included in this prospectus before investing in the exchange notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially and adversely affected the trading price of the exchange notes or our ability to pay interest and principal payments on the exchange notes could be adversely affected.

Risks relating to the offering

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes described in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act of 1933 and applicable state securities laws. Except as required by the registration rights agreement that we entered into with J.P. Morgan Securities, Banc of America Securities LLC, Credit Suisse First Boston LLC and Lehman Brothers Inc., to whom we refer as the initial purchasers in this prospectus, we do not intend to register resales of the outstanding notes under the Securities Act of 1933. You should refer to the section of this prospectus entitled "The Exchange Offer" for information about how to tender your outstanding notes. The tender of outstanding notes pursuant to the exchange offer will reduce the outstanding principal amount of the outstanding notes, which may have an adverse effect on, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity.

        We could incur a substantial amount of debt, which could materially and adversely affect our financial condition, results of operations and business prospects and prevent us from fulfilling our obligations under the notes.

        As of May 29, 2003, which includes the 19 tankers from Metrostar and the financing of them, including the proceeds of the offering of the outstanding notes and borrowings under our $450.0 million credit facilities, we have $772.1 million of indebtedness outstanding. However, our credit facilities and the indenture governing the notes permit us to incur additional debt, subject to some limitations. If we incur additional debt, our increased leverage could, for example:

  •
  make it more difficult for us to satisfy our obligations under the notes or other indebtedness and, if we fail to comply with the requirements of the indebtedness, could result in an event of default;

  •
  require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, if any, and other general corporate activities;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or detract from our ability to successfully withstand a downturn in our business or the economy generally; and

  •
  place us at a competitive disadvantage against other less leveraged competitors.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the notes.

        We may not be able to generate enough cash flow to meet our debt obligations.

        We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments, including the notes. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including the notes. Many of these factors, such as charter rates, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

        If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

  •
  refinancing or restructuring our debt;

  •
  selling tankers or other assets;

  •
  reducing or delaying capital investments; or

  •
  seeking to raise additional capital.

        However, we cannot assure you that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

        The indenture for the notes and our credit facilities impose significant operating and financial restrictions that may limit our ability to operate our business.

        Our existing credit facilities and indenture for the outstanding notes that we issued when we completed our private offering of the notes on March 20, 2003, impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

  •
  incur additional debt;

  •
  pay dividends or make other restricted payments;

  •
  create or permit certain liens;

  •
  sell tankers or other assets;

  •
  create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

  •
  engage in transactions with affiliates; and

  •
  consolidate or merge with or into other companies or sell all or substantially all of our assets.

        These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

        In addition, our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under the facilities and could result in a default under them. If a default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes all or substantially all of our assets. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a default under our other debt obligations, including the notes.

        We may not be able to satisfy our obligations to holders of the notes on a change of control.

        In the event of a change of control, we will be required to offer to purchase all of the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest thereon to the date of purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in our other indebtedness may not allow these repurchases. Our failure to purchase the notes would be a default under the indenture.

        The notes are effectively subordinated to our and the subsidiary guarantors' secured indebtedness.

        The notes and the guarantees will be our and the subsidiary guarantors' unsecured obligations and will be effectively subordinated to our and their secured indebtedness to the extent of the value of the collateral securing that debt. The effect of this subordination is that on a default in payment on, or the acceleration of, any indebtedness under our credit facilities or other secured indebtedness, or in the event of our or a subsidiary guarantor's bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, our assets and those of the subsidiary guarantors that secure indebtedness will be available to pay obligations on the notes only after all indebtedness under our credit facilities or other secured indebtedness has been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes also will be structurally subordinated to all existing and future obligations, including indebtedness, of any of our future subsidiaries that do not guarantee the notes, and the claims of creditors of our subsidiaries that do not guarantee the notes will have priority as to those subsidiaries' assets.

        We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

        We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests of our subsidiaries. As a result, our ability to make required payments on notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our debt facilities, applicable corporate and limited liability company laws of the jurisdictions of their incorporation or organization and other laws and regulations. If we are unable to obtain funds from our subsidiaries, we will not be able to make payment on our credit facilities or pay interest or principal on the notes unless we obtain funds from other sources. We cannot assure you that we will be able to obtain the necessary funds from other sources.

        A court may void the guarantees of the notes or subordinate the guarantees to other obligations of the subsidiary guarantors.

        Although standards may vary depending upon applicable law, a court could void all or a portion of the guarantees of the notes or subordinate the guarantees to other obligations of the guarantors. If the claims of the holders of the notes against any subsidiary guarantor were voided or held to be subordinated in favor of other creditors of that subsidiary, the other creditors would be entitled to be paid in full before any payment could be made on the notes. If one or more of the guarantees is voided or subordinated, we cannot assure you that after providing for all prior claims, there would be sufficient assets remaining to satisfy the claims of the holders of the notes.

        You may be unable to sell the exchange notes because there is no public trading market for the exchange notes.

        The exchange notes will constitute a new issue of securities with no established trading market. We cannot assure you as to the liquidity of any trading market that may develop for the exchange notes. We do not intend to apply to list the notes on any national securities exchange, although we do expect that they will be eligible for trading in the PORTAL market. In addition, although the initial purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. If an active market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. We cannot assure you as to the liquidity of the market for the exchange notes or the prices at which you may be able to sell the exchange notes.

Risks relating to our industry

        An increase in the supply of tanker capacity without an increase in demand for tanker capacity could cause charter rates to decline, which could materially and adversely affect our financial performance.

        Historically, the tanker industry has been cyclical. The profitability of companies and asset values in the industry have fluctuated based on changes in the supply of, and demand for, tanker capacity. The supply of tankers generally increases with deliveries of new tankers and decreases with the scrapping of older tankers, conversion of tankers to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. If the number of new vessels delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our tankers could materially decline.

        A decline in demand for crude oil or a shift in oil transport patterns could materially and adversely affect our revenues.

        The demand for tanker capacity to transport crude oil depends upon world and regional oil markets. A number of factors influence these markets, including:

  •
  global and regional economic conditions;

  •
  increases and decreases in production of and demand for crude oil;

  •
  developments in international trade; and

  •
  changes in seaborne and other transportation patterns.

        Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, as well as competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability.

        A decline in charter rates or an increase in costs could materially and adversely affect our financial performance.

        Our revenues depend on the rates that charterers pay for transportation of crude oil by Aframax and Suezmax tankers. Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in charter rates are unpredictable.

For the three months ended March 31, 2003, the average daily rate in the spot market for our Aframax tankers was $25,842 and the average daily rate in the spot market for our Suezmax tankers was $37,262. During the year ended December 31, 2002, the average daily rate in the spot market for our Aframax tankers was $13,318 and the average daily rate in the spot market for our Suezmax tankers was $15,410. During the year ended December 31, 2001, the average daily rate in the spot market for our Aframax tankers was $20,118 and the average daily rate in the spot market for our Suezmax tankers was $27,032. If charter rates fall, our revenues, cash flows and profitability could be materially and adversely affected.

        Our vessel operating expenses are comprised of a variety of costs including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhanced security measures implemented after September 11, 2001, are increasing. The terrorist attack on the VLCC Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. We expect these to increase direct vessel operating expenses for 2003. If costs continue to rise, that could materially and adversely affect our cash flows and profitability.

        The market for crude oil transportation services is highly competitive and we may not be able to effectively compete.

        Our tankers are employed in a highly competitive market. Our competitors include the owners of other Aframax and Suezmax tankers and, to a lesser degree, owners of other size tankers. Both groups include independent oil tanker companies as well as oil companies. We do not control a sufficiently large share of the market to influence the market price charged for crude oil transportation services.

        Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

        Fluctuations in the market value of our fleet may adversely affect our liquidity, result in breaches under our financing arrangements and sales of tankers at a loss.

        The market value of tankers fluctuates depending upon general economic and market conditions affecting the tanker industry, the number of tankers in the world fleet, the price of constructing new tankers, or newbuildings, types and sizes of tankers, and the cost of other modes of transportation. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry or as a result of the aging of our fleet. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance tankers and thereby adversely impact our liquidity. In addition, declining tanker values could result in a breach of loan covenants, which could give rise to events of default under our credit facilities. Due to the cyclicality of the tanker market, the market value of one or more of our tankers may at various times be lower than their book value, and sales of those tankers during those times would result in losses. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. If for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

        Compliance with safety, environmental and other governmental requirements may adversely affect our operations.

        The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

  •
  The U.S. Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

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  the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

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  the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

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  the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety; and

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  the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages.

        More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers may be subject to requisition by the government of the flag flown by the tanker without any guarantee of compensation for lost profits. We believe our tankers are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The tankers' operating certificates and licenses are renewed periodically during each tanker's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our ships to keep them in compliance.

        Shipping is an inherently risky business and our insurance may not be adequate.

        Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our tankers may face higher risks of attack. Future hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability.

        We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. We currently maintain the maximum commercially available amount of $1.0 billion in coverage for each of our tankers for liability for spillage or leakage of oil or pollution. We also carry insurance covering lost revenue resulting from tanker off hire for all of our tankers. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which, could reduce our cash flows and place strains on our liquidity and capital resources.

Our operating results may fluctuate seasonally.

        We operate our tankers in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling. While this seasonality has not materially affected our operating results since 1997, it could materially affect our operating results in the future.

Risks relating to our company

        We may not be able to grow or to effectively manage our growth.

        We may not be able to grow or to effectively manage our growth. A principal focus of our strategy is to continue to grow by taking advantage of changing market conditions, which may include expanding our business in the Atlantic basin, the primary geographic area and market where we operate or expanding into other regions, or by increasing the number of tankers in our fleet. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

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  identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

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  identify tankers and/or shipping companies for acquisitions;

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  integrate any acquired businesses or tankers successfully with our existing operations;

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  hire, train and retain qualified personnel to manage and operate our growing business and fleet;

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  identify new markets outside of the Atlantic basin;

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  improve our operating and financial systems and controls; and

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  obtain required financing for our existing and new operations.

        The failure to effectively identify, purchase, develop and integrate any tankers or businesses could harm our business, financial condition and results of operations.

        If we default under any of our loan agreements, we could forfeit our rights in our tankers and their charters.

        We have pledged all of our tankers and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the tankers and their charters.

        When final payments are due under our loan agreements, we must repay any borrowings outstanding. To the extent that our cash flows are insufficient to repay any of these borrowings, we will need to refinance some or all of our loan agreements or replace them with an alternate credit arrangement. We may not be able to refinance or replace our loan agreements at the time they become due. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility.

        If we lose any of our customers or a significant portion of our revenues, our operating results could be materially adversely affected.

        We derive a significant portion of our voyage revenues from a limited number of customers. Although during the year ended December 31, 2002, no single customer accounted for more than 10% of our voyage revenues. During the year ended December 31, 2001, Skaugen PetroTrans, Inc. accounted for 12.6% of our voyage revenues. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, our revenues, cash flows and profitability could be materially and adversely affected.

        As our fleet ages, the risks associated with older tankers could adversely affect our operations.

        In general, the costs to maintain a tanker in good operating condition increase as the tanker ages. As of December 31, 2002, the average age of the 46 tankers in our current fleet was 11.1 years. Due to improvements in engine technology, older tankers typically are less fuel-efficient than more recently constructed tankers. Cargo insurance rates increase with the age of a tanker, making older tankers less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our tankers, and may restrict the type of activities in which our tankers may engage. We cannot assure you that, as our tankers age, market conditions will justify any required expenditures or enable us to operate our tankers profitably during the remainder of their useful lives.

        An acceleration of the current prohibition to trade deadlines for our other single-hull and double-sided tankers could adversely affect our operations.

        Under OPA, all oil tankers that do not have double-hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Our 46-tanker fleet consists of 23 double-hull tankers, ten double-sided tankers, three double-bottomed tankers and ten single-hull tankers. Based on the current prohibition to trade schedule, one of our Aframax tankers, the West Virginia, which was built in 1981 and is currently held for sale, will not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone starting in 2004, except that it may trade in U.S. waters until 2015 if its operations are limited to discharging its cargoes at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Our nine other single-hull, ten double-sided tankers and three double-bottom tankers, all of which were built in 1985 or later, are currently eligible to trade in U.S. waters until the year set forth below when they would be subject to the same restriction:

Category of tanker	Prohibition to trade year
8 Suezmax tankers	2010
1 Aframax tanker	2010
2 Aframax tankers	2013
2 Aframax tankers	2014
1 Suezmax tanker	2014
4 Aframax tankers	2015
4 Suezmax tankers	2015

        However, the adoption of proposals to accelerate the prohibition to trade of all non-double-hull tankers following the M.T. Prestige disaster in November 2002 could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them.

        Our tankers are also subject to regulatory requirements, including the phase-out of single hull tankers, imposed by the International Maritime Organization, or the IMO. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double-hull tankers on the same schedule as that required under OPA. The sinking of the M.T. Prestige and resulting oil spill in November of 2002 may lead to the adoption of additional proposals to accelerate the prohibition of all non-double-hull tankers and other environmental regulations that could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them.

        Our revenues may be adversely affected if we do not successfully deploy our tankers.

        We seek to deploy our tankers between spot market voyage charters and time charters in a manner that maximizes long-term cash flow. Currently, nine of our tankers are contractually committed to time charters, with the remaining terms of these charters expiring on dates between June 2003 and March 2004. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. In part, due to our recent acquisition of the 19 Metrostar tankers, three of which we acquired subject to a time charter, 37 of the tankers in our current fleet are available either for entering into new time charters or trading in the spot market during 2003.

        We earned 88.6% of our net voyage revenue from spot market voyage charters for the quarter ended March 31, 2003. The spot market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our tankers profitably.

        There may be risks associated with the purchase and operation of secondhand tankers.

        We applied the net proceeds of the offering of the outstanding notes to the purchase of the 19 secondhand tankers from Metrostar. Our current business strategy includes additional growth through the acquisition of additional secondhand tankers. Although we inspect secondhand tankers prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if such tankers had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if some of the tankers do not perform as we expect. Also, we do not receive the benefit of warranties from the builders if the tankers we buy are older than one year, which is the case for the tankers we acquired from Metrostar.

        We may face unexpected repair costs for our tankers.

        Repairs and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Large repair expenses could decrease our profits and reduce our liquidity.

        Arrests of our tankers by maritime claimants could cause a significant loss of earnings for the related off hire period.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our tankers could result in a significant loss of earnings for the related off-hire period.

        In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our subsidiaries or our tankers for liabilities of other vessels that we own.

        Our tankers may be requisitioned by governments without adequate compensation.

        A government could requisition for title or seize our tankers. Under requisition for title, a government takes control of a vessel and becomes its owner. Also, a government could requisition our tankers for hire. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we as owner would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

        We depend on our key personnel and may have difficulty attracting and retaining skilled employees.

        The loss of the services of any of our key personnel or our inability to successfully attract and retain qualified personnel, including ships' officers, in the future could have a material adverse effect on our business, financial condition and operating results. Our future success depends particularly on the continued service of Peter C. Georgiopoulos, our Chairman, President and Chief Executive Officer.

        Portions of our income may be subject to U.S. tax.

        If we do not qualify for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, then we will be subject to U.S. federal income tax on our shipping income that is derived from U.S. sources. If we are subject to such tax, our net income and cash flow would be reduced by the amount of such tax.

        We will qualify for exemption under Section 883 if, among other things, our stock is treated as primarily and regularly traded on an established securities market in the United States. Under the currently proposed Section 883 regulations, we might not satisfy this publicly-traded requirement for any taxable year in which 50% or more of our stock is owned at any time during that year by persons who actually or constructively own 5% or more of our stock, or 5% shareholders.

        We believe that based on the ownership of our stock in 2002, we satisfied the publicly-traded requirement under the currently proposed Section 883 regulations. However, we can give no assurance that future changes and shifts in the ownership of our stock by 5% shareholders would permit us to qualify for the Section 883 exemption in 2003 or in the future. Furthermore, the proposed Section 883 regulations are not yet in effect and the final regulations, when adopted, could differ from the proposed regulations.

        If we do not qualify for the Section 883 exemption, our shipping income derived from U.S. sources, or 50% of our gross shipping income attributable to transportation beginning or ending in the United States, would be subject to a 4% tax imposed without allowance for deductions. For fiscal year 2002, the vast majority of our revenues were attributable to transportation beginning or ending in the United States. If we had been subject to this 4% tax on our gross shipping income during 2002, the tax would have been approximately $4.5 million.

        Increases in tonnage taxes on our tankers would increase the costs of our operations.

        Our tankers are currently registered under the following flags: Liberia, Malta, Greece and the Republic of the Marshall Islands. These jurisdictions impose taxes based on the tonnage capacity of each of the vessels registered under their flag. The tonnage taxes imposed by these countries could increase, which would cause the costs of our operations would increase.

        Our incorporation under the laws of the Republic of the Marshall Islands may limit the ability of our shareholders to protect their interests.

        Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Republic of the Marshall Islands Business Corporations Act. The provisions of the Republic of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the Republic of the Marshall Islands Business Corporations Act. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the Republic of the Marshall Islands Business Corporations Act does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

        It may not be possible for our investors to enforce U.S. judgements against us.

        We are incorporated in the Republic of the Marshall Islands and most of our subsidiaries are organized in the Republic of Liberia and the Republic of the Marshall Islands. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located

  •
  would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws; or

  •
  would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        In connection with the sale of the outstanding notes, we and our subsidiary guarantors entered into a registration rights agreement with the initial purchasers of the outstanding notes, which has been filed as an exhibit to the registration statement of which this prospectus is a part. In the registration rights agreement, we and our subsidiary guarantors agreed to use our reasonable best efforts to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the outstanding notes for an issue of SEC registered notes with terms identical to the notes (except that the exchange notes are not subject to restrictions on transfer and, following the exchange offer, neither the exchange notes nor the outstanding notes are subject to any increase in annual interest rate). We are offering the exchange notes under this prospectus in exchange for the outstanding notes to satisfy our obligations under the registration rights agreement. We refer to our offer to exchange the exchange notes for the outstanding notes as the "exchange offer". The exchange notes have been registered under the Securities Act of 1933 and are being sold by the Company in the exchange offer in reliance on the SEC staff's position as enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) and subsequent no-action letters including Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993).

Resale of Exchange Notes

        Based on interpretations of the SEC staff in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 if, among other things:

  •
  you are acquiring the exchange notes in the ordinary course of your business;

  •
  you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

  •
  you are not an affiliate of General Maritime Corporation (within the meaning of Rule 405 of the Securities Act of 1933).

        We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the SEC would make a similar determination with respect to the exchange notes as it has in such no-action letters cited above.

        If you tender your outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes or you are an affiliate of General Maritime Corporation, you:

  •
  cannot rely on such interpretations by the SEC staff; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction of the exchange notes and such secondary resale transaction must be covered by an effective registration statement under the Securities Act of 1933 containing the selling security holder's information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act of 1933.

        This prospectus may be used for an offer to resell or otherwise transfer exchange notes only as specifically described in this prospectus. Only those broker-dealers that acquired outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where that broker-dealer acquired such outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn before the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        As of the date of this prospectus, there are $250 million principal amount of outstanding notes, all of which are subject to exchange pursuant to the exchange offer. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer:

  •
  will remain outstanding;

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  will continue to accrue interest; and

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  will be subject to all terms and conditions specified in the indenture relating to the outstanding notes and will not have any rights under the registration rights agreement.

        We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the exchange and registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

        If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section of this prospectus entitled "The Exchange Offer—Fees and Expenses" for more details about fees and expenses incurred in the exchange offer.

        We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

        This exchange offer expires at 5:00 p.m., New York City time, on September 8, 2003, unless we extend the expiration date.

Extensions, Delay in Acceptance, Termination or Amendment

        We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. We may delay acceptance for exchange of any outstanding notes by giving oral or written notice of the extension to their holders. During any such extensions, all outstanding notes you have previously tendered will remain subject to the exchange, and we may accept them for exchange. To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We also will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        If any of the conditions described below under "The Exchange Offer—Conditions to the Exchange Offer" have not been satisfied with respect to the exchange offer, we reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any outstanding notes;

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  to extend the exchange offer; or

  •
  to terminate the exchange offer.

        We will give oral or written notice of any delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of the delay to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement. We will distribute the supplement to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during that period.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange, if in our reasonable judgment:

  •
  the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretations of the staff of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

        In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

  •
  the representations described below under "The Exchange Offer—Your Representations to Us"; and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registering the exchange notes under the Securities Act of 1933.

        We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange in the exchange offer, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable.

        These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. Our failure at any time to exercise any of these rights will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times.

        In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Exchange Agent

        We have appointed LaSalle Bank National Association as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. If you are not tendering under the Depository Trust Company's, or DTC's, automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

LaSalle Bank National Association
135 S. LaSalle Street, Suite 1960
Chicago, Illinois 60603
Ph: (312) 904-2442
Fax:(312) 904-2236
Attn.: Wayne M. Evans CCTS
First Vice President Corporate Trust Administration

Procedures for Tendering Outstanding Notes

        Only a holder of outstanding notes may tender those outstanding notes in the exchange offer. To tender in the exchange offer, a holder must either (1) comply with the procedures for physical tender, described below, or (2) comply with the automated tender offer program procedures of the DTC, described below.

        The tender by a holder that is not withdrawn before the expiration date and our acceptance of that tender will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        THE METHOD OF DELIVERY OF OUTSTANDING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR OUTSTANDING NOTES TO US. YOU MAY REQUEST YOUR

BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

How to Tender if You Are a Beneficial Owner

        If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

  •
  make appropriate arrangements to register ownership of the outstanding notes in your name; or

  •
  obtain a properly completed bond power from the registered holder of your outstanding notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Procedures for Physical Tender

        To complete a physical tender, a holder must:

  •
  complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

  •
  have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires;

  •
  mail or deliver or send by facsimile the letter of transmittal to the exchange agent prior to the expiration date; and

  •
  deliver the outstanding notes to the exchange agent before the expiration date or comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above in the section "The Exchange Offer—Exchange Agent" before the expiration date.

Signatures and Signature Guarantees

        You must have signatures on a letter of transmittal or a notice of withdrawal described below under "The Exchange Offer—Withdrawal of Tenders" guaranteed by an eligible institution unless the outstanding notes are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        An eligible institution is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

When Endorsements and Bond Powers Are Needed

        If a person other than the registered holder of any outstanding notes signs the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The registered holder must sign the bond power as the registered holder's name appears on the outstanding notes. An eligible institution must guarantee that signature.

        If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, or officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, they also must submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering through DTC'S Automated Tender Offer Program

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender. Accordingly, participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent.

        An agent's message is a message transmitted by DTC to and received by the exchange agent and forming part of the book-entry confirmation, stating that:

  •
  DTC has received an express acknowledgment from a participant in DTC's automated tender offer program that is tendering outstanding notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  we may enforce the agreement against that participant.

        To complete a tender through DTC's automated tender offer program, the exchange agent must receive, before the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message.

Determinations Under the Exchange Offer

        We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which, in the opinion of our counsel, might be unlawful. We also reserve the right to waive any defects, irregularities or conditions of the exchange offer as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

        Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes, nor will we or those persons incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue Exchange Notes

        In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of transfer of those outstanding notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

Return of Outstanding Notes Not Accepted or Exchanged

        If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged outstanding notes without expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

        By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

  •
  any exchange notes you receive will be acquired in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act of 1933) of the outstanding notes or the exchange notes in violation of the provisions of the Securities Act of 1933;

  •
  you are not an affiliate (within the meaning of Rule 405 under the Securities Act of 1933) of ours or of any of our subsidiary guarantors;

  •
  if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you will deliver a prospectus in connection with any resale of those exchange notes.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. If you are unable to deliver confirmation of the book-entry tender of your outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you wish to tender your outstanding notes but they are not immediately available or if you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's automated tender offer program before the expiration date, you may tender if:

  •
  the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution; or,

  •
  before the expiration date, the exchange agent receives from the member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  stating your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered;

  •
  stating that the tender is being made thereby;

  •
  guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof or agent's message in lieu thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the exchange agent receives such properly completed and executed letter of transmittal or facsimile or agent's message, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, the exchange agent will send a notice of guaranteed delivery to you if you wish to tender your outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under "The Exchange Offer—Exchange Agent"; or

  •
  the withdrawing holder must comply with the appropriate procedures of DTC's automated tender offer program.

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the registration number and the principal amount of the outstanding notes to be withdrawn;

  •
  be signed by the person who tendered the outstanding notes in the same manner as the original signature on the letter of transmittal used to deposit those outstanding notes or be accompanied by documents of transfer sufficient to permit the trustee to register the transfer in the name of the person withdrawing the tender; and

  •
  specify the name in which the outstanding notes to be withdrawn are to be registered, if different from that of the person who tendered the outstanding notes.

        If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

        We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

        Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, those outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following one of the procedures described under the section "The Exchange Offer—Procedures for Tendering" above at any time on or before 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, email, telephone or in person by our officers and regular employees and those of our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

        We will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include:

  •
  SEC registration fees for the exchange notes;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees;

  •
  printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        No service charge will be imposed by the Company, the exchange agent or the Registrar for any registration of transfer or exchange of notes, but the Company may require you to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any outstanding note selected for redemption. Also, the Company is not required to transfer or exchange any outstanding note for a period beginning 15 days before the mailing of a notice of an offer to repurchase or redeem that outstanding note.

Consequences of Failure to Exchange

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless either they are registered under the Securities Act of 1933 or the offer or sale is exempt from or not subject to registration under the Securities Act of 1933 and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act of 1933.

        The tender of outstanding notes in the exchange offer will reduce the outstanding principal amount of the outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect on, and increase the volatility of, the market price of any outstanding notes that you continue to hold.

Other

        Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action, if any, to take. In the future, we may seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any outstanding notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered outstanding notes, except as required by the registration rights agreement.

USE OF PROCEEDS

        We issued $250 million principal amount of the outstanding notes on March 20, 2003 to the initial purchasers of the outstanding notes. We are making the exchange offer to satisfy our obligations under the outstanding notes, the indenture and the registration rights agreement. We will not receive any cash proceeds from the exchange offer. In consideration of issuing the exchange notes in the exchange offer, we will receive an equal principal amount of outstanding notes. Any outstanding notes that are properly tendered in the exchange offer will be accepted, canceled and retired and cannot be reissued.

        Our estimated net proceeds from the offering of the outstanding notes, after deducting initial purchasers' discounts and commissions and other estimated offering expenses of $11.8 million, were approximately $238.2 million. We used these net proceeds, together with senior secured bank borrowings, to acquire the 19 tankers from Metrostar for a purchase price of $525.0 million.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of March 31, 2003. You should read this table in conjunction with the information in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus.

As of March 31, 2003
(in thousands)
Cash and cash equivalents	$103,289
Long-term debt, including current maturities:
Existing bank credit facilities
$300 million facility	116,615
$165 million facility	67,750
$275 million facility	77,969
Outstanding Notes, net of $3,833 discount	246,167

Total long-term debt, including current maturities	508,501

Shareholders' equity	516,407

Total capitalization	$1,024,908

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for each of the preceding five fiscal years and for the three month periods ended March 31, 2003 and March 31, 2002.

			FISCAL YEAR(1)
	March 31, 2003	March 31, 2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	8.68	1.13	0.40	3.75	1.98	0.73	1.13
Earnings insufficient to cover fixed charges (dollars in thousands)	—	—	$9,742	—	—	$4,738	—

(1)
We have not issued any preferred stock as of the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following selected consolidated financial and other data should be read in connection with, and are qualified by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the documents incorporated by reference in this prospectus. We derived the information for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 from our audited financial statements. We incorporate by reference in this prospectus our unaudited consolidated financial statements for the three month periods ended March 31, 2002 and March 31, 2003 contained in our quarterly report on Form 10-Q, filed with the SEC. The fleet data for each of the periods described above are derived from our operational data. Historical results are not necessarily indicative of results that may be expected for any future period.

	YEAR ENDED DECEMBER 31,
	2002	2001	2000	1999	1998
INCOME STATEMENT DATA
(Dollars in thousands, except per share data)
Voyage revenues	$226,357	$217,128	$132,012	$71,476	$62,031
Operating expenses
Voyage expenses	80,790	52,099	23,996	16,742	10,247
Direct vessel operating expenses	55,241	42,140	23,857	19,269	15,684
General and administrative expenses	12,026	9,550	4,792	3,868	2,828
Other	—	—	5,272	—	—
Write down of vessels	13,100	—	—	—	—
Depreciation and amortization	60,431	42,820	24,808	19,810	16,493

Total operating expenses	221,588	146,609	82,725	59,689	45,252

Operating income	4,769	70,519	49,287	11,787	16,779
Net interest expense	14,511	16,292	19,005	16,525	14,654
Other expense	—	3,006	—	—	—

Net (loss) income	(9,742)	51,221	30,282	(4,738)	2,125

Basic and fully diluted earnings per share
Net income (loss)	$(0.26)	$1.70	$1.60	$(0.33)	$0.21
Weighted average basic shares outstanding, thousands	36,981	30,145	18,877	14,238	10,166
BALANCE SHEET DATA, AT END OF PERIOD
(Dollars in thousands)
Cash	$2,681	$17,186	$23,523	$6,842	$6,411
Current assets, including cash	43,841	45,827	37,930	13,278	12,121
Total assets	782,277	850,521	438,922	351,146	345,633
Current liabilities, including current portion of long-term debt	77,519	83,970	41,880	28,718	21,663
Current portion of long-term debt	62,003	73,000	33,050	20,450	18,982
Total long-term debt, including current portion	280,011	339,600	241,785	202,000	241,625
Shareholders' equity	481,636	495,690	186,910	125,878	99,650

OTHER FINANCIAL DATA
(Dollars in thousands)
Net cash provided by operating activities	$43,637	$83,442	$47,720	$12,531	$15,665
Net cash provided (used) by investing activities	2,034	(261,803)	(85,865)	(18,688)	(159,206)
Net cash provided (used) by financing activities	(60,176)	172,024	54,826	6,588	146,661
Capital expenditures
Vessel sales (purchases), gross including deposits	2,251	(256,135)	(85,500)	(18,200)	(158,700)
Drydocking or capitalized survey or improvement costs	(13,546)	(3,321)	(3,168)	(4,074)	(250)
Weighted average long-term debt, including current portion	313,537	283,255	233,010	219,008	203,398
FLEET DATA
Total number of vessels at end of period	28.0	29.0	14.0	11.0	10.0
Average number of vessels(1)	28.9	21.0	12.6	10.3	8.3
Total voyage days for fleet(2)	10,010	7,374	4,474	3,603	3,030
Total time charter days for fleet*	1,490	1,991	2,174	1,738	1,679
Total spot market days for fleet	8,520	5,383	2,300	1,865	1,351
Total calendar days for fleet(3)	10,536	7,664	4,599	3,756	3,030
Fleet utilization(4)	95.0%	96.2%	97.3%	95.9%	100.0%
AVERAGE DAILY RESULTS
Time charter equivalent(5)	$14,542	$22,380	$24,143	$15,191	$17,090
Direct vessel operating expenses(6)	5,243	5,499	5,187	5,130	5,176
General and administrative expenses(7)	1,136	1,246	1,042	1,030	934
Total vessel operating expenses(8)	6,379	6,745	6,229	6,160	6,110

*
During 1998 our vessels operated 143 days on bareboat contracts which are included in time charter days

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Voyage days for fleet are the total days the vessels were in our possession for the relevant period excluding off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3)
Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(6)
Daily direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, by fleet calendar days for the relevant time period.

(7)
Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(8)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or daily DVOE, and daily general and administrative expenses, or G&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

        The following is a discussion of our financial condition and results of operations for the years ended December 31, 2002 and 2001 and for the years ended December 31, 2001 and 2000. You should consider the foregoing when reviewing the consolidated financial statements and this discussion. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

        We are a leading provider of international seaborne crude oil transportation services with one of the largest mid-sized tanker fleets in the world. As of December 31, 2002 our fleet consisted of 28 tankers, 23 Aframax and 5 Suezmax tankers, with a total cargo carrying capacity of 3.0 million deadweight tons. Following the acquisition of 19 additional tankers during the first and second quarters of 2003, our current fleet consists of 46 tankers, 27 Aframax and 19 Suezmax tankers, with a total cargo carrying capacity of 5.5 million deadweight tons.

        We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

        Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our tankers deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

        We primarily operate in the Atlantic basin, which includes ports in the Caribbean, South and Central America, the United States, Western Africa, the Mediterranean, Europe and the North Sea. We also currently operate tankers in the Black Sea, the Far East and in other regions worldwide which we believe enables us to take advantage of market opportunities and to position our tankers in anticipation of drydockings.

        We employ experienced management in all functions critical to our operations, aiming to provide a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring. Through our wholly owned subsidiaries, General Maritime Management LLC, General Maritime Management (UK) LLC and United Overseas Tankers Ltd., we currently provide the commercial and technical management necessary for the operation of our tankers, which include ship maintenance, officer staffing, technical support, shipyard supervision, insurance and financial management services.

        For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of tankers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our tankers.

        Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or TCE, rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We allocate corporate income and expenses, which include general and administrative and net interest expense, to tankers on a pro rata basis based on the number of months that we owned a tanker. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

Results Of Operations

        Margin analysis for the indicated items as a percentage of net voyage revenues for the years ended December 31, 2002, 2001 and 2000 are set forth in the table below.

INCOME STATEMENT MARGIN ANALYSIS
(% OF NET VOYAGE REVENUES)

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
INCOME STATEMENT DATA
Net voyage revenues(1)	100%	100%	100%
Direct vessel expenses	37.9	25.5	22.1
General and administrative	8.3	5.8	4.4
Other	—	—	4.9
Write down of vessels	9.0	—	—
Depreciation and amortization	41.5	25.9	23.0
Total operating expenses	96.7	57.2	54.4
Operating income	3.3	42.8	45.6
Net interest expense	10.0	9.9	17.6
Other expense	—	1.8	—
Net loss/income	-6.7	31.1	28.0

(1)
Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter.

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
Voyage revenues	$226,357	$217,128	132,012
Voyage expenses	(80,790)	(52,099)	(23,996)

NET VOYAGE REVENUES	145,567	165,029	108,016

        "Same Fleet" data consists of financial and operational data only from those tankers that were part of our fleet for both complete periods under comparison. Same Fleet data set forth in the table below is provided for comparison of the periods for the years ended December 31, 2002 and 2001 and the years ended December 31, 2001 and 2000. The tankers that comprise the Same Fleet for periods not directly compared are not necessarily the same. As a result, comparison of Same Fleet data provided for periods that are not directly compared in the table below will not yield meaningful results.

SAME FLEET ANALYSIS

	YEAR ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2002	2001	2001	2000
INCOME STATEMENT DATA
(Dollars in thousands)
Net voyage revenue	$79,787	$124,654	$95,576	$87,896
Direct vessel expenses	28,955	30,099	23,043	20,833
INCOME STATEMENT MARGIN ANALYSIS
(% of net voyage revenues)
Direct vessel expenses	36.3%	24.1%	24.1%	23.7%
FLEET DATA
Number of vessels	14	14	11	11
Number of Aframax vessels	9	9	9	9
Number of Suezmax vessels	5	5	2	2
Total calendar days for fleet	5,110	5,110	4,015	4,026
Total voyage days for fleet	4,852	4,886	3,871	3,918
Total time charter days for fleet	1,193	1,677	1,677	2,174
Total spot market days for fleet	3,659	3,209	2,194	1,744
Capacity utilization	95.0%	95.6%	96.4%	97.3%
AVERAGE DAILY RESULTS
TCE	$16,444	$25,512	$24,690	$22,434
Direct vessel expenses	5,666	5,890	5,739	5,175

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

        VOYAGE REVENUES—Voyage revenues increased by $9.2 million, or 4.3%, to $226.4 million for the year ended December 31, 2002 compared to $217.1 million for the prior year. This increase is due to the increase in the average number of tankers in our fleet during the year ended December 31, 2002 compared to the prior year, offset by a weaker spot market during the year ended December 31, 2002 compared to the prior year. The average size of our fleet increased 37.5% to 28.9 tankers (23.9 Aframax, 5.0 Suezmax) during 2002 compared to 21.0 tankers (16.0 Aframax, 5.0 Suezmax) during the prior year.

        VOYAGE EXPENSES—Voyage expenses increased $28.7 million, or 55.1%, to $80.8 million for the year ended December 31, 2002 compared to $52.1 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet for the year ended December 31, 2002 compared to the prior year, as well as the mix of deployment of our tankers operating on time charter contracts or in the spot market. The number of days that our tankers operated in the spot market increased to 8,520 for the year ended December 31, 2002 compared to 5,383 days for the prior year. Typically, tankers operating on the spot market incur higher voyage expenses than those operating on time charter contract, as the owner, not the charterer, is responsible for voyage expenses.

        NET VOYAGE REVENUES—Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $19.5 million, or 11.8%, to $145.6 million for the year ended December 31, 2002 compared to $165.0 million for the prior year. This decrease is the result of the overall weaker spot market during the year ended December 31, 2002 compared to the prior year. The magnitude of the decrease in net voyage revenues was mitigated by the growth in the average number of tankers in our fleet. The average size of our fleet increased 37.5% to 28.9 tankers (23.9 Aframax, 5.0 Suezmax) for the year ended December 31, 2002 compared to 21.0 tankers (16.0 Aframax, 5.0 Suezmax) for the prior year, while our average TCE rates declined 35.0% to $14,542 compared to $22,380 for these same periods. The total decrease in our net voyage revenues of $19.5 million resulted from a decrease of $44.9 million in our Same Fleet revenues, to $79.8 million from $124.7 million, and an increase of $25.5 million, to $65.8 million from $40.3 million, from tankers that we acquired during 2001 that are not considered Same Fleet. Tankers that are not considered Same Fleet tankers are the tankers we acquired after December 31, 2000. During 2001, we acquired the Genmar Alexandra, Genmar Hector, Genmar Pericles, West Virginia, Kentucky, Genmar Spirit in June, the Stavanger Prince, Genmar Nestor, Genmar Star, Genmar Trust, Genmar Champ (formerly named Genmar Champion) and Genmar Leonidas in July, and the Genmar Trader, Genmar Endurance and Genmar Challenger in August. We disposed of the Stavanger Prince during November 2002 and sold it for scrap (see Write Down of Vessels below). Our fleet consisted of 28 tankers (23 Aframax, 5 Suezmax) on December 31, 2002 and 29 tankers (24 Aframax, 5 Suezmax) on December 31, 2001.

On an Overall Fleet Basis:

  •
  Average daily time charter equivalent rate per tanker decreased by $7,838, or 35.0%, to $14,542 ($14,352 Aframax, $15,410 Suezmax) for the year ended December 31, 2002 compared to $22,380 ($21,053 Aframax, $26,905 Suezmax) for the prior year.

  •
  $28.3 million, or 19.5%, of net voyage revenue was generated by time charter contracts ($28.3 million Aframax, Suezmax tankers did not operate on time charter during this period) and $117.2 million, or 80.5%, was generated in the spot market ($89.5 million Aframax, $27.7 million Suezmax) for the year ended December 31, 2002, compared to $45.8 million, or 27.8%, of our net voyage revenue generated by time charter contracts ($43.4 million Aframax, $2.4 million Suezmax), and $119.2 million, or 72.2%, generated in the spot market ($76.6 million Aframax, $42.6 million Suezmax) for the prior year.

  •
  Tankers operated an aggregate of 1,490 days, or 14.9%, on time charter contracts (1,490 days Aframax, 0 days Suezmax) and 8,520 days, or 85.1%, in the spot market (6,722 days Aframax, 1,798 days Suezmax) for the year ended December 31, 2002, compared to 1,991 days, or 27.0%, on time charter contracts (1,894 days Aframax, 97 days Suezmax) and 5,383 days, or 73.0%, in the spot market (3,808 days Aframax, 1,575 days Suezmax) for the prior year.

  •
  Average daily time charter rates were $19,017 ($19,017 Aframax, Suezmax tankers did not operate on time charter during this period) for the year ended December 31, 2002 compared to average daily time charter rates of $23,025 ($22,932 Aframax, $24,851 Suezmax) for the prior year. This decrease is primarily due to the expiration of some of our time charter contracts and the rates associated with our remaining time charter contracts.

  •
  Average daily spot rates were $13,760 ($13,318 Aframax, $15,410 Suezmax) for the year ended December 31, 2002, compared to average daily spot rates of $22,141 ($20,118 Aframax, $27,032 Suezmax) for the prior year.

        We are constantly evaluating opportunities to increase the number of our tankers deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria. The following table summarizes the portion of the our fleet on time charter as of March 1, 2003:

VESSEL	EXPIRATION DATE	AVERAGE DAILY RATE(1)
Genmar Alexandra	February 20, 2004(2)	Market Rate(3)
Genmar George*	May 24, 2003(4)	$20,000
Genmar Ajax*	August 12, 2003	$23,000
Genmar Constantine	March 7, 2004(2)	Market Rate(3)
Genmar Star	February 24, 2004(4)	$19,000
Genmar Endurance	March 12, 2004 (4)	$19,000

*
"Same Fleet" vessel

(1)
Before reduction for brokers' commissions of 1.25%.

(2)
Termination date is plus or minus 15 days at the charterer's election.

(3)
The charter provides for a floating rate based on weekly spot market rates which can be no less than $16,000 per day and no more than $22,000 per day.

(4)
Termination is plus or minus 30 days at the charterer's election.

        Of our net voyage revenues of $145.6 million for the year ended December 31, 2002, $79.8 million was attributable to our Same Fleet. Same Fleet for the year ended December 31, 2002 and 2001 consisted of 14 tankers (9 Aframax, 5 Suezmax). Same Fleet net voyage revenues decreased by $44.9 million, or 36.0%, to $79.8 million for the year ended December 31, 2002 compared to $124.7 million for the prior year. This decrease is attributable to decreases in our average spot and time charter tanker rates for the year ended December 31, 2002 compared to those rates for the prior year.

On A Same Fleet Basis:

  •
  Average daily time charter equivalent rate per tanker decreased by $9,068, or 35.5%, to $16,444 ($17,053 Aframax, $15,410 Suezmax) for the year ended December 31, 2002 compared to $25,512 ($24,788 Aframax, $26,905 Suezmax) for the prior year.

  •
  $23.0 million, or 29.0%, of net voyage revenue was generated by time charter contracts ($23.0 million Aframax, Suezmax tankers did not operate on time charter during this period) and $56.7 million, or 71.0%, was generated in the spot market ($29.0 million Aframax, $27.7 million Suezmax) for the year ended December 31, 2002, compared to approximately $40.8 million, or 33.0%, of our net voyage revenue generated by time charter contracts ($38.4 million Aframax, $2.4 million Suezmax), and $83.9 million, or 67.0%, generated in the spot market ($41.3 million Aframax, $42.6 million Suezmax) for the prior year.

  •
  Tankers operated an aggregate of 1,193 days, or 24.6%, on time charter contracts (1,193 days Aframax, 0 days Suezmax) and 3,659 days, or 75.4%, in the spot market (1,861 days Aframax, 1,798 days Suezmax) for the year ended December 31, 2002, compared to 1,677 days, or 34.3%, on time charter contracts (1,580 days Aframax, 97 days Suezmax) and 3,209 days, or 65.7%, in the spot market (1,634 days Aframax, 1,575 days Suezmax) for the prior year.

  •
  Average daily time charter rates were $19,314 ($19,314 Aframax, Suezmax tankers did not operate on time charter during this period) for the year ended December 31, 2002 compared to average daily time charter rates of $24,311 ($24,278 Aframax, $24,851 Suezmax) for the prior year. This decrease is due to the expiration of some of our time charter contracts, and the rates associated with our remaining time charter contracts.

        Average daily spot rates were $15,508 ($15,603 Aframax, $15,410 Suezmax) for the year ended December 31, 2002, compared to average daily spot rates of $26,140 ($25,281 Aframax, $27,032 Suezmax) for the prior year.

        DIRECT VESSEL EXPENSES—Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $13.1 million, or 31.1%, to $55.2 million for the year ended December 31, 2002 compared to $42.1 million for the prior year. This increase is primarily due to the growth in the average number of tankers in our fleet, which increased 37.5% for these same periods. On a daily basis, direct vessel expenses per tanker decreased by $256, or 4.6%, to $5,243 ($5,090 Aframax, $5,973 Suezmax) for the year ended December 31, 2002 compared to $5,499 ($5,171 Aframax, $6,547 Suezmax) for the prior year. This decrease is primarily the result of the timing of purchases, repairs and services within the period. Same Fleet direct vessel expenses decreased $1.1 million, or 3.8%, to $28.9 million for the year ended December 31, 2002 compared to $30.1 million for the prior year. This decrease is primarily the result of the timing of purchases, services and repairs within the period. On a daily basis, Same Fleet direct vessel expenses per tanker decreased $224, or 3.8%, to $5,666 ($5,496 Aframax, $5,973 Suezmax) for the year ended December 31, 2002 compared to $5,890 ($5,525 Aframax, $6,547 Suezmax) for the prior year. We anticipate that direct vessel operating expenses will increase during 2003 as a result of our acquisition of the 19 Metrostar tankers and integration of them into our fleet. We anticipate that daily direct vessel operating expenses will increase in the future primarily due to increases in insurance costs and enhanced security measures, as well as an increase in maintenance and repairs. We anticipate that our acquisition of the 19 tankers from Metrostar will further increase our direct vessel operating expenses overall and on a daily basis. The overall increase in direct vessel expenses will be the result of the overall growth of our fleet as a result of the acquisition. The increase in daily direct vessel expenses will be the result of the increase in the percentage of Suezmax tankers that comprise our fleet as a result of the acquisition. Suezmax tankers are larger and inherently more expensive to operate than Aframax tankers. Our direct vessel expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

        GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses increased by $2.4 million, or 25.9%, to $12.0 million for the year ended December 31, 2002 compared to $9.6 million for the prior year. This increase is primarily due to an increase in payroll expenses including the increase in the number of personnel in connection with the growth in average number of tankers in our fleet, which increased 37.5%, for year ended December 31, 2002 compared to the prior year. Daily general and administrative expenses per tanker decreased $110, or 8.8%, to $1,136 for the year ended December 31, 2002 compared to $1,246 for the prior year. We anticipate that general and administrative expenses will increase during 2003 primarily as a result of our acquisition of the 19 Metrostar tankers and the need to increase staff and infrastructure to manage these tankers as well as the non-cash expense associated with the issuance of restricted stock during the fourth quarter of 2002. Daily general and administrative expenses per tanker is anticipated to decrease during 2003 as a result of our acquisition of the 19 Metrostar tankers and the economies of scale associated with operating a larger fleet. The non-cash expense associated with the issuance of restricted stock will result in a pro-rated annual charge through November 2009 of $541,000. The non-cash expense associated with the issuance of restricted stock was $52,600 for the year ended December 31, 2002. For purposes of consistency with past results this non-cash charge is excluded from our calculation of daily general and administrative expenses and daily total vessel operating expenses.

        WRITE DOWN OF VESSELS—During the year ended December 31, 2002, we recognized an expense of $13.1 million as a result of our decision to: retire one tanker, the Stavanger Prince, a 1979 single-hull Aframax tanker, and sell it for scrap; and transfer two tankers, the Kentucky, a 1980 single-hull Aframax tanker, and the West Virginia, a 1981 single-hull Aframax tanker, from long term assets to assets held for sale. This decision was based on management's assessment of the projected costs associated with each tanker's next drydocking, which was originally scheduled to occur during 2003, and the estimated operating revenues for the tankers over their normal remaining operating life. The expense associated with the Stavanger Prince was calculated based on the difference between the carrying value of the tanker and management's estimate of the net present value of the projected operating income and its net proceeds to be received upon disposal. The expense associated with the Kentucky and West Virginia is the difference between each tanker's book value and the estimated proceeds from its anticipated sale for scrap. No such expense occurred during the year ended December 31, 2001.

        DEPRECIATION AND AMORTIZATION—Depreciation and amortization, which include depreciation of tankers as well as amortization of drydocking and other repair costs and loan fees, increased by $17.6 million, or 41.1%, to $60.4 million for the year ended December 31, 2002 compared to $42.8 million for the prior year. This increase is primarily due to the growth in the average number of tankers in our fleet, which increased 37.5% during the year ended December 31, 2002 compared to the prior year. Depreciation and amortization is anticipated to increase during 2003 as a result of our acquisition of the 19 Metrostar tankers.

        Amortization of drydocking and other repair costs increased by $2.0 million, or 81.7%, to $4.3 million for the year ended December 31, 2002 compared to $2.4 million for the prior year. This increase includes amortization associated with $13.5 million of capitalized expenditures relating to our tankers for the year ended December 31, 2002 compared to $3.3 million of capitalized drydocking or other repair expenditures for the prior year. Our capitalized expenditures of $13.5 million for 2002 have a weighted average amortization period of approximately 3.5 years, $9.4 million of which relate to tankers which we are drydocking or capitalizing other repair costs for the first time since we acquired them which have a weighted average amortization period of approximately 4.1 years. We anticipate that the amortization associated with surveys or drydocks will increase in the future due to the growth of our fleet, as these projected costs will increase and we will be performing surveys or drydocking for the first time for tankers that are now part of our fleet. We have updated our projected survey and drydocking costs. See the chart showing estimated survey and drydocking expenditures under "Liquidity and Capital Resources". This change reflects management's estimate of potential increases in drydocking and other repair costs both overall and with respect to particular tankers.

        NET INTEREST EXPENSE—Net interest expense decreased by $1.8 million, or 10.9%, to $14.5 million for the year ended December 31, 2002 compared to $16.3 million for the prior year. This decrease occurred although we had a 10.9% increase in our weighted average outstanding debt of $314.0 million for the year ended December 31, 2002 compared to $283.0 million for the prior year. The refinancing of our previous credit facilities in June 2001 and the overall lower interest rate environment during the year ended December 31, 2002 compared to the prior year offset the effect of the increase of our weighted average outstanding debt on our net interest expense. Net interest expense is anticipated to increase during 2003 as a result of the increased debt that we will assume in connection with our acquisition of the 19 Metrostar tankers.

        OTHER EXPENSES—We incurred non-recurring expenses of $3.0 million during the year ended December 31, 2001. Of the $3.0 million in non-recurring expenses, $1.8 million related to the termination of interest rate swap agreements associated with certain prior loans, which were refinanced by our two existing credit facilities and $1.2 million related to the write off of remaining capitalized loan costs associated with existing loans, which were refinanced by our two existing credit facilities. No such expense occurred during the year ended December 31, 2002.

        NET INCOME—Net loss was $9.7 million for the year ended December 31, 2002 compared to net income of $51.2 million for the prior year.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

        VOYAGE REVENUES—Voyage revenues increased by $85.1 million, or 64.5%, to $217.1 million for the year ended December 31, 2001 compared to $132.0 million for the year ended December 31, 2000. This increase is primarily due to the increase in the number of vessels in our fleet during 2001 compared to 2000. The average size of our fleet increased 66.8% to 21.0 tankers during 2001 compared to 12.6 tankers during 2000.

        VOYAGE EXPENSES—Voyage expenses increased $28.1 million, or 117%, to $52.1 million for the year ended December 31, 2001 compared to $24.0 million for the year ended December 31, 2000. This increase is primarily due to the increase in the number of vessels in our fleet as well as the mix of deployment of our vessels operating on time charter contracts or in the spot market. The increase in our voyage expenses is primarily the result of the increase in revenues generated on the spot market and the number of days that our vessels operated in the spot market for the year ended December 31, 2001 compared to the year ended December 31, 2000. Under spot voyages, we are responsible for voyage expenses, which are otherwise borne by the charterer under a time charter contract.

        NET VOYAGE REVENUES—Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $57.0 million, or 52.8%, to $165.0 million for the year ended December 31, 2001 compared to $108.0 million for the year ended December 31, 2000. This increase is due to the overall growth of our fleet. The average size of our fleet increased 66.8% to 21.0 tankers during 2001 compared to 12.6 tankers during 2000, while our average TCE rates declined 7.3% to $22,380 during 2001 compared to $24,143 during 2000. The total increase in our net voyage revenues of $57.0 million resulted from an increase of $7.7 million in our Same Fleet revenues, an increase of $9.0 million from the full year of operations of three vessels acquired during 2000 and are not considered Same Fleet, and $40.3 million from vessels that we acquired during 2001. During 2000 we acquired the Genmar Zoe in May, the Genmar Macedon in June and the Genmar Spartiate in July. During 2001 we acquired the Genmar Alexandra, Genmar Hector, Genmar Pericles, West Virginia, Kentucky and Genmar Spirit in June, the Stavanger Prince, Genmar Nestor, Genmar Star, Genmar Trust, Genmar Champ (formerly known as Genmar Champion) and Genmar Leonidas in July, and the Genmar Trader, Genmar Endurance and Genmar Challenger in August. Our fleet consisted of 29 vessels (24 Aframax, five Suezmax) as of December 31, 2001 compared to 14 vessels (nine Aframax, five Suezmax) as of December 31, 2000. The average size of our fleet increased 66.8% to 21.0 vessels (16.0 Aframax, 5.0 Suezmax) as of December 31, 2001 compared to 12.6 vessels (9.0 Aframax, 3.6 Suezmax) as of December 31, 2000.

On An Overall Fleet Basis:

  •
  Average daily time charter equivalent rate per vessel decreased by $1,763, or 7.3%, to $22,380 for the year ended December 31, 2001 ($21,053 Aframax, $26,905 Suezmax) compared to $24,143 for the year ended December 31, 2000 ($22,294 Aframax, $28,975 Suezmax).

  •
  $45.8 million, or 27.8%, of net voyage revenue was generated by time charter contracts ($43.4 million Aframax, $2.4 million Suezmax) and $119.2 million, or 72.2%, was generated in the spot market ($76.6 million Aframax, $42.6 million Suezmax) for the year ended December 31, 2001, compared to $39.8 million, or 36.9%, of our net voyage revenue generated by time charter contracts ($25.3 million Aframax, $14.5 million Suezmax), and $68.2 million, or 63.1%, generated in the spot market ($46.9 million Aframax, $21.3 million Suezmax) for the year ended December 31, 2000.

  •
  Vessels operated an aggregate of 1,991 days, or 27.0%, on time charter contracts (1,894 days Aframax, 97 days Suezmax) and 5,383 days, or 73.0%, in the spot market (3,808 days Aframax, 1,575 days Suezmax) for the year ended December 31, 2001, compared to 2,174 days, or 48.6%, on time charter contracts (1,533 days Aframax, 641 days Suezmax) and 2,300 days, or 51.4%, in the spot market (1,703 days Aframax, 597 days Suezmax) for the year ended December 31, 2000.

  •
  Average daily time charter rates were $23,025 for the year ended December 31, 2001 ($22,932 Aframax, $24,851 Suezmax) compared to average daily time charter rates of $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax). This increase is due to the expiration of some of our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.

  •
  Average daily spot rates were $22,141 for the year ended December 31, 2001 ($20,118 Aframax, $27,032 Suezmax), compared to average daily spot rates of $29,665 for the year ended December 31, 2000 ($27,531 Aframax, $35,751 Suezmax).

        The following table summarizes the portion of our fleet that was on time charter as of March 1, 2002:

VESSEL	EXPIRATION DATE	AVERAGE DAILY RATE(1)
Genmar Boss*	September 24, 2002(2)	Market Rate(3)
Genmar Alexandra	February 20, 2003(2)	Market Rate(4)
Genmar George*	May 24, 2003(5)	$20,000
Genmar Ajax*	August 12, 2003	$23,000

*
"Same Fleet" vessel

(1)
Before reduction for brokers' commissions of 1.25%.

(2)
Termination date is plus or minus 15 days at the charterer's election.

(3)
The charter provides for a floating rate based on weekly spot market related rates.

(4)
The charter provides for a floating rate based on weekly spot market rates which can be no less than $16,000 per day and no more than $22,000 per day.

(5)
Termination is plus or minus 30 days at the charterer's election.

        Of our net voyage revenues for the year ended December 31, 2001 of $165.0 million, $95.6 million was attributable to our Same Fleet. Same Fleet for the year ended December 31, 2001 and 2000 consisted of 11 vessels (9 Aframax, 2 Suezmax). Same Fleet net voyage revenues increased by $7.7 million, or 8.7%, to $95.6 million for the year ended December 31, 2001 compared to $87.9 million for the year ended December 31, 2000. This increase is attributable to changes in our average spot and time charter tanker rates for the year ended December 31, 2001 compared to those for the year ended December 31, 2000 and changes in the deployment of our fleet.

On A Same Fleet Basis:

  •
  Average daily time charter equivalent rate per vessel increased by $2,256, or 10.1%, to $24,690 for the year ended December 31, 2001 ($24,788 Aframax, $24,214 Suezmax) compared to $22,434 for the year ended December 31, 2000 ($22,294 Aframax, $23,095 Suezmax).

  •
  $40.8 million, or 42.7%, of net voyage revenue was generated by time charter contracts ($38.4 million Aframax, $2.4 million Suezmax) and $54.8 million, or 57.3%, was generated in the spot market ($41.3 million Aframax, $13.5 million Suezmax) for the year ended December 31, 2001, compared to approximately $39.8 million, or 45.3%, of our net voyage revenue generated by time charter contracts ($25.3 million Aframax, $14.5 million Suezmax), and $48.1 million, or 54.7%, generated in the spot market ($46.9 million Aframax, $1.2 million Suezmax) for the year ended December 31, 2000.

  •
  Vessels operated an aggregate of 1,677 days, or 43.3%, on time charter contracts (1,580 days Aframax, 97 days Suezmax) and 2,194 days or 56.7%, in the spot market (1,634 days Aframax,

    560 days Suezmax) for the year ended December 31, 2001, compared to 2,174 days, or 55.5%, on time charter contracts (1,553 days Aframax, 641 days Suezmax) and 1,744 days, or 44.5%, in the spot market (1,703 days Aframax, 41 days Suezmax) for the year ended December 31, 2000.

  •
  Average daily time charter rates were $24,311 for the year ended December 31, 2001 ($24,278 Aframax, $24,851 Suezmax) compared to average daily time charter rates of $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax). This increase is due to the expiration of some or our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.

  •
  Average daily spot rates were $24,980 for the year ended December 31, 2001 ($25,281 Aframax, $24,103 Suezmax), compared to average daily spot rates of $27,585 for the year ended December 31, 2000 ($27,531 Aframax, $29,824 Suezmax).

        DIRECT VESSEL EXPENSES—Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $18.2 million, or 76.2% to $42.1 million for the year ended December 31, 2001 compared to $23.9 million for the year ended December 31, 2000. This increase is primarily due to the growth of our fleet. On a daily basis, direct vessel expenses per vessel increased by $312, or 6.0% to $5,499 for the year ended December 31, 2001 ($5,171 Aframax, $6,547 Suezmax) compared to $5,187 for the year ended December 31, 2000 ($4,989 Aframax, $5,688 Suezmax) primarily as the result of an increase in maintenance and repairs of newly acquired vessels. Same Fleet direct vessel expenses increased $2.2 million, or 10.6%, to approximately $23.0 million for the year ended December 31, 2001 compared to $20.8 million the year ended December 31, 2000. This increase is primarily the result of higher crew costs and expenses associated with restocking the provisions and stores of these vessels upon assuming of technical management of them from an unrelated third party management company, as well as a supplemental insurance call associated with our protection and indemnity insurance club. On a daily basis, Same Fleet direct vessel expenses per vessel increased $564, or 10.9% to $5,739 ($5,525 Aframax, $6,702 Suezmax) compared to $5,175 ($4,989 Aframax, $6,011 Suezmax) for the year ended December 31, 2001 compared to the year ended December 31, 2000. Our direct vessel expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

        GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses increased by $4.8 million, or 100%, to $9.6 million for the year ended December 31, 2001 compared to $4.8 million for the year ended December 31, 2000. This increase is primarily due to an increase in payroll expenses including the increase in the number of personnel in connection with the growth of our fleet for year ended December 31, 2001 compared to the year ended December 31, 2000. Daily general and administrative expenses increased $204, or 19.6% to $1,246 for the year ended December 31, 2001 compared to $1,042 for the year ended December 31, 2000, primarily as a result of an increase in payroll expenses including an increase in the number of personnel in connection with the growth of our fleet for year ended December 31, 2001 compared to the year ended December 31, 2000, as well as the effect of building our infrastructure in preparation for future growth of the fleet. General and administrative expenses are incurred prior to the acquisition and subsequent to the sale of a vessel; therefore, during periods of changes in the size of our fleet these daily expenses increase relative to the number of days that a vessel is owned.

        OTHER OPERATING EXPENSES—During the year ended December 31, 2000, we expensed $5.3 million in contract termination fees and other related costs associated with the termination of three of our time charter contracts relating to one Aframax tanker and two Suezmax tankers. We replaced the Aframax time charter, which was chartered through February 2002 at a rate of $18,750 per day, with a new time charter, which is chartered through the same period at a rate of $24,300 per day. The two Suezmax tankers were chartered through September 2001 and May 2002 at $22,250 and $24,200 per day, respectively. The termination of these two time charters enabled us to operate these vessels in the spot market upon their redelivery in January and March 2001. During the fourth quarter of the year ended December 31, 2000, when this termination was effected, our Suezmax vessels operating in the spot market generated an average rate of approximately $42,500 per day. We had no such expense during the year ended December 31, 2001.

        DEPRECIATION AND AMORTIZATION—Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking, special survey costs and loan fees, increased by $18.0 million, or 72.6%, to $42.8 million for the year ended December 31, 2001 compared to $24.8 million for the year ended December 31, 2000. This increase is primarily due to the growth of our fleet as well as an additional amortization of approximately $0.7 million in drydocking costs for the year ended December 31, 2001 compared to the year ended December 31, 2000.

        NET INTEREST EXPENSE—Net interest expense decreased by $2.7 million, or 14.3%, to $16.3 million for the year ended December 31, 2001 compared to $19.0 million for the year ended December 31, 2000. This decrease is the result of the lower interest rate environment as well as the refinancing of our previous loans into our existing two credit facilities associated with our variable interest rate debt. Our weighted average debt increased 21.6% to approximately $283.3 million during 2001 compared to approximately $233.0 million during 2000.

        OTHER EXPENSES—We incurred non-recurring expenses of $3.0 million during the year ended December 31, 2001. Of the $3.0 million in non-recurring expenses, $1.8 million related to the termination of interest rate swap agreements associated with certain prior loans, which were refinanced by our two existing credit facilities and $1.2 million related to the write off of remaining capitalized loan costs associated with existing loans, which were refinanced by our two existing credit facilities. No such expense occurred during the year ended December 31, 2000.

        NET INCOME—Net income was $51.2 million for the year ended December 31, 2001 compared to net income of $30.3 million for the year ended December 31, 2000.

Liquidity and Capital Resources

        Since our formation, our principal source of funds has been equity financings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our tankers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely on operating cash flows as well as long-term borrowings, and future offerings to implement our growth plan. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facilities will be sufficient to meet our liquidity needs for the next year.

        Our practice has been to acquire tankers using a combination of funds received from equity investors and bank debt secured by mortgages on our tankers, as well as shares of the common stock of our shipowning subsidiaries. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer tankers and the selective sale of older tankers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire tankers on favorable terms.

        Cash decreased to $2.7 million as of December 31, 2002 compared to $17.2 million as of December 31, 2001. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $33.7 million as of December 31, 2002, compared to a working capital deficit of $38.1 million as of December 31, 2001. The current portion of long-term debt included in our current liabilities was $62.0 million and $73.0 million as of December 31, 2002 and December 31, 2001, respectively.

        We have three credit facilities. The first ("First") closed on June 15, 2001, the second ("Second") closed on June 27, 2001 and the third ("Third") closed on March 11, 2003. The First and Second loan facilities are comprised of a term loan and a revolving loan and the Third is comprised of a term loan. The terms and conditions of the credit facilities require compliance with certain restrictive covenants based on aggregate values and financial data for the tankers associated with each credit facility. Under the financial covenants of each of the credit facilities, the Company is required to maintain certain ratios such as: tanker market value to loan commitment, EBITDA (as defined in each credit facility) to net interest expense and to maintain minimum levels of working capital. Under the general covenants, subject to certain exceptions, we and our subsidiaries are not permitted to pay dividends.

        The First credit facility is a $300 million facility, currently comprised of a $200 million term loan and a $97.6 million revolving loan and is collateralized by 18 tankers. The Second credit facility is a $165 million facility comprised of a $115 million term loan and a $50 million revolving loan and is collateralized by 9 tankers. The Third credit facility is comprised of a $275 million term loan and is collateralized by the 19 tankers we acquired. As of May 29, 2003, we have drawn down $275 million associated with our acquisition of these 19 tankers. All credit facilities have a five-year maturity with the term loans requiring quarterly principal repayments. The principal of each revolving loan is payable upon maturity. The First and Second credit facilities and the revolving loans bear interest at a rate of 1.5% over LIBOR payable on the outstanding principal amount. We are required to pay an annual fee of 0.625% for the unused portion of each of the revolving loans on a quarterly basis. The Third credit facility bears interest at a rate of 1.625% over LIBOR payable on the outstanding principal amount. The subsidiaries that own the tankers that collateralize each credit facility have guaranteed the loans made under the appropriate credit facility, and we have pledged the shares of those subsidiaries. We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows.

        On March 20, 2003 we closed a private offering of face amount $250 million in 10% senior notes due 2013, which are referred to in this prospectus as the outstanding notes. Interest on the outstanding notes, which are unsecured, accrues at the rate of 10% per annum, and is payable semi-annually. The outstanding notes, which do not amortize, are due on March 15, 2013. The outstanding notes are guaranteed by all of our present subsidiaries and our future "restricted" subsidiaries. The outstanding notes contain incurrence covenants which, among other things, restrict our future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, to merge or undergo other changes of control and to pay dividends, and require us to apply a portion of our cash flow during 2003 to the reduction of our debt under our First, Second and Third facilities. We have applied the proceeds of the outstanding notes offering, together with proceeds of our Third facility and cash on hand, to the purchase of the Metrostar tankers.

        The total outstanding amounts as of December 31, 2002 associated with our First and Second credit facilities as well as their maturity dates are as follows:

TOTAL OUTSTANDING DEBT (DOLLARS IN MILLIONS)
AND MATURITY DATE

	OUTSTANDING DEBT	MATURITY DATE
Total long-term debt
First credit facility
First term	129,411	June 2006
First revolver	54,100	June 2006
Second credit facility
Second term	74,500	June 2006
Second revolver	22,000	June 2006

        The total outstanding amounts as of May 29, 2003 (the date on which we received delivery of the nineteenth Metrostar tanker) associated with our First, Second and Third credit facilities and Senior Notes as well as their maturity dates are as follows:

TOTAL OUTSTANDING DEBT (DOLLARS IN MILLIONS)
AND MATURITY DATE

	OUTSTANDING DEBT	MATURITY DATE
Total long-term debt
First credit facility
First term	116,615	June 2006
First revolver	48,598	June 2006
Second credit facility
Second term	67,750	June 2006
Second revolver	17,978	June 2006
Third credit facility	275,000	March 2008
Senior Notes	250,000	March 2013

        The sale of the Stavanger Prince during November 2002 resulted in net cash proceeds of $2.3 million of which we were required to use $1.7 million to repay long term debt of our first credit facility associated with the tanker pursuant to our loan agreements. The sale also reduced the amount that we can draw under our revolving credit facility by $1.2 million.

        The sale of the Kentucky during March 2003 resulted in net cash proceeds of $2.9 million of which we were required to use $1.4 million to repay long term debt of our First credit facility associated with the tanker pursuant to our loan agreements. The sale also reduced the amount that we can draw under our revolving credit facility by $1.2 million.

        In addition to tanker acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our tankers as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that tankers which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that tankers are to be drydocked every five years, while tankers 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During 2003, we anticipate that our 46-tanker fleet will be offhire for approximately 230 days associated with drydocks and in-water surveys. Off hire time includes the actual time the tanker is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing. We currently anticipate that expenditures to effect these drydocks and in-water surveys will be approximately $11.7 million.

        Net cash provided by operating activities decreased 47.7% to $43.6 million for the year ended December 31, 2002, compared to $83.4 million for the prior year. This decrease is primarily attributable to a net loss of $9.7 million and depreciation and amortization of $60.4 million for the year ended December 31, 2002 compared to net income of $51.2 million and depreciation and amortization of $42.8 million for the prior year.

        Net cash provided by investing activities was $2.0 million for the year ended December 31, 2002 compared to net cash used by investing activities of $261.8 million for the prior year. During the year ended December 31, 2001, we expended $256.1 million for the purchase of 10 tankers, and $5.4 million for the purchase of United Overseas Tankers.

        Net cash used by financing activities was $60.2 million for the year ended December 31, 2002 compared to net cash provided by financing activities of $172.0 million for the prior year. The change in cash used by financing activities relates to the following:

  •
  Net proceeds used from borrowing under long-term debt was $15.0 million which was drawn from our revolving credit facility for the year ended December 31, 2002 compared to $386.1 million which was associated with our new credit facilities in connection with the refinancing of our prior loans for the prior year.

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  Principal repayments of long-term debt was $74.6 million for the year ended December 31, 2002 associated with the payment of debt associated with the STAVANGER PRINCE as well as the principal repayment schedule of the term loans of our First and Second credit facilities compared to $334.1 million for the prior year associated with the refinancing of our prior loans, the repayment of loans associated with five tankers which we acquired, and the scheduled principal repayments of our current first and second credit facilities.

  •
  Proceeds from the issuance of common stock from our initial public offering were $126.3 million during the year ended December 31, 2001. We had no such proceeds during 2002.

        Net cash provided by operating activities increased 74.9% to $83.4 million for the year ended December 31, 2001, compared to $47.7 million for the prior year. This increase is primarily attributable to our increase in net income. We had net income of $51.2 million and depreciation and amortization of $42.8 million for the year ended December 31, 2001 compared to net income of $30.3 million and depreciation and amortization of $24.8 million for the prior year.

        Net cash used in investing activities increased 205% to $261.8 million for the year ended December 31, 2001 compared to $85.9 million for the prior year. This increase is primarily due to the use of cash for the purchase of ten tankers during the year ended December 31, 2001 compared to the purchase of three tankers during the prior year.

        Net cash provided by financing activities increased 214% to $172.0 million for the year ended December 31, 2001 compared to $54.8 million provided by financing activities for the prior year. The increase in cash provided by financing activity relates to the following:

  •
  Net proceeds from borrowings under long-term debt were $386.1 million for the year ended December 31, 2001, compared to $70.5 million during the prior year.

  •
  Principal repayments of long-term debt were $334.1 million for the year ended December 31, 2001 compared to $30.7 million for the prior year. This change is the result of refinancing our prior loans as well as the repayment of loans associated with five tankers, which we acquired.

  •
  Proceeds from the issuance of common stock in our initial public offering were $126.3 million during the year ended December 31, 2001, compared to capital contributions from a shareholder of $15.5 million during the prior year.

        In June 2002, we agreed with several participants in our plan of recapitalization (see Note 1 to our consolidated financial statements) to adjust the number of shares to which they would be entitled under the plan. In connection with this adjustment we reduced the number of shares of common stock allocated to these participants by 35,230 shares (which we retired and cancelled), and the participants retained approximately $634,000 of charter hire that they had received. The plan has been completely effectuated and we do not believe there will be any other adjustments to it.

        Our operation of ocean-going tankers carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (1) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (2) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (3) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (4) loss of hire insurance for loss of revenue for up to 90 days resulting from tanker off hire for all of our tankers. In light of overall economic conditions as well as recent international events, including the attack on the VLCC Limburg in Yemen in October 2002, and the related risks with respect to the operation of ocean-going tankers and transportation of crude oil, we expect that we will be required to pay higher premiums with respect to our insurance coverage in 2003 and will be subject to increased supplemental calls with respect to its protection and indemnity insurance coverage payable to protection and indemnity associations in amounts based on our own claim records as well as the claim records of the other members of those associations related to prior year periods of operations. We believe that the increase in insurance premiums and supplemental calls is industry wide and do not foresee that it will have a material adverse impact on our tanker operations or overall financial performance. To the extent such costs cannot be passed along to our customers, such costs will reduce our operating income.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies. We believe that there has been no change in or additions to our critical accounting policies since December 2001.

        ALLOWANCE FOR DOUBTFUL ACCOUNTS. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past three years ended December 31, 2002. To the extent that some voyage revenues become uncollectable, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2002, we provided a reserve of 10% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase of this amount in that period.

        DEPRECIATION AND AMORTIZATION. We record the value of our tankers at their cost (which includes acquisition costs directly attributable to the tanker and expenditures made to prepare the tanker for its initial voyage) less accumulated depreciation. We depreciate our tankers on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other ship owners. Depreciation is based on cost less the estimated residual scrap value. We estimate residual scrap value as the lightweight tonnage of each tanker multiplied by $125 scrap value per ton, which we believe approximates the historical average price of scrap steel. An increase in the useful life of the tanker would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual value would decrease the amount of the annual depreciation charge. A decrease in the useful life of the tanker would have the effect of increasing the annual depreciation charge. A decrease in the residual value would increase the amount of the annual depreciation charge.

        REPLACEMENTS, RENEWALS AND BETTERMENTS. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our tankers over the shorter of the tanker's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a tanker's useful life or increase the operational efficiency of a tanker. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our tankers. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our tankers were reduced, we would recognize the amount of the difference as an expense.

        DEFERRED DRYDOCK COSTS. Our tankers are required to be drydocked for major repairs and maintenance that cannot be performed while the tankers are operating approximately every 30 to 60 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard; cost of fuel consumed between the tanker's last discharge port prior to the drydock and the time the tanker leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflect the economics and market values of the tankers.

        IMPAIRMENT OF LONG-LIVED ASSETS. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, tanker sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each tanker and compare it to the tanker carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual tanker basis.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

        We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2002, we had $280.0 million of floating rate debt with a margin over LIBOR of 1.5% compared to $339.6 million for the prior year. We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. As of December 31, 2002 and December 31, 2001, we were party to interest rate swap agreements having aggregate notional amounts of $102.8 million and $139.3 million, respectively, which effectively fixed LIBOR on a like amount of principal at rates ranging from 3.985% to 4.75%. If we terminate these swap agreements prior to their maturity, we may be required to pay or receive an amount upon termination based on the prevailing interest rate, time to maturity and outstanding notional principal amount at the time of termination. As of December 31, 2002 the fair value of these swaps was a net liability to us of $4.5 million. A one percent increase in LIBOR would increase interest expense on the portion of our $177.2 million outstanding floating rate indebtedness that is not hedged by approximately $1.8 million per year from December 31, 2002.

Foreign Exchange Rate Risk

        The international tanker industry's functional currency is the U.S. dollar. As virtually all of our revenues and most of our operating costs are in U.S. dollars, we believe that our exposure to foreign exchange rate risk is insignificant.

BUSINESS

Overview

        We provide international seaborne crude oil transportation services with a current fleet of 46 tankers consisting of 27 Aframax and 19 Suezmax tankers, making us the second largest mid-sized tanker operator in the world. In January of 2003, we entered into an agreement with Metrostar Management Corporation, or Metrostar, a company based in Athens, Greece, to acquire a total of 19 tankers consisting of 5 Aframax tankers and 14 Suezmax tankers. We took delivery of the last of the Metrostar tankers on May 29, 2003. Our current fleet has a total of more than 5.5 million dwt, with an average age as of December 31, 2002 of 11.1 years. As of December 31, 2002, only 13%, or six of the tankers in our current fleet, were older than 15 years of age and only 24.9% of the tankers in our current fleet is single-hulled compared to a worldwide average of 42% single-hulled tankers. Many of our tankers are "sister ships" that provide us with operational and scheduling flexibility, as well as economies of scale in their operation and maintenance.

        With the majority of our tankers currently operating in the Atlantic basin, we have one of the largest fleets in this region, which includes ports in the Caribbean, South and Central America, the United States, Western Africa, the Mediterranean, Europe and the North Sea. Transportation of crude oil to the U.S. Gulf Coast and other refining centers in the United States requires tanker owners and operators to meet more stringent environmental regulations than in other regions of the world. We have focused our operations in the Atlantic basin because we believe that these stringent operating and safety standards act as a barrier to entry for potential competitors. We have established a niche in the region due to our high-quality tankers, of which 75.1% are either double-hulled, double-sided or double-bottomed, our commitment to safety and many years of experience in the industry. We estimate that for the year ended December 31, 2002, our 28 tankers owned at that time transported more than 225.0 million barrels of crude oil to the United States, accounting for approximately 6.8% of all U.S. crude oil imports. Although the majority of our tankers operate in the Atlantic basin, we also currently operate tankers in the Black Sea, the Far East and in other regions, which we believe enables us both to take advantage of market opportunities and to position our tankers in anticipation of drydockings. Our customers include most of the major international oil companies such as ChevronTexaco Corporation, CITGO Petroleum Corp., Shell Oil Company, BPAmoco, Exxon Mobil Corporation, ConocoPhillips and Sun International Ltd. Our net voyage revenues have grown from $12.0 million in 1997 to $145.6 million in 2002. We have also grown our fleet of tankers from 6 in 1997, to 28 as of December 31, 2002, to our current fleet of 46 tankers.

        The aggregate purchase price of the 19 tankers that we acquired from Metrostar was $525.0 million. We financed these acquisitions with the net proceeds of our $250 million offering of the outstanding notes that was completed on March 20, 2003, together with senior secured bank borrowings. As of December 31, 2002, the 19 Metrostar Tankers had an average age of 9.8 years and their acquisition provided us with an additional 2.7 million dwt of carrying capacity.

        We believe that the acquisition of the 19 modern, high-quality tankers from Metrostar is consistent with our business strategy and will provide us with significant economies of scale that we believe will reduce daily overhead vessel costs per tanker. These 19 tankers should provide us with attractive chartering opportunities while giving us the ability to diversify our customer base and deploy additional tankers in the Atlantic basin as well as in other regions, such as the Mediterranean Sea, the Black Sea and the Far East. We believe that the acquisition of these tankers will also result in improved cash flows.

Our Competitive Strengths

        We pursue an intensively customer, and service, focused strategy. Our strategy is based on what we believe are our key competitive strengths:

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  HIGH-QUALITY TANKERS. We operate a fleet of high-quality, mid-sized tankers. We place great emphasis on ship maintenance and retaining qualified crew members to operate our tankers. We believe that this makes it more likely for us to obtain repeat business from customers and to operate our tankers with greater fuel efficiency and lower maintenance and operating costs. As of December 31, 2002, only 22.2%, or six of our 27 Aframax tankers, and none of our 19 Suezmax tankers, were older than 15 years of age. By contrast, 33.2% of the world's Aframax fleet and 21.7% of the world's Suezmax fleet were older than 15 years of age as of that date. 75.1% of our tankers are either double-hulled, double-sided or double-bottomed. Because of increasingly stringent operating and safety standards, the age and quality of our fleet have given us a high level of acceptance by tanker charterers.

  •
  FLEXIBLE, HOMOGENEOUS FLEET. We believe that Aframax and Suezmax tankers, which make up our entire fleet, are among the most versatile tankers in the world fleet due to their ability to service virtually all ports and routes used for crude oil transportation. Additionally, the majority of our tankers have one or two substantially identical "sister ships" in our fleet which we often use interchangeably. These sister ships enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility. The uniform nature of many tankers in our fleet also provides us with cost efficiencies in maintaining, supplying and providing officers for our tankers. Finally, Aframax and Suezmax tanker charter rates have historically been less volatile than charter rates for VLCCs.

  •
  STRONG CUSTOMER RELATIONSHIPS. We believe that we have strong relationships with our customers, which include most major international oil companies, such as ChevronTexaco Corporation, CITGO Petroleum Corp., Shell Oil Company, BPAmoco, Exxon Mobil Corporation, ConocoPhillips and Sun International Ltd. We believe our strong relationships stem from our reputation for dependability and for delivering high-quality oil transportation services. We have consistently maintained our customer relationships since our inception. During the last few years, our customer base has expanded due to the growth of our fleet, our increase in the use of spot market voyage charters and by opportunistically deploying our tankers into regions outside the Atlantic basin.

  •
  EXPERIENCED MANAGEMENT TEAM. Our founder, Peter C. Georgiopoulos, and our other senior executive officers and key employees have on average more than 20 years of experience in the shipping industry. Our management team has expertise in all of the commercial, technical and management areas of our business, promoting a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring.

  •
  IN-HOUSE VESSEL MANAGEMENT SERVICES. Unlike many other vessel owning companies, we provide virtually all of the vessel management services required to operate our fleet through our wholly-owned subsidiaries. These services include operational support, tanker maintenance and technical support, officer staffing, shipyard supervision, insurance and financial management services. By performing these services in-house, we believe that we are able to ensure quality as well as achieve greater cost efficiencies and economies of scale.

        Our high-quality fleet has resulted in an average of 96.4% capacity utilization for the period from the acquisition of our first tanker in May 1997 through December 2002.

        While we strive to maintain our strengths, we operate in a highly competitive industry which is subject to downturns in regional and global economies as well as changes in regulations which could adversely affect us and our industry.

Business Strategy

        Our strategy is to employ our existing competitive strengths to continue to enhance our position within the industry and maximize long-term cash flow. Our strategic initiatives include:

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  MANAGING ENVIRONMENTALLY SAFE, YET COST EFFICIENT OPERATIONS. We aggressively manage our operating and maintenance costs. At the same time, our fleet has an excellent safety and environmental record that we maintain through acquisitions of high-quality tankers and regular maintenance and inspection of our fleet. We maintain operating standards for all of our tankers that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international environmental and safety regulations. Our in-house safety staff oversees many of these services. We believe the age and quality of the tankers in our fleet, coupled with our excellent safety and environmental record, position us favorably within the sector with our customers and for future business opportunities.

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  BALANCING TANKER DEPLOYMENT TO MAXIMIZE FLEET UTILIZATION AND CASH FLOWS. We actively manage the deployment of our fleet between time charters and spot market charters. Our tanker deployment strategy is designed to provide greater cash flow stability through the use of time charters for part of our fleet, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of our tankers in the spot market. Our goal is to be the first choice of our clients for crude oil transportation services. We constantly monitor the market and seek to anticipate our clients' crude oil transportation needs and to respond quickly when we recognize attractive chartering opportunities.

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  GROWING OUR FLEET AND MAINTAINING A PRUDENT CAPITAL STRUCTURE. We are an industry consolidator focused on opportunistically acquiring high-quality, second-hand, mid-sized tankers. During the past six years, we have grown our fleet from six tankers to 46 tankers. We are continuously and actively monitoring the market in an effort to take advantage of expansion and growth opportunities. At the same time, we are committed to maintaining prudent financial policies aimed at preserving financial stability and increasing long-term cash flow. During the year ended December 31, 2002, our debt to capitalization ratio has declined from 40.6% to 36.8%. As of March 31, 2003, after giving effect to the $525.0 million acquisition of the 19 tankers from Metrostar and the financing of those tankers, our debt to capitalization ratio would have been 59.9%. We expect the acquisition of the Metrostar tankers to increase our cash flow generation which will enable us to reduce this ratio towards our historical levels.

Our Current Fleet of 46 Tankers

        Our current fleet consists of 46 tankers and is comprised of 27 Aframax tankers and 19 Suezmax tankers. The following chart provides information regarding our 46 tankers.

	YARD	YEAR BUILT	YEAR ACQUIRED	TYPE	DEADWEIGHT TONS	EMPLOYMENT STATUS (EXPIRATION DATE)		FLAG	SISTER SHIPS(6)
OUR CURRENT FLEET
AFRAMAX TANKERS
Genmar Ajax(1)	Samsung	1996	1998	DH	96,183	TC (August 12, 2003)		Liberia	A
Genmar Agamemnon(1)	Samsung	1995	1998	DH	96,226	Spot		Liberia	A
Genmar Minotaur(1)	Samsung	1995	1998	DH	96,226	Spot		Liberia	A
Genmar Constantine(1)	S. Kurushima	1992	1998	DH	102,335	TC (March 7, 2004)	(4)	Liberia	B
Genmar Alexandra(1)	S. Kurushima	1992	2001	DH	102,262	TC (February 20, 2004)	(4)	Marshall Islands	B
Genmar Champ*(2)	Hyundai	1992	2001	DH	96,027	Spot		Liberia	C
Genmar Hector*(1)	Hyundai	1992	2001	DH	96,027	Spot		Marshall Islands	C
Genmar Pericles*(1)	Hyundai	1992	2001	DH	96,027	Spot		Marshall Islands	C
Genmar Spirit*(2)	Hyundai	1992	2001	DH	96,027	Spot		Liberia	C
Genmar Star*(2)	Hyundai	1992	2001	DH	96,027	TC (February 24, 2004)		Liberia	C
Genmar Trust*(2)	Hyundai	1992	2001	DH	96,027	Spot		Liberia	C
Genmar Challenger*(2)	Hyundai	1991	2001	DH	96,043	Spot		Liberia	C
Genmar Endurance*(2)	Hyundai	1991	2001	DH	96,043	TC (March 12, 2004)		Liberia	C
Genmar Trader*(2)	Hyundai	1991	2001	DH	96,043	Spot		Malta	C
Genmar Leonidas(2)	Koyo	1991	2001	DS	97,002	Spot		Marshall Islands	D
Genmar Gabriel(1)	Koyo	1990	1999	DS	94,993	Spot		Marshall Islands	D
Genmar Nestor(2)	Imabari	1990	2001	DS	97,112	Spot		Marshall Islands	D
Genmar George(1)	Koyo	1989	1997	DS	94,955	TC (June 21, 2003)		Liberia	D
Genmar Commander(1)	Sumitomo	1989	1997	SH	96,578	Spot		Liberia	D
Genmar Boss(1)	Kawasaki	1985	1997	DS	89,601	Spot		Marshall Islands	E
Genmar Sun(1)	Kawasaki	1985	1997	DS	89,696	Spot		Marshall Islands	E
West Virginia(1) (7)	Mitsubishi	1981	2001	SH	89,000	Spot		Malta
Genmar Baltic(3)	Samsung	1986	2003	DB	107,800	Spot		Liberia	H
Genmar Pacific(3)	Samsung	1986	2003	DB	104,996	Spot		Liberia	H
Genmar Ocean(3)	Samsung	1986	2003	DB	104,996	Spot		Liberia	H
Genmar Princess(3)	Sumitomo	1991	2003	DH	96,765	TC (January 17, 2004)	(5)	Liberia	I
Genmar Progress(3)	Sumitomo	1991	2003	DH	96,765	TC (January 17, 2004)	(5)	Liberia	I

				TOTAL	2,617,782
SUEZMAX TANKERS
Genmar Spartiate(1)	Ishibras	1991	2000	SH	155,150	Spot		Marshall Islands	G
Genmar Zoe(1)	Ishibras	1991	2000	SH	152,402	Spot		Marshall Islands	G
Genmar Macedon(1)	Ishikawajima	1990	2000	SH	155,527	Spot		Marshall Islands	G
Genmar Alta(1)	Mitsubishi	1990	1997	SH	146,251	Spot		Liberia
Genmar Harriet(1)	Kawasaki	1989	1997	SH	146,184	Spot		Liberia
Genmar Prometheus(3)	Daewoo	1988	2003	DS	152,412	Spot		Marshall Islands	J
Genmar Sky(3)	Daewoo	1988	2003	DS	151,803	Spot		Marshall Islands	J
Genmar Ariston(3)	Daewoo	1989	2003	DS	151,910	Spot		Greece	J
Genmar Kestrel(3)	Daewoo	1989	2003	DS	152,470	Spot		Greece	J
Genmar Transporter(3)	Split	1989	2003	SH	149,999	Spot		Marshall Islands	K
Genmar Centaur(3)	Split	1990	2003	SH	142,999	Spot		Greece	K
Genmar Traveller(3)	Split	1990	2003	SH	142,031	Spot		Marshall Islands	K
Genmar Gulf(3)	Daewoo	1991	2003	DH	163,038	Spot		Marshall Islands
Genmar Phoenix(3)	Halla	1999	2003	DH	153,015	Spot		Greece
Genmar Horn(3)	Daewoo	1999	2003	DH	159,475	Spot		Marshall Islands	L
Genmar Hope(3)	Daewoo	1999	2003	DH	159,539	Spot		Marshall Islands	L
Genmar Spyridon(3)	Hyundai	2000	2003	DH	159,959	Spot		Marshall Islands	M
Genmar Argus(3)	Hyundai	2000	2003	DH	159,500	Spot		Marshall Islands	M
Genmar Orion(3)	Samsung	2002	2003	DH	160,000	TC (May 14, 2004)		Greece

				TOTAL	2,913,664
			FLEET	TOTAL	5,531,446

DB = Double-bottomed tanker; DH = Double-hull tanker; DS = Double-sided tanker; SH = Single-hull tanker, TC = Time Chartered

*
Oil/Bulk/Ore carrier (O/B/O)
(1)
Collateral for $300 million credit facility
(2)
Collateral for $165 million credit facility
(3)
Collateral for $275 million credit facility
(4)
Time charter expiration plus or minus 15 days
(5)
Time charter expiration plus or minus 30 days
(6)
Each tanker with the same letter is a "sister ship" of each other tanker with the same letter
(7)
This vessel is currently held for sale

  •
  Prior to our acquisition of the 19 Metrostar tankers, we acquired 29 of our vessels as well as our two management company subsidiaries in a series of recapitalization transactions outlined below. The recapitalization transactions consisted of the following:

  •
  Our acquisition, as of June 12, 2001, of seven limited partnerships owning 14 vessels, in exchange for shares of our common stock.

  •
  Our acquisition, as of June 15, 2001, of five special purpose entities, each owning one vessel, in exchange for shares of our common stock.

  •
  Our acquisition, in June and July 2001, of seven vessels which were owned and commercially operated by unaffiliated parties, in exchange for cash.

  •
  Our acquisition, in August 2001, of three vessels which were owned and commercially operated by unaffiliated parties, in exchange for cash and shares of our common stock.

  •
  Our acquisition, as of June 12, 2001, of all the issued and outstanding shares of common stock of two vessel management companies. One of these companies was acquired in exchange for cash and the other in exchange for shares of our common stock.

        Our predecessor entities began operations in 1997 and their fleet had grown to 14 tankers by the time of our initial public offering on June 12, 2001. All of our historical financial and operating information from before the initial public offering reflects only those original 14 tankers. In connection with the initial public offering, we acquired 15 additional tankers. Of those, five were acquired simultaneously with the closing of the offering and the remaining ten were acquired in the ten weeks following the offering and successfully integrated into our fleet. During November 2002, we sold our oldest tanker, Stavanger Prince, for scrap. At the time of the offering, we also acquired United Overseas Tankers Ltd., located in Piraeus, Greece, which conducts our technical management operations such as officer staffing and maintenance. We recently completed an internal corporate reorganization that both reduced the number of our subsidiaries and the number of jurisdictions in which they are organized. During March 2003 we sold the Kentucky, and another of our tankers, the West Virginia, is currently held for sale. Commercial management for our tankers is provided through our wholly-owned subsidiary, General Maritime Management LLC, and our indirect wholly-owned subsidiary, General Maritime Management (UK) LLC, which was formed in March 2003.

Fleet Deployment

        We strive to optimize the financial performance of our fleet by deploying our vessels on time charters and in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the percentage of our fleet operating on time charters and in the spot market during the past three years.

TIME CHARTER VS. SPOT MIX
(as % of operating days)

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
Percent in Time Charter Days	14.9%	27.0%	48.6%
Percent in Spot Days	85.1%	73.0%	51.4%
Total Vessel Operating Days	10,010	7,374	4,474

        Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our current fleet has nine tankers on time charter contracts expiring on dates between May 2003 and May 2004.

Classification and Inspection

        All of our tankers have been certified as being "in-class" by Det Norske Veritas, the American Bureau of Shipping, Lloyd's Register or Nippon Kaiji Kyokai. Each of these classification societies is a member of the International Association of Classification Societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for special surveys. Vessels may be required, as part of the intermediate survey process, to be drydocked every 24 to 30 months for inspection of the underwater portions of the vessel and for necessary repairs stemming from the inspection. Special surveys always require drydocking.

        In addition to the classification inspections, many of our customers regularly inspect our tankers as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality tankers provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

        We have implemented the International Safety Management Code, which was promulgated by the IMO to establish pollution prevention requirements applicable to tankers. Prior to July 1, 1998, we obtained documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO.

Operations and Ship Management

        We employ experienced management in all functions critical to our operations, aiming to provide a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring. Unlike many other vessel owning companies, we provide virtually all of our own vessel management services through our wholly-owned subsidiaries. These services include operational support, tanker maintenance and technical support, officer staffing, shipyard supervision, insurance and financial management services. By providing these services in-house, we believe that we are able to achieve greater cost savings through economies of scale.

        Our crews inspect our tankers and perform ordinary course maintenance, both at sea and in port. We regularly inspect our tankers. We examine each tanker and make specific notations and recommendations for improvements to the overall condition of the tanker, maintenance of the tanker and safety and welfare of the crew. We have an in-house safety staff to oversee these functions and retain Admiral Robert North (ret.), formerly of the U.S. Coast Guard, as a safety consultant. Our safety staff provides the following services:

  •
  supervision of routine maintenance and repair of the tanker required to keep each tanker in good and efficient condition, including the preparation of comprehensive drydocking specifications and the supervision of each drydocking;

  •
  oversight of compliance with applicable regulations, including licensing and certification requirements, and the required inspections of each tanker to ensure that it meets the standards set forth by classification societies and applicable legal jurisdictions as well as our internal corporate requirements and the standards required by our customers;

  •
  engagement and provision of qualified crews (masters, officers, cadets and ratings) and attendance to all matters regarding discipline, wages and labor relations;

  •
  arrangements to supply the necessary stores and equipment for each tanker; and

  •
  continual monitoring of fleet performance and the initiation of necessary remedial actions to ensure that financial and operating targets are met.

        Our chartering staff, which is currently located in New York City and which in the near future will operate concurrently out of our office in London, monitors fleet operations, tanker positions and spot market voyage charter rates worldwide. We believe that monitoring this information is critical to making informed bids on competitive brokered charters.

Crewing and Employees

        As of December 31, 2002, we employed approximately 67 office personnel. Approximately 34 of these employees are located in New York City and manage the commercial operations of our business. The other 33 employees are located in Piraeus, Greece and manage the technical operations of our business. Our 33 employees located in Greece are subject to Greece's national employment collective bargaining agreement which covers terms and conditions of their employment.

        As of December 31, 2002, we employed approximately 80 seaborne personnel to crew our fleet of 28 tankers that we owned at that time, consisting of captains, chief engineers, chief officers and first engineers. The balance of each crew is staffed by employees of a third party to whom we contract for crew management services. We believe that we could obtain a replacement provider for these services, or could provide these services internally, without any adverse impact on our operations.

        We place great emphasis on attracting qualified crew members for employment on our tankers. Recruiting qualified senior officers has become an increasingly difficult task for tanker operators. We pay competitive salaries and provide competitive benefits to our personnel. We believe that the well-maintained quarters and equipment on our tankers help to attract and retain motivated and qualified seamen and officers. Our crew management services contractors have collective bargaining agreements that cover all the junior officers and seamen whom they provide to us.

Customers

        Our customers include most oil companies, oil traders, tanker owners and others. Although during the year ended December 31, 2002, no single customer accounted for more than 10% of our voyage revenues. During 2001, Skaugen PetroTrans, Inc., accounted for 12.6% of our voyage revenues.

Competition

        International seaborne transportation of crude oil and other petroleum products is provided by two main types of operators: fleets owned by independent companies and fleets operated by oil companies (both private and state-owned). Many oil companies and other oil trading companies, the primary charterers of the tankers we own, also operate their own tankers and transport oil for themselves and third party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, tanker location, the size, age, condition and acceptability of the tanker, and the quality and reputation of the tanker's operator.

        We compete principally with other Aframax and Suezmax owners. However, competition in the Aframax and Suezmax markets is also affected by the availability of alternative size tankers. Panamax size tankers and oil/bulk/ore carriers (which carry oil or dry bulk cargo) can compete for many of the same charters for which we compete. Because ULCCs and VLCCs cannot enter the ports we serve due to their large size, they rarely compete directly with our tankers for specific charters.

        Other significant operators of multiple Aframax and Suezmax tankers in the Atlantic basin include American Eagle Tankers, Inc. Limited, OMI Corporation, Overseas Shipholding Group, Inc. and Teekay Shipping Corporation. There are also numerous, smaller tanker operators in the Atlantic basin.

Insurance

        The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. OPA has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for oil pollution incidents in the 200-mile United States exclusive economic zone. We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks that we face in the conduct of our business.

        Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the tankers currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 14 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

        Our hull and machinery insurance covers risks of actual or constructive loss from collision, fire, grounding and engine breakdown. Our war risk insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for up to 90 days resulting from tanker off hire for each of our tankers.

Environmental and Other Regulation

        Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

        Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our tankers.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We maintain operating standards for all of our tankers that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations.

        Our tankers are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

International Maritime Organization

        The IMO has adopted regulations which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

  •
  25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

  (1)
  they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

  (2)
  they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

  •
  30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

  •
  all tankers will be subject to enhanced inspections.

        Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

  •
  is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

  •
  commences a major conversion or has its keel laid on or after January 6, 1994; or

  •
  completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

        There are ten single-hull tankers in our current fleet of 46 tankers. Under the current regulations, these tankers will be able to operate for various periods for up to eight years before being required to be scrapped or retrofitted to conform to international environmental standards. Although one of these tankers, the West Virginia, is older than 15 years of age, it is only 22 years old and, therefore, the IMO requirements currently in effect regarding 25- and 30-year old tankers will not begin to affect our fleet until 2006. The West Virginia is currently held for sale. Compliance with the new regulations regarding inspections of all tankers, however, could adversely affect our operations.

        The IMO has approved an accelerated time-table for the phase-out of single-hull oil tankers. The new regulations which took effect in September 2002, require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the new regulations, the maximum permissible age for single-hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. One of the ten single-hull tankers in our current fleet, which is currently held for sale during 2003, will be phased-out by 2007 under the new regulations. The remaining nine single-hull tankers would be phased out by 2015 unless retrofitted with a second hull. Also, more stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige. The M.T. Prestige was a 26-year old single-hull tanker owned by a company not affiliated with us. The M.T. Prestige disaster could lead to proposals to accelerate the phasing out of single-hull tankers.

        The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our third party technical managers have developed.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

        Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

        The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

        OPA established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

  •
  natural resource damages and related assessment costs;

  •
  real and personal property damages;

  •
  net loss of taxes, royalties, rents, profits or earnings capacity;

  •
  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

  •
  loss of subsistence use of natural resources.

        OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

        These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

        OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

        We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

        Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port. The prohibition to trade schedule for our ten single-hull and ten double-sided tankers is as follows:

TANKER	YEAR
Aframax tankers
West Virginia(1)	2004
Genmar Commander	2010
Genmar Boss	2013
Genmar Sun	2013
Genmar Leonidas	2015
Genmar Gabriel	2015
Genmar Nestor	2015
Genmar George	2015
Suezmax tankers
Genmar Spartiate	2010
Genmar Zoe	2010
Genmar Macedon	2010
Genmar Alta	2010
Genmar Harriet	2010
Genmar Transporter	2010
Genmar Centaur	2010
Genmar Traveller	2010
Genmar Ariston	2015
Genmar Kestrel	2015
Genmar Prometheus	2015
Genmar Sky	2015

(1)
Currently held for sale.

        Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

  •
  address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

  •
  describe crew training and drills; and

  •
  identify a qualified individual with full authority to implement removal actions.

        We have obtained vessel response plans approved by the U.S. Coast Guard for our tankers operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

Other regulation

        Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that will come into effect on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.1 million plus $858 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.1 million. The current maximum amount under the 1992 protocol is approximately $81.2 million. As the convention calculates liability in terms of Special Drawing Rights, or SDRs, a unit of account pegged to a basket of currencies, these figures are based on a conversion rate on May 6, 2003 of 1 SDR= $1.39586. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

        The European Union is considering legislation that would: (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities at least twice in the past six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety or the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double-hull tankers on the same schedule as that required under OPA. The European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO. Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

        In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Taxation of our operations

        The following discussion is a summary of the principal United States federal and Republic of the Marshall Islands tax laws applicable to our business. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in the discussion, are based on current law and upon the advice we received from our counsel. The advice is based, in part, on representations made by our officers, some of which relate to anticipated future factual matters and circumstances. We cannot assure you that existing laws or their interpretations will not change, that any change in existing laws or in their interpretations will not be retroactive, or that anticipated future factual matters and circumstances will in fact occur. The following discussion is for general information only. Our views and our counsels' views have no binding effect or official status of any kind, and we cannot assure you that the conclusions discussed below would be sustained if challenged by taxing authorities.

United States federal income taxation

        The following discussion is based on the advice of Seward & Kissel LLP, special United States tax counsel to the company. The following discussion is based upon the provisions of the Code, existing and proposed U.S. Treasury Department regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date of this offering, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed herein.

Introductory comments

        Effective as of January 1, 2003, we have restructured our operations. In connection with that restructuring, we and our principal holding company, GMR Administration Corp., have made special U.S. federal income tax elections in respect of each of our respective tanker owning or operating subsidiaries, the effect of which is that each of these subsidiaries will be ignored or disregarded as separate taxable entities from us or our principal holding company, as the case may be. In other words, solely for purposes of the discussion below, we and our principal holding company will be treated, for U.S. federal income tax purposes, as the owner or operator of the tankers of our respective subsidiaries.

        Furthermore, since the manner in which our principal holding company will be taxed will mirror the manner in which we are taxed, the discussion below will only address the manner in which we are taxed.

Taxation of operating income in general

        We anticipate that substantially all of our gross income will be derived from the use and operation of tankers in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from time or voyage charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. taxation under Section 883 of the Code, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

        Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We do not engage in transportation that gives rise to 100% U.S. source income.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

        The vast majority of our shipping income for fiscal year 2002 was attributable to transportation beginning or ending in the United States. In the absence of our qualification for exemption under Section 883, the U.S. source portion of this shipping income, or 50% thereof, would be subject to a 4% tax imposed without allowance for deductions. We estimate the applicable tax for 2002 would be approximately U.S. $4.5 million.

Application of Code Section 883

        Under Section 883 of the Code, we will be exempt from U.S. taxation on our U.S. source shipping income, if:

  •
  we are organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the "country of organization requirement"; and

  •
  we satisfy any one of the following three (3) stock ownership requirements:

  (1)
  more than 50% of our stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which we refer to as the "beneficial ownership requirement";

  (2)
  we are a "controlled foreign corporation" within the meaning of Section 957 of the Code and more than 50% of our shipping income is includable in the gross income of U.S. persons that own 10% or more of our common stock, which we refer to as the "CFC requirement"; or

  (3)
  our stock is "primarily and regularly" traded on an established securities market located in the United States, which we refer to as the "publicly-traded requirement".

        The U.S. Treasury Department has recognized the Republic of the Marshall Islands, our country of incorporation, as a qualified foreign country. Accordingly, we satisfy the country of organization requirement.

        Therefore, our eligibility to qualify for exemption under Section 883 is wholly dependent upon our satisfying one of the three (3) stock ownership requirements.

        Proposed regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August of 2002, which we refer to as the "proposed regulations". These proposed regulations superseded and replaced in their entirety the initial regulations interpreting Section 883 promulgated by the U.S. Treasury Department in February of 2000.

        The proposed regulations will apply to taxable years beginning thirty days or more after the date the regulations are published as final regulations in the Federal Register. As a result, such regulations will not be effective for calendar year taxpayers like ourselves until the calendar year 2004 at the earliest. At this time, it is unclear when the proposed regulations will be finalized and whether they will be finalized in their present form.

        Based on the proposed regulations in their current form, we believe that our ability to qualify for exemption under Section 883 would be dependent upon our being able to satisfy the publicly-traded requirement.

        We believe our ability to satisfy the beneficial ownership requirement will prove to be problematic since we do not believe that we can document, as required by the proposed regulations, more than 50% of our stock is owned by individuals who are residents of qualified foreign countries, who we refer to as qualified shareholders. Furthermore, we cannot satisfy the CFC requirement since we are currently not a controlled foreign corporation, which we refer to as CFC, within the meaning of Section 957 of the Code, and we do not anticipate becoming a CFC based on the current ownership of our stock by U.S. persons. A CFC is a foreign corporation in which more than 50% of the voting power or value of its stock is owned, actually or constructively pursuant to specific attribution rules, by one or more U.S. persons, each of whom owns 10% or more of the total voting power of such stock.

        We believe, however, that we currently satisfy the publicly-traded requirement. The proposed regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. At present, the sole class of shares that is issued and outstanding is our common shares, and our common shares are listed only on The New York Stock Exchange, or NYSE. Since the NYSE is an established securities market in the United States, we are able to satisfy the "primarily-traded" requirement.

        The proposed regulations further provide that stock will generally be considered to be "regularly traded" on an established securities market if:

  •
  stock representing more than 50% of the issuer's outstanding shares, by voting power and value, is listed on such market, which we refer to as the "50% listing threshold"; and

  •
  with respect to the class of stock relied on to satisfy the 50% listing threshold:

  (1)
  such class of stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, or 1/6 of the days in a short taxable year, which we refer to as the "trading frequency threshold"; and

  (2)
  the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume threshold".

        We currently satisfy the 50% listing threshold since all our common stock is listed on the NYSE. Furthermore, our common stock is currently traded on the NYSE on a level sufficient to satisfy the trading frequency and trading volume thresholds. Even if this were not the case, the proposed regulations provide that the trading frequency threshold and the trading volume threshold will be deemed satisfied if stock is traded on an established securities market in the United States and the stock is regularly quoted by dealers making a market in the stock, which we refer to as the "U.S. securities market exception". Our common stock is currently regularly quoted on the NYSE by one or more dealers that make a market in our common stock and we anticipate that this will continue to be the case. Therefore, our common stock would also be considered to be "regularly traded" based on the U.S. securities market exception.

        Notwithstanding the foregoing, the proposed regulations provide, in pertinent part, that our stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of our stock is actually or constructively owned within the meaning of the proposed regulations, at any time during the year by persons who each own 5% or more of our stock, which we refer to as the "5% override rule".

        For purposes of being able to determine the persons who own 5% or more of our stock, which we refer to as "5% shareholders", the proposed regulations permit us to rely on those persons that are identified on Schedule 13G filings with the SEC as having a 5% or more beneficial interest in our common stock. The proposed regulations further provide that an investment company identified on a SEC Form 13G filing which is registered with the SEC under the Investment Company Act of 1940 will not be treated as a 5% shareholder if no person actually or constructively owns 5% or more of the outstanding interests of the investment company and 5% or more of the value of our common stock.

        In the event the 5% override rule is otherwise applicable to us for a particular year based on its "at any time during the year" standard, the proposed regulations provide that the 5% override rule will not apply for such year if we can establish that among the 5% shareholders, which we refer to as the "5% closely-held group", there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of our stock for more than half the number of days during such year.

        Based on our existing shareholdings, we would not presently be subject to the 5% override rule since the 5% shareholders currently identified on SEC Form 13G filings own, in the aggregate, less than 50% of our common stock. However, we can give no assurance that we may not be subject to the 5% override rule at some time in the future.

        Until the proposed regulations are promulgated in final form and come into force, however, we intend to take the position on our annual U.S. tax return filings that we satisfy the publicly-traded requirement and, therefore, we qualify for exemption from U.S. federal income tax under Section 883 in respect of our U.S. source shipping income.

        To the extent we are unable to qualify for exemption from tax under Section 883, our U.S. source income will become subject to the 4% gross basis tax regime or, alternatively, to the net basis and branch tax regime described below.

Taxation in absence of Internal Revenue Code Section 883 exemption

4% Gross Basis Tax Regime

        To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, our U.S.-source shipping income to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a 4% tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, not more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would not exceed 2% under the 4% gross basis tax regime.

Net Basis and Branch Tax Regime

        To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch-level" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

        Our U.S. source shipping income will be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  •
  Substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a tanker that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        While we do not have a fixed place of business in the United States involved in the earning of shipping income, we do not intend to have, or permit circumstances that would result in having, any of our tankers operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities described in this prospectus, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

Gain on Sale of Tankers

        To the extent any of our tankers makes more than an occasional voyage to U.S. ports, we may be considered to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent the gain on the sale of a tanker is incidental to our shipping income, any U.S. source gain on the sale of a tanker may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the net basis and branch tax regime described above.

Republic of the Marshall Islands taxation

        Based on the advice of Seward & Kissel LLP, our Republic of the Marshall Islands tax counsel, we will not be subject to taxation under the laws of the Republic of the Marshall Islands, and distributions to us by our subsidiaries also will not be subject to any Republic of the Marshall Islands tax.

MANAGEMENT

Executive officers and directors

        The following table sets forth information regarding our executive officers and directors as of May 29, 2003:

Name	Age	Position
Peter C. Georgiopoulos(1)	42	Chairman, Chief Executive Officer, President and Director
John P. Tavlarios	42	Chief Executive Officer of General Maritime Management LLC and Director
William Viqueira	39	Vice President and Chief Financial Officer
John C. Georgiopoulos	39	Vice President, Chief Administrative Officer, Corporate Secretary and Treasurer
Andrew Cazalet	42	Director
William J. Crabtree(2)(3)	59	Director
Rex W. Harrington(2)	69	Director
Stephen A. Kaplan(1)(3)	44	Director
Peter S. Shaerf(2)(3)	48	Director

(1)
Member of the executive committee.

(2)
Member of the audit committee.

(3)
Member of the compensation committee.

        Peter C. Georgiopoulos is our founder and has served as Chairman, President, Chief Executive Officer and director since our inception in 1997. He became our President as of January 1, 2003, following our internal reorganization. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a ship-owning and investment company which he founded in 1991. From 1990 to 1991, he was affiliated with Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1987 to 1990, Mr. Georgiopoulos was an investment banker at Drexel Burnham Lambert. Prior to entering the investment banking business, he had extensive experience in the sale, purchase and chartering of vessels while working for shipowners in New York and Piraeus, Greece. Mr. Georgiopoulos is a member of the American Bureau of Shipping.

        John P. Tavlarios has served as a director since May 2001. He served as our President and Chief Operating Officer from May 2001 until December 31, 2002. Following our internal reorganization which took effect at the close of business on December 31, 2002, he became Chief Executive Officer of our tanker operating subsidiary, General Maritime Management LLC. From our inception in 1997 to May 2001, Mr. Tavlarios served as our Executive Vice President. From 1995 to 1997, he was affiliated with Maritime Equity Management, a ship owning and investment company, where he served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, he was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas

North American Committee, the Skuld board of directors and the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners.

        William Viqueira has served as our Vice President and Chief Financial Officer since May 2003. Mr. Viqueira served as the Chief Financial Officer of Intellispace, Inc., an Internet service provider, from July 2001 to July 2002. From May 1996 to May 2001, he held key management positions with Lucent Technologies, Inc, including Treasurer and Senior Vice President of Business Development. As Treasurer, Mr. Viqueira led a global treasury organization responsible for Lucent's capital and financial structure, bank and capital markets relationships, customer financing portfolio as well as the investment management of pension assets. Mr. Viqueira began his career in 1986 with Merrill Lynch & Company's investment banking division where he held various positions for ten years ultimately serving as Director of Corporate Mergers and Acquisitions.

        John C. Georgiopoulos has served as our Vice President, Chief Administrative Officer and Treasurer since July 2000. From our inception in 1997 to July 2000, Mr. Georgiopoulos served as our Chief Financial Officer. From 1994 to 1997, he was involved in his family's private real estate and investment management business. From 1991 to 1994, Mr. Georgiopoulos was an officer of Atlantic Bank of New York. From 1987 to 1991, he was a Vice President of Atlas Management, a shipping and real estate company in New York. Following our annual meeting on May 22, 2003, John C. Georgiopoulos was appointed to the additional position of Corporate Secretary of the Company.

        Andrew M.L. Cazalet was elected as a director of the Company on February 20, 2003. Currently, Mr. Cazalet is a Managing Director with Citation Capital Management, Ltd. where he provides corporate finance advisory services to companies in the financial services and energy sectors. Prior to joining Citation Capital Management in 1999, Mr. Cazalet was a Senior Vice President with Refco Overseas Limited in 1998 and a director with Gollyhott Trading Limited from 1997 to 1998. Mr. Cazalet was a Proprietary Fund Manager for Manro Haydan Trading from 1994 to 1996 and a Manager of International Sales and Trading for Refco Overseas Limited from 1990 to 1994. Mr. Cazalet started his career in 1982 as a Trading Executive with Salomon Brothers, Inc. Mr. Cazalet has a BA in Business Administration and Management from Nottingham Trent University.

        William J. Crabtree has served as a director of the Company since May 2001. Mr. Crabtree currently operates his own legal consulting business. From 1972 to 1996, Mr. Crabtree served in various capacities from Marine Counsel to Chairman of Universe Tankships (Delaware), Inc., a company owned by the D.K. Ludwig Organization, which was predecessor to Universe Tankships (Delaware) LLC. Mr. Crabtree served as counsel for the Commonwealth Oil Refining Company from 1971 to 1972. From 1968 to 1972, Mr. Crabtree was an associate at the law firm of Kirlin, Campbell and Keating. Mr. Crabtree is a member of the Maritime Law Association of the United States and the American Bureau of Shipping.

        Rex W. Harrington has served as a director of the Company since May 2001. Mr. Harrington served as Shipping Adviser to The Royal Bank of Scotland plc from his retirement in 1998 until 2001. Mr. Harrington served as Director of Shipping of The Royal Bank of Scotland plc from 1990 to 1998, Assistant General Manager, Shipping from 1980 to 1990 and Senior Manager, Shipping from 1973 to 1980. From 1969 to 1973, Mr. Harrington served as an executive of Baring Brothers & Co., Ltd., an international merchant banking firm, and from 1957 to 1969 served in various capacities in the Bank of England ending as Secretary of the Foreign Exchange Control Committee. Mr. Harrington currently serves as Chairman of the Advisory Board of the Liberian International Ship & Corporate Registry, as a Deputy Chairman of the International Maritime Industries Forum, as a director of A/S Dampskibsselskabet TORM, a company listed on the Nasdaq Stock Market and the Copenhagen Stock Exchange, as a Director of Royal Olympic Cruise Line, a company listed on the Nasdaq Stock Market, as a director of Eurofin International Limited, as a director of the International Chamber of Commerce, Commercial Crime Services, which incorporates the International Maritime Bureau, and as a member of the General Committee of Lloyd's Register of Shipping, London Advisory Panel of InterCargo, the Baltic Exchange and the Steering Committee of the London Shipping Law Centre. Mr. Harrington was previously a director of H. Clarkson Limited (International Shipbrokers) from 1995 to 1998 and a director of Lloyd's Register of Shipping from 1994 to 1999. Mr. Harrington has a Masters degree from the University of Oxford.

        Stephen A. Kaplan has served as a director of the Company since May 2001. Since 1995, Mr. Kaplan has been a principal of Oaktree Capital Management, LLC, a private investment management firm, where he co-manages Oaktree's Principal Activities Group which invests in majority and significant minority positions in both private and public companies. Since their inception, Mr. Kaplan has served as portfolio manager of OCM Principal Opportunities Fund, L.P. and OCM Principal Opportunities Fund II, L.P. OCM Principal Opportunities Fund, L.P. holds more than 5% of the Company's common stock. From 1993 to 1995, Mr. Kaplan was a Managing Director of Trust Company of the West. Prior to joining the Trust Company of the West, Mr. Kaplan was a partner of the law firm of Gibson, Dunn & Crutcher. Mr. Kaplan currently serves as a director of numerous private and public companies.

        Peter S. Shaerf has served as a director of the Company since May 2001. Mr. Shaerf is a Senior Vice President of American Marine Advisors, Inc., an investment bank specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he has been a partner of The Commonwealth Group a brokerage and consulting company that specializes in the liner shipping industry. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. Mr. Shaerf currently serves as a director of MC Shipping, Inc. an American Stock Exchange listed company, a position he has held since 1993, and since 2001 as a director of TBS International Ltd., a breakbulk liner operator. In April 2002, he was appointed to the board of directors of U.S. flag operator Trailerbridge, Inc., a company listed on the Nasdaq Stock Market. Mr. Shaerf holds a B.A. degree in international business law from the London Guildhall University.

        Peter C. Georgiopoulos and John C. Georgiopoulos are brothers. There are no other family relationships among our executive officers and directors.

        Our board of directors currently consists of seven members. Our amended and restated articles of incorporation provide for a classified board of directors consisting of three classes of directors, each serving staggered, three-year terms. Except as otherwise provided by our bylaws for filling vacancies on our board of directors, a portion of our board of directors will be elected each year at our annual meeting of shareholders and hold office until their respective successors are elected, or until their earlier resignation or removal.

Other key employees

        The following table sets forth certain information with respect to other key personnel of the Company:

Name	Age	Position
John N. Mortsakis	56	Vice President—Technical Operations
John N. Ramistella	56	Vice President—Chartering

SUMMARY COMPENSATION TABLE

					Long Term Compensation Awards
		Annual Compensation
Name and Principal Position	Fiscal Year				Restricted Stock Awards		Securities Underlying Options (#)	All Other Compensation
		Salary	Bonus
Peter C. Georgiopoulos	2002	$450,000	$300,000		$3,030,000	(2)	0	—
Chairman, Chief Executive	2001	331,731	600,000				350,000	—
Officer and Director	2000	—	259,600				—	—
John P. Tavlarios	2002	350,000	175,000		757,500	(2)	0	—
President, Chief Operating	2001	260,455	250,000				240,000	—
Officer and Director	2000	120,000	—				—	—
James C. Christodoulou	2002	250,000	25,000				5,000	—
Vice President, Chief Financial	2001	174,808	150,000	(1)			80,000	—
Officer and Secretary(3)	2000	33,333	—				—	—
John C. Georgiopoulos	2002	225,000	75,000				40,000	—
Vice President, Chief	2001	178,557	100,000				80,000	—
Administrative Officer	2000	107,000	—				—	—
and Treasurer(4)

(1)
Includes year-end bonus of $100,000 and a $50,000 bonus paid in connection with the closing of our initial public offering.

(2)
On November 26, 2002, the Company made grants of restricted common shares in the amount of 500,000 shares to Peter C. Georgiopoulos and 125,000 shares to John P. Tavlarios. The closing price of the Company's common stock on that date was $6.06. The shares will vest, if at all, in seven years from the date of grant (or earlier on a full or pro-rated basis upon the death, disability, dismissal without cause or resignation for good cause of the recipient or upon a change of control of the Company). Messrs. Georgiopoulos and Tavlarios surrendered outstanding options to the Company to purchase 350,000 and 240,000 common shares, respectively, at an exercise price of $18.00 per share. Based on the closing price of the Company's common stock on the New York Stock Exchange on December 31, 2002, the value on that date of the restricted common shares awarded to Messrs. Georgiopoulos and Tavlarios was $3,725,000 and $931,250, respectively.

(3)
Left the Company effective May 2, 2003.

(4)
Became Corporate Secretary effective May 5, 2003.

        For information about employment agreements with some of our executive officers, see the section entitled "Employment Agreements and Incentive Bonus Program" below.

Option Grants for the Year Ended December 31, 2002

        The following table sets forth information, as of December 31, 2002, concerning the options that were granted to the Named Executive Officers during the fiscal year ended December 31, 2002.

					Potential Realizable Values At Assumed Annual Rates Of Stock Price Appreciation For Option Term
		Percentage of Total Options Granted to Employees in Fiscal 2002
	Number of Securities Underlying Options Granted
Name			Exercise Price Per Share	Expiration Date
					5% ($)(1)	10% ($)(1)
Peter C. Georgiopoulos		—	—
John P. Tavlarios		—	—
James C. Christodoulou	5,000	3.5%	$6.06	11/26/12	19,050	48,300
John C. Georgiopoulos	40,000	28%	$6.06	11/26/12	152,400	386,400

(1)
In accordance with the regulations of the SEC, the amounts shown in these two columns represent the hypothetical stock option gains that could be achieved with respect to the stock options shown in the above table (i) if such options were not exercised until the end of each option's 10-year term and (ii) if General Maritime's common stock appreciated at the assumed annually-compounded rates of 5% and 10% from the $6.06 price at grant until the exercise date. The assumed 5% and 10% rates of stock price appreciation are prescribed by regulations of the SEC and are for illustration purposes only; they are not intended to predict any actual future stock prices, which will depend upon market conditions, General Maritime's future performance and prospects and various other factors. Based on the $6.06 option exercise price, the assumed 5% and 10% annually-compounded stock price appreciation rates result in assumed stock prices 10 years after grant of approximately $9.87 (at 5%) and $15.72 (at 10%) for purposes of the above table. By way of further illustration, assuming a constant 36,964,770 shares of General Maritime common stock outstanding (the number of shares outstanding on the Record Date), General Maritime's total market capitalization (which would be approximately $224 million at an $6.06 share price) would increase by approximately $141 million to a total market capitalization of approximately $365 million if the per share price increased to the assumed $9.87 and would increase by approximately $357 million to a total market capitalization of approximately $581 million if the per share price increased to an assumed $15.72.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following table provides information relating to option exercises by the Named Executive Officers during the fiscal year ended December 31, 2002. In addition, the table indicates the number and value of vested and unvested options held by these executive officers as of December 31, 2002. On November 26, 2002, Messrs. Georgiopoulos and Tavlarios surrendered outstanding options to purchase 350,000 and 240,000 shares of the Company's common stock, respectively, at an exercise price of $18.00 per share.

			Number of Securities Underlying Unexercised Options at December 31, 2002
					Value of Unexercised In-the-Money Options at December 31, 2002
	Shares Acquired on Exercise
Name		Value Realized	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Peter C. Georgiopoulos	—	—	—	—	—	—
John P. Tavlarios	—	—	—	—	—	—
James C. Christodoulou	—	—	32,000	53,000	—	6,950
John C. Georgiopoulos	—	—	32,000	88,000	—	55,600

Director Compensation

        Commencing January 1, 2003, each of our non-employee directors receives an annual fee of $25,000 and a fee of $15,000 for an audit committee assignment and $10,000 for a compensation committee assignment. On June 12, 2001, each non-employee director was granted a ten-year option to purchase 2,000 shares of common stock at an exercise price of $18.00. Those options became exercisable upon the closing of our initial public offering. On June 5, 2003, all non-employee directors were granted ten-year options to purchase 2,500 shares of common stock at an exercise price of $9.98, the closing price of our common stock on the New York Stock Exchange on that date. We do not pay director fees to employee directors. We reimburse our directors for all reasonable expenses incurred by them in connection with serving on our board of directors.

Employment Agreements and Incentive Bonus Program

        We have employment agreements with two of our executive officers, Peter C. Georgiopoulos, our Chairman, President and Chief Executive Officer, and John P. Tavlarios, the Chief Executive Officer of the Company's tanker operating subsidiary, General Maritime Management LLC. These agreements took effect on June 15, 2001. Mr. Tavlarios's employment agreement, originally with the Company, was assumed by General Maritime Management LLC effective January 1, 2003.

Agreements with Messrs. Peter C. Georgiopoulos and Tavlarios

        The agreement with Peter C. Georgiopoulos has a term of four years. The agreement with Mr. Tavlarios has a term of three years. Both agreements provide for automatic renewal for additional renewal terms to the end of each fiscal year, unless the executive or we terminate the agreement on 90 days notice. Effective January 1, 2003, the agreements provide a salary of $550,000 per annum for Peter C. Georgiopoulos and $425,000 per annum for Mr. Tavlarios. Both executives are entitled to participate in our incentive bonus program. They have target bonus opportunities of 60% of salary for Peter C. Georgiopoulos and 45% of salary for Mr. Tavlarios. Peter C. Georgiopoulos has the right to reasonably approve General Maritime's bonus plan as it applies to him. Under his agreement, we have agreed to provide Peter C. Georgiopoulos with a monthly automobile allowance of $2,500.

        The agreements provide that upon termination by us without cause or by the executive for good reason, in each case as defined in the relevant agreement, these executives will be entitled to salary at the date of termination plus a bonus equal to the average bonus earned over the preceding five years (beginning with 2001) or any shorter period that the executive was employed by us, but not less than any bonus to which the executive would be entitled for the year in which termination occurs, times the greater of the remainder of the term and two years. In these circumstances, Messrs. Peter C. Georgiopoulos and Tavlarios are also entitled for this period to medical, dental and insurance coverage (and, as to Peter C. Georgiopoulos, an automobile benefit) substantially identical to those in place prior to termination for the relevant period. In the event that a payment to the executive after a change of control causes the executive to owe excise tax under Section 280G of the Internal Revenue Code, we have agreed to fund the amount of this tax on a "grossed-up" basis, intended to provide the executive with an amount sufficient to pay any tax owed on the funding payment. All of the restricted common shares issued on November 26, 2002 to Messrs. Peter C. Georgiopoulos and Tavlarios will vest in the event their employment is terminated by us without cause or by them for good reason.

        Under these agreements, each executive has agreed to protect our confidential information and not to solicit our employees for other employment for two years after termination. In his employment agreement, Peter C. Georgiopoulos has agreed that if his employment with us terminates prior to the fourth anniversary of the closing of the Company's initial public offering, and he undertakes substantial involvement in the management or operation of tankers transporting crude oil anywhere in the world for a competitor of the Company prior to that anniversary, he will surrender 320,000 shares of Common Stock issued to him in connection with our recapitalization if such activities occur before the first anniversary of the closing of the initial public offering, which amount will be reduced to 240,000 shares for activities occurring before the second anniversary of the closing, 160,000 shares for activities occurring before the third anniversary of the closing and 80,000 shares for activities occurring before the fourth anniversary of the closing. Peter C. Georgiopoulos and Mr. Tavlarios have each agreed not to engage in these competitive activities for two years after the termination of their employment with us. These provisions will not apply following a change of control or in the event of termination of these executives by us without cause or by the executives with good reason. Mr. Georgiopoulos' agreement not to compete (but not the requirement he surrender shares of our common stock) will only be effective if we pay him salary during the applicable period and will terminate if he forgoes salary payments. For purposes of these agreements, change of control is defined generally as the acquisition of more than 30% of the voting power of the Company by any person or group other than Peter C. Georgiopoulos or Oaktree Capital Management, LLC and its affiliates or by any person other than Peter C. Georgiopoulos if the acquiring person has in excess of 50% of the voting power of the Company, the sale of all or substantially all of our assets or any merger or similar transaction in which holders of our voting stock do not hold at least 51% of the voting stock of the surviving entity.

James Christodoulou Severance Arrangement

        On May 2, 2003, James Christodoulou, the Company's former Chief Financial Officer left the Company to pursue other interests. He has agreed to act as a consultant to the Company for a period of one year in exchange for a consulting fee of $250,000 plus health benefits.

Incentive Bonus Program

        The Company has an incentive bonus program under which our executive officers and our other key employees designated by our Chief Executive Officer are eligible for cash bonus awards. These awards are generally made at the end of the fiscal year in amounts determined in the sole discretion of the Compensation Committee for executive officers and the Chief Executive Officer subject to the oversight of the Compensation Committee and the Board for other eligible key employees. Criteria for executive officer bonuses are discussed below under the heading "Board Compensation Committee Report on Executive Compensation" below.

Compensation Committee Interlocks and Insider Participation

        No interlocking relationship exists between any of General Maritime's executive officers or members of General Maritime's Board or compensation committee and any other company's executive officers, board of directors or compensation committee.

Board Compensation Committee Report on Executive Compensation

        The Compensation Committee of the Board (the "Committee") is composed entirely of non-employee directors. The Committee is responsible for establishing and administering the overall compensation policies applicable to the Company's executive officers, and determining the annual cash compensation of the Company's senior management. The Committee is also responsible for establishing the general policies applicable to the granting, vesting and other terms of the stock option grants made to current and newly hired officers and other key employees under the Company's stock option plan, and for determining the size and terms of the individual option grants made to the Company's executive officers.

        The Committee views its role as being to foster and oversee the creation of compensation programs for the Company's executive officers and other key management employees that are structured and implemented in a way that addresses the Company's need to attract and retain the caliber of senior executives and other key employees required for the Company to compete effectively in a highly competitive and rapidly evolving business environment, while recognizing the importance and value to the Company and its shareholders of achieving annual and longer-term performance goals and objectives.

Section 162(m)

        Section 162(m) of the Internal Revenue Code limits the deductibility of compensation to certain employees in excess of $1 million. Because the Company believes that it currently qualifies for the exemption pursuant to Section 883 of the Internal Revenue Code of 1986, as amended, pursuant to which it is not subject to United States federal income tax on its shipping income (which comprised substantially all of its gross revenue in 2002), it has not sought to structure its cash bonus plan to qualify for exemption under Section 162(m). For purposes of Section 162(m), payments made under qualifying performance-based plans are not taken into account. The Company's 2002 Stock Incentive Plan is designed and administered to qualify as "performance-based" and grants thereunder are therefore not subject to the Section 162(m) limitation.

PERFORMANCE AND COMPENSATION REVIEW PROCESS

        Commencing at the beginning of the fourth quarter of 2002, the Compensation Committee consulted with and received advice from an outside independent executive compensation consultant in order to help the Committee assess the appropriate levels of executive compensation for year 2002. This strategic approach was made with regard to individual performance and the performance of the Company as a whole benchmarked against other publicly listed companies within the sector.

        The review process included four meetings of the Committee and from time to time with the Chief Executive Officer, or CEO, in attendance at these meetings. The Committee held additional discussions with the outside consultant. As part of this process the Committee received an overall company review from the CEO. The CEO reviewed with the Committee members (i) his assessment of the Company's performance in 2002 in terms of financial results and strategic initiatives, (ii) his assessment of each executive officer's efforts, performance and contributions for 2002, (iii) the CEO's specific recommendations regarding the annual bonus awards for 2002 for the executive officers reporting to the CEO, and (iv) the rationales for such awards.

        The Committee's recommendations were made after due and careful consideration and in the light of the Company's performance and the performance of the individual executives. The Committee duly reported its findings to the full Board, which accepted the Committee's recommendations unanimously.

Base Salary Levels and 2002 Annual Bonus Awards

        As part of the review process described above, the base salary rate, contractual terms and proposed 2002 annual bonus award of each executive officer was reviewed, taking into account: (i) each officer's individual performance for 2002, (ii) the scope and importance of the functions the officer performed or for which the officer was responsible, (iii) an assessment of the officer's initiative, managerial ability and overall contributions to corporate performance, (iv) the advice of the outside consultant regarding the practices of other companies with respect to executive officer salary and bonus levels for 2001-2002 based on available Securities and Exchange Commission filing data, and (v) internal equity considerations.

        The weighting given to these factors varied by position, but the Committee intended that each executive officer's base salary and annual bonus rates be generally competitive with the estimated current market rates, and that the annual bonuses for 2002 properly reflect the efforts and achievements of the Company's management team in integrating the additions to the Company's fleet following its initial public offering and in concluding the Company's first full calendar year as a public company.

        The annual bonus amounts awarded for 2002 to the executive officers other than the CEO, as approved by the Committee, are set forth in "Summary Compensation Table" above. The Committee made no changes for 2002 in the applicable target annual bonus award opportunities for such officers.

Stock Option and Restricted Share Grants

        As part of its officer compensation programs, the Company intends to utilize stock options priced at 100% of market on the date of grant as its primary long-term incentive award vehicle. On November 26, 2002, the Company made grants of restricted common shares in the amount of 500,000 shares to Peter C. Georgiopoulos and 125,000 shares to John P. Tavlarios. The shares will vest, if at all, in seven years from the date of grant (or earlier upon the death, disability, dismissal without cause or resignation for good cause of the recipient or upon a change of control of the Company). Messrs. Georgiopoulos and Tavlarios surrendered outstanding options to the Company to purchase 350,000 and 240,000 common shares, respectively, at an exercise price of $18.00 per share. On November 26, 2002, the Company granted options to purchase an aggregate of 143,500 shares of common stock of General Maritime at an exercise price of $6.06 (the closing price on the date of grant) to other employees of General Maritime. These options will generally vest in four equal installments on each of the first four anniversaries of the date of grant.

        The Committee believes that option grants can be effective for both new hire and retention purposes in establishing substantial stock-based investment risks for key employees that emphasize the importance of shareholder return and encourage a focus on long-term results.

CEO Compensation

        The Committee's actions regarding Mr. Peter Georgiopoulos' cash compensation for 2002 as the Company's Chief Executive Officer are reflected in the "Summary Compensation Table" set forth above.

        The Committee's review of Mr. Georgiopoulos' base salary rate and annual bonus opportunity occurred at the same time as the above-discussed review of the cash compensation of the Company's other executive officers, and took into account the same factors and data, together with the Committee's assessment of Mr. Georgiopoulos's leadership skills and impact potential, his contributions to the Company's successes during 2002, his unique role in representing the Company in its industry and to investors and other potential financing sources, his efforts in developing potential strategic opportunities for the Company and his success in building an effective management team and corporate infrastructure to support the Company's growth and its public company status, and integrating the ten vessels purchased following the Company's initial public offering.

        As a result of the 2002 review, Mr. Georgiopoulos's base salary was increased to $550,000 per annum effective January 1, 2003. After assessing Mr. Georgiopoulos' performance for 2002, and after taking into account his base salary rate and size of the stock option grant made to him at the time of the initial public offering and his award of restricted shares in 2002 on his surrender of certain stock options, the Committee determined to award Mr. Georgiopoulos a $300,000 annual bonus for 2002.

Conclusion

        The Compensation Committee is of the opinion that the Company's current senior management compensation programs and practices are structured in a way that achieves an appropriate risk/reward balance, and are consistent with the Committee's goal of enabling the Company to compete for, and retain, high caliber executives in a highly competitive and challenging business environment, while also emphasizing the need for and importance of achieving annual and longer-range performance goals.

        The current members of the Compensation Committee:

      Stephen A. Kaplan (chair)
      William J. Crabtree
      Peter S. Shaerf

PERFORMANCE GRAPH

        The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of General Maritime's common stock with the Dow Jones U.S. Total Market Index and the Philadelphia Stock Exchange Oil Services Sector Index, for the period from June 12, 2001 through December 31, 2002. The measurement assumes a $100 investment on June 12, 2001. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Dow Jones U.S. Total Market Index and the Philadelphia Stock Exchange Oil Services Sector Index assume reinvestment of dividends. General Maritime has never paid dividends on its common stock and has no present plans to do so.

Date	General Maritime	Dow Jones U.S. Total Market Index	Philadelphia Stock Exchange Oil Services Sector Index
6/12/01	$100.00	$100.00	$100.00
12/31/02	$41.39	$76.29	$71.55

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of General Maritime's voting common stock as of June 5, 2003 of:

  •
  each person, group or entity known to General Maritime to beneficially own more than 5% of our stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        As of June 5, 2003, a total of 36,964,770 shares of common stock were outstanding and entitled to vote at our annual meeting. Each share of common stock is entitled to one vote on matters on which common shareholders are eligible to vote. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or to direct the voting of that security, or "investment power", which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities as to which that person has a right to acquire beneficial ownership presently or within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed to be the beneficial owner of securities as to which that person has no economic interest.

OWNERSHIP OF COMMON STOCK

Name and Address of Beneficial Owner(1)	Amount of Common Stock Beneficially Owned		Percentage of Common Stock Outstanding
Peter C. Georgiopoulos	2,692,793	(2)	7.29%
John P. Tavlarios	125,000	(3)	*
William Viqueira	—	(4)	*
James C. Christodoulou	32,000	(5)	*
John C. Georgiopoulos	32,000	(6)	*
Andrew Cazalet	—	(11)	*
William J. Crabtree	2,000	(7)	*
Rex W. Harrington	2,000	(7)	*
Stephen A. Kaplan(8)	2,000	(7)	*
Peter S. Shaerf	2,000	(7)	*
Louis M. Bacon(9)	2,478,210		6.70%
Oaktree Capital Management, LLC(8)	9,249,906		25.02%
Wexford Capital LLC(10)	5,569,049		15.07%
Joseph Jacobs(10)	5,569,049		15.07%
Charles Davidson(10)	5,569,049		15.07%
All directors and executive officers as a group (nine persons)	2,889,793		7.82%

*
Less than 1% of the outstanding shares of common stock.

(1)
Unless otherwise indicated the business address of each beneficial owner identified is c/o General Maritime Corporation, 35 West 56th Street, New York, New York 10019.

(2)
Includes 500,000 shares of our restricted common stock which will vest, if at all, in seven years from the date of grant (or earlier on a full or pro-rated basis upon the death, disability, dismissal without cause or resignation for good reason of the recipient or upon a change of control of the Company) and are owned directly by the reporting person. Does not include 614,206 shares beneficially owned by affiliates of Wexford Capital LLC which are owned by three limited liability companies for which affiliates of Mr. Georgiopoulos acted as operating member and KS Stavanger Prince, in which Mr. Georgiopoulos has an interest. Mr. Georgiopoulos, directly or through controlled entities, received 2,192,793 shares of our common stock which he owns in our recapitalization on June 12, 2001 which initially closed following effectiveness of our initial public offering. He surrendered options to purchase 350,000 shares of our common stock for cancellation. Of these, options to purchase 87,500 shares of our common stock had become exercisable on June 15, 2002. The remaining options would have become exercisable in equal installments on each of the first three anniversaries of such date.

(3)
Includes 125,000 shares of our restricted common stock which will vest, if at all, in seven years from the date of grant (or earlier on a full or pro-rated basis upon the death, disability, dismissal without cause or resignation for good reason of the recipient or upon a change of control of the Company) and are owned directly by the reporting person. Mr. Tavlarios surrendered options to purchase 240,000 shares of our common stock for cancellation. Of these, options to purchase 48,000 shares of common stock had become exercisable on each of June 15, 2001 and June 15, 2002. The remaining options would have become exercisable in equal installments on June 15, 2003, June 15, 2004, and June 15, 2005.

(4)
Does not include options to purchase 50,000 shares of our common stock at an exercise price of $8.73 (the closing price on the date of grant) granted to Mr. Viqueira on May 5, 2003. Those options expire on May 5, 2013 and will generally vest in equal installments on each of the first four anniversaries of the grant date, May 5, 2003.

(5)
Includes shares issuable on exercise of options to purchase 32,000 shares of our common stock. Does not include shares subject to options to purchase 48,000 shares of our common stock, 16,000 shares of which vest on each of the second, third and fourth anniversaries of our initial public offering. Also does not include shares subject to options to purchase 5,000 shares of common stock at an exercise price of $6.06 (the closing price on the date of grant) which will generally vest in four equal installments on each of the first four anniversaries of the date of grant, November 26, 2002.

(6)
Includes shares issuable on exercise of options to purchase 32,000 shares of our common stock. Does not include shares subject to options to purchase 48,000 shares of our common stock, 16,000 shares of which vest on each of the second, third and fourth anniversaries of our initial public offering. Also does not include shares subject to options to purchase 40,000 shares of common stock at an exercise price of $6.06 (the closing price on the date of grant) which will generally vest in four equal installments on each of the first four anniversaries of the date of grant, November 26, 2002.

(7)
Includes shares issuable on exercise of options to purchase 2,000 shares of our common stock which vested upon the closing of our initial public offering. Does not include options to purchase 2,500 shares of our common stock at an exercise price of $9.98 (the closing price of our common stock on the New York Stock Exchange on the date of the grant) granted to all non-employee directors on June 5, 2003. Those options expire on June 5, 2013 and will generally vest in equal installments on each of the first four anniversaries of the grant date, June 5, 2003.

(8)
Each of Mr. Kaplan's and Oaktree Capital Management, LLC's address is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Oaktree Capital Management, a registered investment adviser under the Investment Advisers Act of 1940, is the general partner of OCM

  Principal Opportunities Fund, L.P. The shares reported herein are held directly by OCM Principal Opportunities Fund, L.P. As the general partner of the OCM Principal Opportunities Fund, L.P., Oaktree Capital Management, LLC has voting and dispositive power over the shares that are held by OCM Principal Opportunities Fund, L.P. Although Oaktree Capital Management, LLC may be deemed to beneficially own those shares for purposes of Section 13 of the Securities Exchange Act of 1934, Oaktree Capital Management, LLC disclaims beneficial ownership of those shares except to the extent of its direct and indirect pecuniary interest therein. Oaktree Capital Management, LLC also beneficially owns shares issuable on exercise of options to purchase 2,000 shares of General Maritime's common stock, issued to Mr. Kaplan. Mr. Kaplan, a director of General Maritime, is a Principal of Oaktree Capital Management, LLC. To the extent Mr. Kaplan participates in the process to vote or dispose of those shares, he may be deemed under certain circumstances for purposes of Section 13 of the Securities Exchange Act of 1934 to be the beneficial owner of those shares. Mr. Kaplan, however, disclaims beneficial ownership of those shares except to the extent of his direct and indirect pecuniary interest in them.

(9)
Mr. Bacon's address is 1251 Avenue of the Americas, New York, New York 10020. Includes 1,243,276 shares held of record by Multi-Strategies Fund Ltd. and 1,234,934 shares held of record or beneficially by Belvedere Maritime Holdings LLC. Mr. Bacon, in his capacity as Chairman and Chief Executive Officer, director and controlling shareholder of a registered commodity trading advisor which serves as discretionary investment manager to Multi-Strategies Fund Ltd. and as the sole member of Belvedere Maritime Holders LLC may be deemed the beneficial owner of the shares held for the accounts of those entities.

(10)
Wexford Capital LLC's address is 411 West Putnam Avenue, Greenwich, CT 06830. The shares listed for Wexford Capital LLC represent shares owned by the following limited liability companies and limited partnerships, each of which is controlled by Wexford Capital LLC:

•
Equili Company L.P., a New York limited partnership;

•
Equili Company II L.P., a New York limited partnership;

•
Genmar Alexandra, LLC, a Delaware limited liability company; and

•
Genmar II, LLC, a Delaware limited liability company.

  The shares listed for Joseph Jacobs and Charles Davidson represent the shares beneficially owned by Wexford Capital LLC, of which Joseph Jacobs and Charles Davidson are controlling members.

(11)
Does not include options to purchase 2,500 shares of our common stock at an exercise price of $9.98 (the closing price of our common stock on the New York Stock Exchange on the date of the grant) granted to all non-employee directors on June 5, 2003. Those options expire on June 5, 2013 and will generally vest in equal installments on each of the first four anniversaries of the grant date, June 5, 2003.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We lease office space of approximately 11,000 square feet for our principal executive offices in New York, New York in a building currently leased by GenMar Realty LLC, a company wholly-owned by Peter C. Georgiopoulos, our Chairman, President and Chief Executive Officer. There is no lease agreement between us and GenMar Realty LLC. We currently pay an occupancy fee on a month to month basis in the amount of $55,000.

        During the fourth quarter of 2000, we loaned $485,467 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2002.

DESCRIPTION OF CREDIT FACILITIES

Description of credit facilities

        The following is a summary of the material terms of the indebtedness under our credit facilities.

$300 million credit facility

        On June 15, 2001 we entered into a $300.0 million credit facility. This credit facility is currently comprised of a $200.0 million term loan and a $97.6 million revolving loan. The credit facility matures on June 15, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The credit facility bears interest at LIBOR plus 1.5%. We must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of December 31, 2002, we had $129.4 million outstanding on the term loan and $54.1 million outstanding on the revolving loan. Our obligations under this credit facility are secured by 18 of our tankers, a pledge of the ownership interests of the subsidiaries and guarantees from the various vessel owning subsidiaries that own those tankers, with an aggregate carrying value of $464.3 million at December 31, 2002.

        Our principal repayments as of December 31, 2002, for the term loan scheduled through its maturity are as follows:

Principal Repayments (dollars in millions)

Year	Principal Amounts
2003	$40.5
2004	35.6
2005	35.6
2006	17.8

$165 million credit facility

        On June 27, 2001, we entered into an additional credit facility consisting of a $115.0 million term loan and a $50.0 million revolving loan. This credit facility maturity date is June 27, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The credit facility bears interest at LIBOR plus 1.5%. We must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of December 31, 2002, we had $74.5 million outstanding on the term loan and $22.0 million outstanding on the revolving loan. Our obligations under this credit facility are secured by 9 of our tankers, a pledge of the ownership interests of the subsidiaries and guarantees from the various vessel owning subsidiaries that own those tankers, with an aggregate carrying value of approximately $251.0 million at December 31, 2002.

        Our principal repayments as of December 31, 2002 for the term loan scheduled through its maturity are as follows:

Principal Repayments (dollars in millions)

Year	Principal Amount
2003	$21.5
2004	16.0
2005	16.0
2006	21.0

$275 million credit facility

        On March 11, 2003, we entered into commitments for $450 million in credit facilities. These credit facilities are comprised of a first priority $350 million amortizing term loan (the "Third Credit Facility") and a second priority $100,000 non-amortizing term loan (the "Second Priority Term Loan"). Pursuant to the issuance of the Senior Notes described below, the Third Credit Facility was reduced to $275 million (such reduction from $350 million will be treated as a prepayment of the first six installments due under this facility) and the Second Priority Term Loan was eliminated. The Third Credit Facility matures on March 10, 2008, is repayable in 19 quarterly installments and bears an initial interest rate of LIBOR plus 1.625%. We must pay a fee of 0.73% per annum on the unused portion of the Third Credit Facility. This credit facility was drawn upon pro rata as we acquired each of the Metrostar tankers. As of May 29, 2003, we had $275 million outstanding on the Third Credit Facility. Our obligations under the Third Credit Facility agreements are secured by 19 vessels with a carrying value as of May 29, 2003 of approximately $525 million.

        The terms and conditions of the First, Second and Third Credit Facilities require compliance with certain restrictive covenants, which we feel are consistent with loan facilities incurred by other shipping companies. Under the credit facilities, we are required to maintain certain ratios such as: vessel market value to loan outstanding and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. Pursuant to the indenture for the notes, we are required to apply a portion of the our cash flow during calendar year ending December 31, 2003 to the reduction of our debt under the First, Second and Third credit facilities.

        Interest expense pertaining to interest rate swaps for the three months ended March 31, 2003 and 2002 was $0.8 million and $0.9 million, respectively.

DESCRIPTION OF THE EXCHANGE NOTES

        The outstanding notes were issued, and the exchange notes will be issued, under an Indenture dated as of March 20, 2003 (the "Indenture") among the Company, the Subsidiary Guarantors and LaSalle Bank National Association, as trustee (the "Trustee"). The terms of the exchange notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Indenture is unlimited in aggregate principal amount. $250 million will be issued in this offering.

        The notes will constitute a single series of debt securities under the Indenture. Any holders of outstanding notes who do not exchange their outstanding notes for exchange notes will vote together with all holders of the notes for all relevant purposes under the Indenture. Accordingly, in determining whether the required holders have given any notice, consent or waiver or taken any other action permitted under the Indenture, any outstanding notes that remain outstanding after the exchange offer will be aggregated with the other notes, and the holders of the outstanding notes and the other notes will vote together as a single series. All references in this prospectus to specified percentages in aggregate principal amount of the "notes" mean, at any time after the exchange offer is consummated, the percentages in aggregate principal amount of the outstanding notes and the exchange notes.

        This description of notes is intended to be a useful overview of the material provisions of the notes and the Indenture. Since this description is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.

        You will find the definitions of capitalized terms used in this description under the heading "Certain Definitions". For purposes of this description, references to "the Company", "we", "our" and "us" refer only to General Maritime Corporation and not to its subsidiaries.

GENERAL

The Notes

        The Notes:

  •
  are general unsecured, senior obligations of the Company;

  •
  mature on March 15, 2013;

  •
  will be issued in denominations of $1,000 and integral multiples of $1,000;

  •
  the exchange notes will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form;

  •
  rank equally in right of payment to any future senior Indebtedness of the Company, without giving effect to collateral arrangements, but will be effectively subordinated to all present and future secured Indebtedness of the Company and its Restricted Subsidiaries, to the extent of the value of the collateral securing such Indebtedness;

  •
  are unconditionally guaranteed on a senior basis by each Restricted Subsidiary of the Company. See "Subsidiary Guarantees"; and

  •
  are expected to be eligible for trading in the PORTAL market.

Interest

        Interest on the notes will be payable semi-annually in arrears and:

  •
  accrue at the rate of 10% per annum;

  •
  accrue from the date of issuance or the most recent interest payment date;

  •
  be payable in cash semi-annually in arrears on March 15 and September 15, commencing on September 15, 2003;

  •
  be payable to the holders of record on March 1 and September 1 immediately preceding the related interest payment dates; and

  •
  be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the Notes; Paying Agent and Registrar

        We will pay principal of, premium, if any, and interest on the notes at the office or agency designated by the Company in the Borough of Manhattan, the City of New York, except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered address as it appears in the Registrar's books. We have initially designated the corporate trust office of the Trustee in Chicago, Illinois to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

        We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by the Depository Trust Company or its nominee in immediately available funds to the Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Transfer and Exchange

        A holder of notes may transfer or exchange notes at the office of the Registrar in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

        The registered holder of a note will be treated as the owner of it for all purposes.

OPTIONAL REDEMPTION

        Except as described below, the notes are not redeemable until March 15, 2008. On and after March 15, 2008, the Company may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on March 15 of the years indicated below:

Year	Percentage
2008	105.000%
2009	103.333%
2010	101.667%
2011 and thereafter	100.000%

        Prior to March 15, 2006, the Company may on any one or more occasions redeem up to 35% of the original principal amount of the notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

  (1)
  at least 65% of the original principal amount of the notes remains outstanding after each such redemption; and

  (2)
  the redemption occurs within 60 days after the closing of such Public Equity Offering.

        If the optional redemption date is on or after an interest record date and on or before the related interest payment date, then accrued and unpaid interest, if any, will be paid to the Person in whose name the note is registered at the close of business on such record date, and no additional interest will be payable to holders whose notes will be subject to redemption by the Company.

        In the case of any partial redemption, the Trustee will select the notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

        At any time on or prior to March 15, 2008 the notes may be redeemed in whole or in part at the option of the Company upon either (a) the occurrence of a Change of Control or (b) if no more than 5.0% of the initial principal amount of the notes shall remain outstanding at any time, in each case upon not less than 30 nor more than 60 days' prior notice (but in no event more than 90 days after the occurrence of such Change of Control event) mailed by first-class mail to each registered holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the "Redemption Date") (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        "Applicable Premium" means, with respect to a note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such note at March 15, 2008 (such redemption price being described under "Optional Redemption") plus (2) all required interest payments due on such note through March 15, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

        "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to March 15, 2008; provided, however, that if the period from the Redemption Date to March 15, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to March 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

OPTIONAL TAX REDEMPTION

        The Payor (as defined below) will be entitled to redeem all or part of the notes if as a result of any change in or amendment to the laws, regulations or rulings of any Relevant Tax Jurisdiction (as defined below) or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Relevant Tax Jurisdiction is a party (a "Change in Tax Law") the Payor is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts (as defined below) with respect to the notes as described under "Payment of Additional Amounts", and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Payor. In the case of the Company, the Change in Tax Law must become effective on or after the date of this prospectus. In the case of a Subsidiary Guarantor, or a successor of either the Company or a Subsidiary Guarantor, the Change in Tax Law must become effective after the date that such entity first makes payment on the notes. Further, the Payor must deliver to the Trustee at least 30 days before the redemption date an Opinion of Counsel of recognized standing to the effect that the Payor has or will become obligated to pay Additional Amounts as a result of such Change in Tax Law. The Payor must also provide the holders with notice of the intended redemption at least 30 days and no more than 60 days before the redemption date. The redemption price will equal the principal amount of the note plus accrued and unpaid interest thereon, if any to the redemption date and Additional Amounts, if any, then due and which otherwise would be payable.

PAYMENT OF ADDITIONAL AMOUNTS

        If any taxes, assessments or other governmental charges are imposed by any jurisdiction where the Company, a Subsidiary Guarantor or a successor of either (a "Payor") is organized or otherwise considered by a taxing authority to be a resident for tax purposes, any jurisdiction from or through which the Payor makes a payment on the notes, or, in each case, any political organization or governmental authority thereof or therein having the power to tax (the "Relevant Tax Jurisdiction") in respect of any payments under the notes, the Payor will pay to each holder of a note, to the extent it may lawfully do so, such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such holder will be not less than the amount specified in such note to which such holder is entitled; provided, however, the Payor will not be required to make any payment of Additional Amounts for or on account of:

  (a)
  Any tax, assessment or other governmental charge which would not have been imposed but for (a) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the Relevant Tax Jurisdiction including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (b) the presentation of a note (where presentation is required) for payment on a date more than 30 days after (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for, whichever occurs later (in either case (x) or (y), except to the extent that the holder would have been entitled to Additional Amounts had the note been presented for such 30-day period;

  (b)
  Any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

  (c)
  Any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the note to comply with a reasonable and timely request of the Payor addressed to the holder to provide information, documents or other evidence concerning the nationality, residence or identity of the holder or such beneficial owner which is required by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

  (d)
  Any combination of the above;

nor will Additional Amounts be paid with respect to any payment of the principal of, or any premium or interest on, any note to any holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Relevant Tax Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or beneficial owner who would not have been entitled to such Additional Amounts had it been the holder of such note.

        The Payor will provide the Trustee with the official acknowledgment of the Relevant Tax Authority (or, if such acknowledgment is not available, a certified copy thereof) evidencing the payment of the withholding taxes by the Payor. Copies of such documentation will be made available to the holders of the notes or the Paying Agents, as applicable, upon request therefor.

        The Company and the Subsidiary Guarantors will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the notes or any other document or instrument referred to therein (other than a transfer of the notes), or the receipt of any payments with respect to the notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside the Republic of the Marshall Islands or any jurisdiction in which a paying agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the notes or any other such document or instrument following the occurrence of any Event of Default with respect to the notes.

        All references in this prospectus to principal of, premium, if any, and interest on the notes will include any Additional Amounts payable by the Payor in respect of such principal, such premium, if any, and such interest.

MANDATORY REDEMPTION

        The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

RANKING

        The notes will be general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated. However, the notes will be effectively subordinated to all present and future senior secured Indebtedness of the Company and its Restricted Subsidiaries, including Indebtedness under the Senior Credit Agreement. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or its Restricted Subsidiaries or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Credit Agreement or other Secured Indebtedness, the assets of the Company and its Restricted Subsidiaries that secure Secured Indebtedness will be available to pay obligations on the notes and the Subsidiary Guarantees only after all Indebtedness under such Senior Credit Agreement and other Secured Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes and the Subsidiary Guarantees then outstanding.

SUBSIDIARY GUARANTEES

        The Subsidiary Guarantors will, jointly and severally, unconditionally guarantee on a senior basis the Company's obligations under the notes and all obligations under the Indenture. The obligations of Subsidiary Guarantors under the Subsidiary Guarantees will rank equally in right of payment with other Indebtedness of such Subsidiary Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under the Subsidiary Guarantee. However, the notes will be structurally subordinated to the secured Indebtedness of our Subsidiary Guarantors to the extent of the value of the collateral securing such Indebtedness.

        At December 31, 2002, on a pro forma basis to give effect to the offering of notes, the Subsidiary Guarantors would have had no outstanding Indebtedness (excluding guarantees). However, all of the subsidiary guarantees under the Senior Credit Agreement are secured by all of the Vessels owned by the Subsidiary Guarantors.

        Although the Indenture will limit the amount of indebtedness that Restricted Subsidiaries may incur, such indebtedness may be substantial and all of it may be Indebtedness of Subsidiary Guarantors.

        The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by a vessel charter made in the ordinary course of business)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not the Company or a Restricted Subsidiary of the Company, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

  (1)
  the sale or other disposition is in compliance with the Indenture, including the covenants under "Limitation on Sales of Assets and Subsidiary Stock" and "Limitation on Sales of Capital Stock of Restricted Subsidiaries"; and

  (2)
  all the obligations of such Subsidiary Guarantor under the Senior Credit Agreement and related documentation and any other agreements relating to any other indebtedness of the Company or its Restricted Subsidiaries terminate upon consummation of such transaction.

        In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, the Subsidiary Guarantee and the registration rights agreement if the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.

CHANGE OF CONTROL

        If a Change of Control occurs, unless the Company has exercised its right to redeem the notes as described under "Optional Redemption", each registered holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following any Change of Control, unless the Company has exercised its right to redeem the notes as described under "Optional Redemption", the Company will mail a notice (the "Change of Control Offer") to each registered holder with a copy to the Trustee stating:

  (1)
  that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

  (2)
  the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); and

  (3)
  the procedures determined by the Company, consistent with the Indenture, that a holder must follow in order to have its notes repurchased.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

  (1)
  accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered under the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

  (3)
  deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

        The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

        If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

        The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

        The Company's ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control may constitute a default under the Senior Credit Agreement. In addition, certain events that may constitute a change of control under the Senior Credit Agreement and cause a default thereunder may not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources.

        There can be no assurance that sufficient funds will be available when necessary to make any required repurchases, or that the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control. If such holders fail to waive the event of default caused by the Change of Control, the Company will repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of notes under a Change of Control Offer or the Company must offer to repay all such Indebtedness, and make payment to the holders of such Indebtedness that accept such offer and obtain waivers of any event of default from the remaining holders of such Indebtedness. The Company covenants to effect such repayment or obtain such consent and waiver within 30 days following any Change of Control, it being a default of the Change of Control provision of the Indenture if the Company fails to comply with such covenant. A default under the Indenture may result in a cross-default under the Senior Credit Agreement.

        Even if sufficient funds were otherwise available, the terms of the Senior Credit Agreement and future Indebtedness may prohibit the Company's prepayment of notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Senior Credit Agreement.

        The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person (other than a Permitted Holder). Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Company to make an offer to repurchase the notes as described above.

CERTAIN COVENANTS

Limitation on Indebtedness

        The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors may Incur Indebtedness if on the date thereof:

  (1)
  the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00;

  (2)
  no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness; and

  (3)
  to the extent that the Indebtedness is Incurred to fund the acquisition of vessels (other than pursuant to a Vessel Construction Contract), whether directly or indirectly, through an asset or stock purchase or otherwise, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries is not greater than 5.00 to 1.00.

        The first paragraph of this covenant will not prohibit the incurrence of the following Indebtedness:

  (1)
  Indebtedness of the Company and its Restricted Subsidiaries Incurred pursuant to the Senior Credit Agreement in an amount up to $150.0 million at any time outstanding;

  (2)
  Indebtedness of the Company and its Restricted Subsidiaries Incurred pursuant to the Senior Credit Agreement for the purpose of financing the acquisition of the 19 vessels from Metrostar Management Corporation, in an amount equal to $275.0 million less the aggregate principal amount of all scheduled principal repayments and all mandatory prepayments of principal thereof, when made, permanently reducing the commitments thereunder;

  (3)
  Indebtedness of the Company or any Restricted Subsidiary Incurred to finance the replacement (through construction or acquisition) of one or more Vessels, and any assets that shall become Related Assets (and any Refinancing Indebtedness with respect to such Vessels or assets), upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture, or other taking of title to or use of such Vessel (provided that such loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel was covered by insurance or resulted in the actual payment of compensation, indemnification or similar payments to such Person (collectively, a "Total Loss")) in an aggregate amount no greater than the Ready for Sea Cost for such replacement Vessel, in each case less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any Restricted Subsidiary from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

  (4)
  the Subsidiary Guarantees and other Guarantees by the Subsidiary Guarantors of Indebtedness Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;

  (5)
  Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary, provided, however;

  (a)
  if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to all obligations with respect to the notes; and

    (b)
    (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

    (ii)
    any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company,

      shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

  (6)
  Indebtedness represented by (a) the notes, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (4), (5), (8), (10), (11) and (12)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (6) or clause (7) or Incurred pursuant to the first paragraph of this covenant;

  (7)
  Indebtedness of a Subsidiary Guarantor Incurred and outstanding on the date on which such Subsidiary Guarantor was acquired by the Company (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Subsidiary Guarantor became a Subsidiary Guarantor or was otherwise acquired by the Company or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Subsidiary Guarantor is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (7);

  (8)
  Indebtedness under Currency Agreements, Fuel Hedging Agreements and Interest Rate Agreements; provided that in the case of Currency Agreements and Fuel Hedging Agreements, such Currency Agreements and Fuel Hedging Agreements are related to business transactions of the Company or its Restricted Subsidiaries entered into in the ordinary course of business or in the case of Currency Agreements, Fuel Hedging Agreements and Interest Rate Agreements, such Currency Agreements, Fuel Hedging Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company) and substantially correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of the Company or its Restricted Subsidiaries Incurred without violation of the Indenture;

  (9)
  Indebtedness of the Company or any Restricted Subsidiary Incurred in relation to: (i) regular maintenance required to maintain the classification of any of the Vessels owned, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) scheduled dry-docking of any of the Vessels owned by the Company or any Restricted Subsidiary for normal maintenance purposes; and (iii) any expenditures which will or may reasonably expected to be recoverable from insurance on such Vessels;

  (10)
  Indebtedness incurred in respect of workers' compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business;

  (11)
  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

  (12)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence; and

  (13)
  in addition to the items referred to in clauses (1) through (12) above, Indebtedness of the Company and its Restricted Subsidiaries (which may, but need not be, Incurred in whole or in part under the Senior Credit Agreement) in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (13) and then outstanding, will not exceed $50.0 million.

        The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will incur any indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company.

        For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

  (1)
  in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses; and

  (2)
  the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

        Accrual of interest, accrual of dividends, the accretion of value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this "Limitation on Indebtedness" covenant, the Company shall be in Default of this covenant).

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

  (1)
  declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

  (a)
  dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock; and

  (b)
  dividends or distributions payable to the Company or a Restricted Subsidiary of the Company (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

  (2)
  purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary of the Company (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

  (3)
  purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

  (4)
  make any Restricted Investment in any Person;

  (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a "Restricted Payment"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

    (a)
    a Default shall have occurred and be continuing (or would result therefrom); or

    (b)
    the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on Indebtedness" covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

    (c)
    the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

    (i)
    50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

    (ii)
    the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

    (iii)
    the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange);

    (iv)
    the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

    (A)
    repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary of the Company; or

    (B)
    the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income; and

      (v)
      $25.0 million.

        The provisions of the preceding paragraph will not prohibit:

  (1)
  any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted

    Payments and (b) the Net Cash Proceeds from such sale will be excluded from clause (c)(ii) of the preceding paragraph;

  (2)
  any purchase or redemption of Subordinated Obligations of the Company or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or Guarantor Subordinated Obligations, respectively, that qualifies as Refinancing Indebtedness; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

  (3)
  so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "—Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

  (4)
  dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

  (5)
  so long as no Default or Event of Default has occurred and is continuing, the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company or any Restricted Subsidiary of the Company or any parent of the Company held by any existing or former employees or management of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause will not exceed $2.5 million in the aggregate during any calendar year and $10.0 million in the aggregate for all such redemptions and repurchases; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments;

  (6)
  so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of "Consolidated Interest Expense"; provided that the payment of such dividends will be included in subsequent calculations of the amount of Restricted Payments; and

  (7)
  repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments.

        The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors acting in good faith by resolution, such determination to be based upon an opinion or appraisal issued by an investment banking firm of national standing if such fair market value is estimated to exceed $25 million, or, in the case of a Vessel, to be based upon a written appraisal of three Independent Appraisers. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Limitation on Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock), whether owned on the date of the Indenture or acquired after that date, securing any Indebtedness, unless contemporaneously with the Incurrence of the Liens effective provision is made to secure the Indebtedness due under the Indenture and the notes or, in respect of Liens on any Restricted Subsidiary's property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on Sale/Leaseback Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless:

  (1)
  the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of the Board of Directors of the Company) of the property subject to such transaction;

  (2)
  the Company or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/Leaseback Transaction pursuant to the covenant described under "—Limitation on Indebtedness";

  (3)
  the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/Leaseback Transaction without securing the notes by the covenant described under "—Limitation on Liens"; and

  (4)
  the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "—Limitation on Sale of Assets and Subsidiary Stock" (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary;

  (2)
  make any loans or advances to the Company or any Restricted Subsidiary; or

  (3)
  transfer any of its property or assets to the Company or any Restricted Subsidiary.

        The preceding provisions will not prohibit:

    (i)
    any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture, including, without limitation, the Indenture and the Senior Credit Agreement in effect on such date;

    (ii)
    any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or in contemplation of the transaction) and outstanding on such date;

    (iii)
    any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

    (iv)
    in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

    (a)
    that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

    (b)
    contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

    (c)
    pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

    (v)
    purchase money obligations for property acquired in the ordinary course of business that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

    (vi)
    any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition; and

    (vii)
    encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

Limitation on Sales of Assets and Subsidiary Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

  (1)
  the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

  (2)
  at least 80% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

  (3)
  subject to the requirement to make an Asset Disposition Offer as described below, an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be, to any one of the following:

  (a)
  to prepay, repay or purchase Indebtedness (other than Disqualified Stock or Subordinated Obligations) of the Company or Indebtedness (other than any Preferred Stock or Guarantor Subordinated Obligation) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

  (b)
  to acquire or invest in Additional Assets or make installment or progress payments in respect of such Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash.

        Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute "Excess Proceeds". On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer ("Asset Disposition Offer") to all holders of notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition ("Pari Passu notes"), to purchase the maximum principal amount of notes and any such Pari Passu notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes and Pari Passu notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu notes, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate amount of notes and Pari Passu notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of notes surrendered by holders thereof and other Pari Passu notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the notes and Pari Passu notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes and Pari Passu notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

        The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Purchase Date"), the Company will purchase the principal amount of notes and Pari Passu notes required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered, all notes and Pari Passu notes validly tendered in response to the Asset Disposition Offer.

        If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders of the notes who tender notes pursuant to the Asset Disposition Offer.

        On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes and Pari Passu notes or portions of notes and Pari Passu notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes and Pari Passu notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. The Company will deliver to the Trustee an Officers' Certificate stating that such notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu notes. The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of notes or holder or lender of Pari Passu notes, as the case may be, an amount equal to the purchase price of the notes or Pari Passu notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu notes. Any Note not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

        For the purposes of this covenant, the following will be deemed to be cash:

  (1)
  the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness (other than Guarantor Subordinated Obligations or Preferred Stock) of any Restricted Subsidiary of the Company and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

  (2)
  securities, notes or other obligations received by the Company or any Restricted Subsidiary of the Company from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

  (1)
  at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

  (2)
  in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Company in good faith, in excess of $5.0 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Company; and

  (3)
  in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Company in good faith, in excess of $30.0 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing (or, in the case of Vessels, three Independent Appraisers), that such Asset Swap is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on Affiliate Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless:

  (1)
  the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;

  (2)
  in the event such Affiliate Transaction involves an aggregate amount in excess of $5 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

  (3)
  in the event such Affiliate Transaction involves an aggregate amount in excess of $10 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing (or, in the case of Vessels, three Independent Appraisers) that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate.

        The preceding paragraph will not apply to:

  (1)
  any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments";

  (2)
  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Company or its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of the Company and its Restricted Subsidiaries;

  (3)
  any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

  (4)
  the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any Restricted Subsidiary of the Company; and

  (5)
  the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party on the Issue Date and disclosed in the prospectus, as these agreements may be amended, modified or supplemented from time to time; provided, however, that any future amendment, modification or supplement entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the notes than the terms of the agreements in effect on the Issue Date.

Limitation on Sale of Capital Stock of Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors' qualifying shares) to any Person except:

  (1)
  to the Company or a Wholly-Owned Subsidiary; or

  (2)
  in compliance with the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock" and immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary.

        Notwithstanding the preceding paragraph, the Company may sell all the Voting Stock of a Restricted Subsidiary as long as the Company complies with the terms of the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock".

Excess Cash Flow

        The Company and its Restricted Subsidiaries shall apply 50% of any Excess Cash Flow (determined on a consolidated basis) in respect of each quarter in the fiscal year ending December 31, 2003 on a pro rata basis to repay First Priority Term Loans, the $165,000,000 Credit Agreement and the $300,000,000 Credit Agreement. Excess Cash Flow has been calculated on a quarterly basis since the last day of the Company's fiscal quarter ended March 31, 2003, and shall be applied no later than 60 days following the end of any such fiscal quarter.

SEC Reports

        For so long as any notes are outstanding, to the extent permitted by the Exchange Act, the Company will either (i) file with the SEC or (ii) provide the Trustee and the registered holders of the notes with, in each case, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements, and in Management's Discussion and Analysis of Results of Operations and Financial Condition of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

Merger and Consolidation

        The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

  (1)
  the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, Liberia, Malta or any other country recognized by the United State of America with an investment grade credit rating from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc. and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture;

  (2)
  immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

  (3)
  immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant;

  (4)
  each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person's obligations in respect of the Indenture and the notes and its obligations under the registration rights agreement shall continue to be in effect; and

  (5)
  the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the Company will not be released from the obligation to pay the principal of and interest on the notes.

        Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

        Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company or another Restricted Subsidiary and (y) the Company or any Restricted Subsidiary may merge with an Affiliate formed solely for the purpose of reconstituting the Company in another jurisdiction to realize tax or other benefits.

Reflagging of Vessels

        Notwithstanding anything to the contrary herein, a Restricted Subsidiary may reconstitute itself in another jurisdiction, or merge with or into another Restricted Subsidiary, for the purpose of reflagging a Vessel that it owns or bareboat charters so long as at all times each Restricted Subsidiary remains organized under the laws of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, Liberia, Malta or any other country recognized by the United State of America.

Future Subsidiary Guarantors

        After the Issue Date, the Company will cause each Restricted Subsidiary created or acquired by the Company or one or more of its Restricted Subsidiaries to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the notes on a senior basis.

Limitation on Lines of Business

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for Consent

        Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

        Each of the following is an Event of Default:

  (1)
  default in any payment of interest or additional interest (as required by the registration rights agreement) on any Note when due, continued for 30 days;

  (2)
  default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

  (3)
  failure by the Company or any Subsidiary Guarantor to comply with its obligations under "Certain Covenants Merger and Consolidation";

  (4)
  failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "Change of Control" above or under the covenants described under "Certain Covenants" above (in each case, other than a failure to purchase notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with "Certain Covenants Merger and Consolidation" which is covered by clause (3));

  (5)
  failure by the Company to comply for 60 days after written notice with its other agreements contained in the Indenture;

  (6)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

  (a)
  is caused by a failure to pay principal of, or interest or premium, if any, on the stated maturity of such Indebtedness ("payment default"); or

  (b)
  results in the acceleration of such Indebtedness prior to its maturity (the "cross acceleration provision");

      and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

  (7)
  certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the "bankruptcy provisions");

  (8)
  failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $15.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the "judgment default provision"); or

  (9)
  any Subsidiary Guarantee of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.

        However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

        If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under "Events of Default" has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the notes unless:

  (1)
  such holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

  (3)
  such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

  (5)
  the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

        In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture or was required to repurchase the notes, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to March 15, 2008 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to March 15, 2008, the premium that would otherwise be payable on March 15, 2008 in respect of an optional redemption, shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Amendments and Waivers

        Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of a note then outstanding affected, no amendment may, among other things:

  (1)
  reduce the principal amount of notes whose holders must consent to an amendment;

  (2)
  reduce the stated rate of or extend the stated time for payment of interest on any Note;

  (3)
  reduce the principal of or extend the Stated Maturity of any Note;

  (4)
  reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under "Optional

    Redemption", "Change of Control", "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

  (5)
  make any note payable in money other than that stated in the note;

  (6)
  impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes; or

  (7)
  make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

        Without the consent of any holder, the Company and the Trustee may amend the Indenture to:

  (1)
  cure any ambiguity, omission, defect or inconsistency;

  (2)
  provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Company under the Indenture;

  (3)
  provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (B) of the Code);

  (4)
  add Guarantees with respect to the notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accord with the applicable provisions of the Indenture;

  (5)
  secure the notes;

  (6)
  add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

  (7)
  make any change that does not adversely affect the rights of any holder; or

  (8)
  comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

        The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance

        The Company at any time may terminate all its obligations under the notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. If the Company exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

        The Company at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, and the judgment default provision and the Subsidiary Guarantee provision described under "Events of Default" above and the limitations contained in clause (3) under "Certain Covenants—Merger and Consolidation" above ("covenant defeasance").

        The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under "Events of Default" above or because of the failure of the Company to comply with clause (3) under "Certain Covenants—Merger and Consolidation" above.

        In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, partner, member, manager, incorporator or stockholder of the Company or a Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company under the notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

        LaSalle Bank National Association is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes.

Governing Law

        The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Additional Assets" means:

  (1)
  any property or assets (other than Indebtedness and Capital Stock) used or useful by the Company or a Restricted Subsidiary in a Related Business, including, without limitation, a hull under construction or rights under a Vessel Construction Contract, any installment payment under a Vessel Construction Contract, and any repairs, improvements, additions, enhancements, drydocking or capital improvement of any vessel;

  (2)
  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

  (3)
  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Asset Disposition" means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

        Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

  (1)
  a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary;

  (2)
  the sale of Cash Equivalents in the ordinary course of business;

  (3)
  a disposition of inventory in the ordinary course of business;

  (4)
  a disposition of obsolete, scrap or worn out assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

  (5)
  transactions permitted under "Certain Covenants—Merger and Consolidation";

  (6)
  an issuance of Capital Stock by a Restricted Subsidiary of the Company to the Company or to a Wholly-Owned Subsidiary;

  (7)
  for purposes of "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, the making of a Permitted Investment or a disposition subject to "Certain Covenants—Limitation on Restricted Payments";

  (8)
  dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than $5.0 million;

  (9)
  dispositions in connection with Permitted Liens;

  (10)
  the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries; and

  (11)
  foreclosure on assets.

        "Asset Swap" means concurrent purchase and sale or exchange of Related Business Assets between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash received must be applied in accordance with "Limitation on Sales of Assets and Subsidiary Stock".

        "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes for the relevant lease period) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

        "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable by the Company under or in respect of the Senior Credit Agreement and any related notes, collateral documents, letters of credit and guarantees and any Interest Rate Agreement entered into in connection with the Senior Credit Agreement, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

        "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

        "Cash Equivalents" means:

  (1)
  securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

  (2)
  marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of "A" or better from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc.;

  (3)
  certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by Standard & Poor's Ratings Services, or "A" or the equivalent thereof by Moody's Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

  (4)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by Standard & Poor's Ratings Services or "P-2" or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

  (6)
  interests in any investment company or money market fund which invests primarily in instruments of the type specified in clauses (1) through (5) above.

        "Change of Control" means:

  (1)
  any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company held by a parent entity, if such person or group "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); or

  (2)
  the first day on which a majority of the members of the Board of Directors (but not committees thereof) of the Company are not Continuing Directors; or

  (3)
  the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

  (4)
  the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Common Stock" means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person's common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

  (1)
  if the Company or any Restricted Subsidiary:

  (a)
  has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

  (b)
  has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness or otherwise, as if such discharge had occurred on the first day of such period;

  (2)
  if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition:

  (a)
  the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

  (b)
  Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

  (3)
  if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit, division or line of business (or for purposes of this subsection, any Vessel), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

  (4)
  if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). For purposes of this definition, whenever pro forma effect is to be given to an acquisition or construction of a Vessel or the Capital Stock of a vessel-owning company or the financing thereof, such Person may (i) if the relevant Vessel is to be subject to a time charter with a remaining term longer than six months, apply pro forma earnings (losses) for such period for such Vessel based upon such charter, or (ii) if such Vessel is not to be subject to a time charter, is under time charter that is due to expire within six months or less, or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel), then in each case apply earnings (losses) for such period for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person's fleet (as determined in good faith by its Board of Directors) during such period or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by its Board of Directors). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

        "Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

  (1)
  Consolidated Interest Expense;

  (2)
  Consolidated Income Taxes;

  (3)
  consolidated depreciation expense;

  (4)
  consolidated amortization of intangibles; and

  (5)
  other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation (other than for drydocking expenses)).

        Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated

EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clause (1) and clauses (3) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

        "Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

  (1)
  interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

  (2)
  amortization of debt discount and debt issuance cost;

  (3)
  non-cash interest expense;

  (4)
  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

  (5)
  the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

  (6)
  net costs associated with Hedging Obligations (other than under Fuel Hedging Agreements) (including amortization of fees);

  (7)
  the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

  (8)
  the product of (a) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Company or a Wholly-Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

  (9)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary.

        For purposes of the foregoing, total interest expense will be determined after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements.

        "Consolidated Leverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) Total Consolidated Indebtedness as of the date of determination to (y) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence, provided, however, that:

  (1)
  if the Company or any Restricted Subsidiary:

  (a)
  has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and, for the purpose of calculating Consolidated EBITDA, Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

  (b)
  has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and, for the purpose of calculating Consolidated EBITDA, Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness or otherwise, as if such discharge had occurred on the first day of such period and as if the Company or any Restricted Subsidiaries had not earned the interest income actually earned during such period in respect of cash or Cash Equivalents used to repay, repurchase, defease or otherwise discharge such Indebtedness;

  (2)
  if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Asset Disposition:

  (a)
  the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

  (b)
  for the purpose of calculating Consolidated EBITDA, Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

  (3)
  if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit, division or line of business (or for purposes of this subsection, any Vessel), Consolidated EBITDA and, for the purpose of calculating Consolidated EBITDA, Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

  (4)
  if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and, for purposes of calculating Consolidated EBITDA, Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). For purposes of this definition, whenever pro forma effect is to be given to an acquisition or construction of a Vessel or the Capital Stock of a vessel-owning company or the financing thereof, such Person may (i) if the relevant Vessel is to be subject to a time charter with a remaining term longer than six months, apply pro forma earnings (losses) for such period for such Vessel based upon such charter, or (ii) if such Vessel is not to be subject to a time charter, is under time charter that is due to expire within six months or less, or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel), then in each case apply earnings (losses) for such period for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person's fleet (as determined in good faith by its Board of Directors) during such period or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by its Board of Directors). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

        "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

  (1)
  any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

  (a)
  subject to the limitations contained in clauses (4), (5) and (6) below, the Company's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such

      Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

    (b)
    the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

  (2)
  any net income (loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

  (3)
  any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

  (a)
  subject to the limitations contained in clauses (4), (5) and (6) below, the Company's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

  (b)
  the Company's equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

  (4)
  any gain (loss) realized upon the sale, writedown or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

  (5)
  any extraordinary gain or loss; and

  (6)
  the cumulative effect of a change in accounting principles.

        "Consolidated Net Tangible Assets" of any Person means, as of any date of determination, the sum of the assets of such Person after eliminating intercompany items, determined on a consolidated basis in accordance with GAAP, including appropriate deductions for any minority interest in tangible assets of such Person's Subsidiaries, less (without duplication) (i) the net book value of all of its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Indebtedness discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person;

        "Consolidated Total Indebtedness" means the aggregate amount of all Indebtedness of the Company and its Restricted Subsidiaries, outstanding as of such date of determination, determined on a consolidated basis, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

        "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

  (3)
  is redeemable at the option of the holder of the Capital Stock thereof, in whole or in part,

in each case on or prior to the date that is 91 days after the date (a) on which the notes mature or (b) on which there are no notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions "Change of Control" and "Limitation on Sales of Assets and Subsidiary Stock" and such repurchase or redemption complies with "Certain Covenants—Restricted Payments".

        "Excess Cash Flow" means, for any period, net voyage revenues less cash operating expense; (which cash operating expenses shall include, without limitation, amortization of drydock costs, other similar expenses and administrative expenses) less net interest expense less scheduled and required amortization payments on the First Priority Term Loans, the $165,000,000 Credit Agreement and the $300,000,000 Credit Agreement less changes in working capital (excluding the current portion of long term Indebtedness).

        "First Priority Term Loans" means loans made pursuant to the $350,000,000 delayed-draw first priority term loan facility provided pursuant to the $450,000,000 Credit Agreement, as such agreement may be amended, restated, modified, renewed, refunded, replaced or refinanced.

        "Fuel Hedging Agreements" means any spot, forward or option fuel price protection agreements and other types of fuel hedging agreements designed to protect against or manage exposure to fluctuations in fuel prices.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

  (2)
  entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantor Subordinated Obligation" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Fuel Hedging Agreement.

        "Incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

  (2)
  the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3)
  the principal component of all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

  (4)
  the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

  (5)
  Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

  (6)
  the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

  (7)
  the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

  (8)
  the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

  (9)
  to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements, Fuel Hedging Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

        The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be "Indebtedness" provided that such money is held to secure the payment of such interest.

        In addition, "Indebtedness" of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

  (1)
  such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "Joint Venture");

  (2)
  such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a "General Partner"); and

  (3)
  there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

  (a)
  the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

  (b)
  if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by the Company or its Restricted Subsidiaries.

        "Independent Appraiser" means a Person:

  (1)
  engaged in the business of appraising vessels who is generally acceptable to institutional lenders to the shipping industry; and

  (2)
  who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, promoter, underwriter, trustee, partner or person performing similar functions.

        "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

        "Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

  (1)
  Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

  (2)
  endorsements of negotiable instruments and documents in the ordinary course of business; and

  (3)
  an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of common equity securities of the Company.

        For purposes of "Certain Covenants—Limitation on Restricted Payments":

  (1)
  "Investment" will include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

        "Issue Date" means the date on which the notes are originally issued.

        "Joint Venture" means a partnership or joint venture that is not a Restricted Subsidiary.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Net Available Cash" from an Asset Disposition means cash payments actually received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of:

  (1)
  all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

  (2)
  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition;

  (4)
  the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

  (5)
  all expenditures incurred to inspect, repair or modify a Vessel and bring such Vessel to the condition and place of delivery in connection with the sale of such Vessel as may be specified in the related purchase and sale agreement or otherwise as the board of directors of the Company shall determine as advisable in connection with such sale.

        "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale actually received net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

        "Non-Recourse Debt" means Indebtedness as to which:

  (1)
  neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

  (2)
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

  (3)
  provides that there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.

        "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Pari Passu Indebtedness" means Indebtedness that ranks equally in right of payment to the notes.

        "Permitted Holders" means Peter C. Georgiopoulos, any of his siblings and any of their respective spouses and lineal descendents, Oaktree Management and any of their respective Affiliates.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

  (1)
  a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

  (2)
  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

  (3)
  Investments in Joint Ventures in connection with a Related Business in an aggregate principal amount not to exceed, as of the most recent balance sheet date, the lesser of (a) $100.0 million and (b) 10% of Consolidated Net Tangible Assets of the Company at any one time outstanding;

  (4)
  cash and Cash Equivalents;

  (5)
  receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

  (6)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (7)
  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

  (8)
  Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock";

  (9)
  Investments in existence on the Issue Date;

  (10)
  Currency Agreements, Fuel Hedging Agreements and Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with "Certain Covenants—Limitation on Indebtedness";

  (11)
  Guarantees issued in accordance with "Certain Covenants—Limitations on Indebtedness"; and

  (12)
  in addition to the items referred to in clauses (1) through (11) above, so long as no Event of Default has occurred and is continuing, Investments by the Company or any of its Restricted Subsidiaries, when taken together with other Investments made pursuant to this clause (12), in an aggregate amount not to exceed $20.0 million outstanding at any one time.

        "Permitted Liens" means, with respect to any Person:

  (1)
  Liens securing Indebtedness and other obligations of the Company under the Senior Credit Agreement and related Interest Rate Agreements and other Hedging Obligations and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations of the Company and its Restricted Subsidiaries under the Senior Credit Agreement permitted to be incurred under the Indenture;

  (2)
  Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person, including a Vessel (which term, for purposes of this clause (2), shall include the Capital Stock of a Person substantially all of the assets of which is a Vessel and any Related Assets, as the context may require); provided, however,(A) subject to clause (B) below, in the case of a Vessel, (i) except as provided in clauses (ii), (iii) and (iv) below, the principal amount of Indebtedness secured by such a Lien does not exceed (x) with respect to Indebtedness Incurred to finance the construction of such Vessel, 80% of the sum of (1) the contract price pursuant to the Vessel Construction Contract for such Vessel and (2) any other Ready for Sea Cost for such Vessel, and (y) with respect to Indebtedness Incurred to finance the acquisition of such Vessel, 80% of the sum of (1) the contract price for the acquisition of such Vessel and (2) any other Ready for Sea Cost of such Vessel, (ii) in the case of Indebtedness that matures within nine months after the Incurrence of such Indebtedness (other than any Refinancing Indebtedness of such Indebtedness or Indebtedness that matures within one year prior to the Stated Maturity of the notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the fair market value, as determined in good faith by the Board of Directors, of such Vessel at the time such Lien is incurred, (iii) in the case of a Sale/Leaseback Transaction, the principal amount of Indebtedness secured by such a Lien shall not exceed the fair market value, as determined in good faith by the Board of Directors, of such Vessel at the time such Lien is incurred and (iv) in the case of Indebtedness representing Capitalized Lease Obligations relating to a Vessel, the principal amount of Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1) the fair market value, as determined in good faith by the Board of Directors, of such Vessel at the time such Lien is incurred and (2) any Ready for Sea Cost for such Vessel and (B) in the case of Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock", the principal amount of Indebtedness secured by such a Lien does not exceed the lesser of (i) 80% of the contract price for the acquisition of such Additional Asset and (ii) the contract price for the acquisition of such Additional Asset less the Net Available Cash used to acquire such Additional Asset; provided further, however,that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is Incurred and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

  (3)
  pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

  (4)
  Liens imposed by law, including carriers', warehousemen's and mechanics' Liens;

  (5)
  Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

  (6)
  Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

  (7)
  encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (8)
  Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

  (9)
  leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

  (10)
  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

  (11)
  Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations with respect to, assets or property (other than Vessels) acquired or constructed in the ordinary course of business, provided that:

  (a)
  the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

  (b)
  such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

  (12)
  Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

  (a)
  such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

  (b)
  such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

  (13)
  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

  (14)
  Liens existing on the Issue Date;

  (15)
  Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

  (16)
  Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

  (17)
  Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Wholly-Owned Subsidiary;

  (18)
  Liens securing the notes and Subsidiary Guarantees;

  (19)
  Liens securing Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

  (20)
  Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, the furnishing of supplies and bunkers to Vessels, repairs and improvements to Vessels, crews' wages and maritime Liens;

  (21)
  any Lien or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof;

  (22)
  Liens for salvage and general average; and

  (23)
  in addition to the items referred to in clauses (1) through (22) above, Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed $20.0 million.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

        "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

        "Public Equity Offering" means an offering for cash by the Company of its common stock, or options, warrants or rights with respect to its common stock made pursuant to a registration statement that has been declared effective by the SEC (other than on Form S-4 or S-8).

        "Ready for Sea Cost" means with respect to a Vessel or Vessels to be acquired or leased (pursuant to a Capitalized Lease Obligation) by the Company or any Restricted Subsidiary of the Company, the aggregate amount of all expenditures incurred to acquire or construct and bring such Vessel or Vessels to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease, which would be classified and accounted for as "property, plant and equipment" in accordance with GAAP.

        "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance", "refinances", and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

  (1)
  (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

  (2)
  the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

  (3)
  such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees incurred in connection therewith); and

  (4)
  if the Indebtedness being refinanced is subordinated in right of payment to the notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantee on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Related Asset" means, with respect to a Vessel, (i) any insurance policies and contracts from time to time in force with respect to such Vessel, (ii) the Capital Stock of any Subsidiary of the Company owning such Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition thereof, (iv) any earnings derived from the use or operation thereof and/or any earnings account with respect to such earnings, (v) any charters, operating leases and related agreements entered into in respect of such Vessel and any security or guarantee in respect of the charterer's or lessee's obligations under such charter, lease or agreement, (vi) any cash collateral account established with respect to such Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to such Vessel and any security or guarantee in respect of the builder's obligations under such contracts and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of such Vessel.

        "Related Business" means any business which is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture or any other business that the Board of Directors determines in good faith is an appropriate business for the Company or a Restricted Subsidiary.

        "Related Business Assets" means assets used or useful in a Related Business.

        "Representative" means any trustee, agent or representative (if any) of an issue of Indebtedness; provided that when used in connection with the Senior Credit Agreement, the term "Representative" shall refer to the administrative agent under the Senior Credit Agreement.

        "Restricted Investment" means any Investment other than a Permitted Investment.

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

        "Senior Credit Agreement" means, with respect to the Company, one or more debt facilities (including, without limitation, the $300,000,000 Credit Agreement dated June 15, 2001, among General Maritime Corporation, Christiania Bank og KreditKasse ASA, New York Branch and various Lenders (the "$300,000,000 Credit Agreement"), the $165,000,000 Credit Agreement dated June 27, 2001, among General Maritime Corporation, Christiania Bank og KreditKasse ASA, New York Branch and various Lenders (the "$165,000,000 Credit Agreement") and the $450,000,000 Credit Agreement dated March 11, 2003, among General Maritime Corporation, J.P. Morgan plc, Nordea Bank Finland plc, New York Branch and various lenders) (the "$450,000,000 Credit Agreement") or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, notes, bonds, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original senior secured credit agreement or any other credit or other agreement or indenture).

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement.

        "Subsidiary" of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

        "Subsidiary Guarantee" means, individually, any Guarantee of payment of the notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

        "Subsidiary Guarantor" means each Subsidiary of the Company in existence on the Issue Date and any Restricted Subsidiary created or acquired by the Company after the Issue Date.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

  (2)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

  (1)
  such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

  (2)
  all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

  (3)
  such designation and the Investment of the Company in such Subsidiary complies with "Certain Covenants—Limitation on Restricted Payments";

  (4)
  such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

  (5)
  such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

  (a)
  to subscribe for additional Capital Stock of such Person; or

  (b)
  to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (6)
  on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

        Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant on a pro forma basis taking into account such designation.

        "Vessel" means one or more shipping vessels whose primary purpose is the maritime transportation of cargo and/or passengers or which are otherwise engaged, used or useful in any business activities of the Company and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capitalized Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.

        "Vessel Construction Contract" means any contract for the construction (or construction and acquisition) of a Vessel entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

        "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

        "Wholly-Owned Subsidiary" means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

FORM, DENOMINATION, BOOK-ENTRY PROCEDURES AND TRANSFER

        We will issue the exchange notes by one or more notes in registered, global form, which we refer to as the global notes. The global notes will be deposited on issuance with the trustee as custodian for DTC, in Chicago, Illinois, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

        The global notes will be deposited on behalf of the acquirers of the exchange notes for credit to the respective accounts of the acquirers or to such other accounts as they may direct at DTC. Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under the heading "Exchange of Book-Entry Notes for Certificated Notes".

Depositary procedures

        DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, which refer to as the participants, and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship directly with a participant or indirectly with an indirect participant. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and any transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

        DTC has also advised us that, pursuant to procedures established by it, ownership of interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or records maintained by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

        Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

        Payments in respect of the global notes registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the trustee nor any agent thereof has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global notes; or

  (2)
  maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or

  (3)
  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

        Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the outstanding notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counter party in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary or take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of the time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of an interest in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect to such portion of the principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute such notes to its participants.

        The information in this section of this prospectus concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interest in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of book-entry notes for certificated notes

        A beneficial interest in a global note may not be exchanged for a security in certificated form unless:

  (1)
  DTC:

  (A)
  notifies us that it is unwilling or unable to continue as depositary for such global notes; or

  (B)
  has ceased to be a clearing agency registered under the Securities Exchange Act of 1934,

    and in either case we fail to appoint a successor depositary;

  (2)
  We notify the trustee in writing, at our option, that we elect to cause the issuance of the notes in certificated form; or

  (3)
  there has occurred and be continuing an event of default, as defined under the indenture, with respect to the notes.

        In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DTC Deposit/Withdraw at Custodian, or DWAC, system and an appropriate adjustment will be made in the records of the applicable security registrar to reflect a decrease in the principal amount of the relevant global note.

REGISTRATION RIGHTS

        We entered into an exchange and registration rights agreement with the initial purchasers of our outstanding notes, J.P. Morgan Securities, Banc of America Securities LLC, Credit Suisse First Boston LLC and Lehman Brothers Inc., pursuant to which we agreed, for the benefit of the holders of the outstanding notes, at our cost:

  (1)
  to use our best efforts to file with the SEC a registration statement on the appropriate form relating to a registered exchange offer for the outstanding notes under the Securities Act of 1933; and

  (2)
  to commence the exchange offer promptly after the exchange offer registration statement has been declared effective and to use our reasonable best efforts to complete the exchange offer not more than 60 days after the effective date of the exchange offer registration statement.

        Upon the exchange offer registration statement being declared effective, we will offer the exchange notes in exchange for the surrender of the outstanding notes. We will keep the exchange offer open for not less than 30 calendar days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes. For each outstanding note surrendered to us pursuant to the exchange offer, the holder of such outstanding note will receive an exchange note having a principal amount equal to that of the surrendered note. The exchange notes will have terms identical in all material aspects to the outstanding notes (except that the exchange notes will not contain terms with respect to transfer restrictions or to additional interest payments).

U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a summary of the material United States federal income tax consequences of the acquisition, beneficial ownership and disposition of the notes. For purposes of this summary, (1) the United States Internal Revenue Code of 1986, as amended, is referred to as the Code, and (2) the Internal Revenue Service is referred to as the IRS.

        This summary:

  •
  does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire notes;

  •
  is based on the tax laws of the United States, including the Code, Treasury regulations (final, temporary and proposed), administrative rulings and practice, and judicial decisions in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect;

  •
  deals only with holders who hold the notes as "capital assets" within the meaning of Section 1221 of the Code;

  •
  discusses only the tax considerations applicable to holders who acquired the notes at initial issuance for an amount equal to their "issue price" within the meaning of Section 1273 of the Code; and

  •
  does not address tax considerations applicable to investors that are subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, grantor trusts, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that will hold the notes as part of a hedging transaction, "straddle" or "conversion transaction" for tax purposes, and investors in pass-through entities, persons deemed to sell notes under the constructive sale provisions of the Code, persons liable for alternative minimum tax or U.S. Holders of the notes whose "functional currency" is not the U.S. dollar.

        Except as indicated under "Tax Treatment of Non-U.S. Holders" below, this summary applies only to holders that are (1) citizens or residents, as defined in Section 7701(b) of the Code, of the United States, (2) corporations, or other entities that are taxable as corporations, created or organized under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (3) estates, the income of which is subject to United States federal income taxation regardless of its source, and (4) trusts, if a United States court can exercise primary supervision over the administration of such trust and one or more United States persons has the authority to control all substantial decisions of the trust (each, a "U.S. Holder"). A "Non-U.S. Holder" is a beneficial owner of notes that is not a U.S. Holder.

        We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and the IRS may not agree with such statements and conclusions. In addition, the IRS is not precluded from adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

        PROSPECTIVE ACQUIRERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.

Tax Treatment of U.S. Holders

        Exchange Offer.    The exchange of the outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable exchange for United States federal income tax purposes. Consequently, a U.S. Holder will not recognize taxable income or loss as a result of exchanging the outstanding notes for exchange notes pursuant to the exchange offer. For federal income tax purposes, the exchange notes will be treated as a continuation of the outstanding notes in the hands of the U.S. Holder. Accordingly, a U.S. Holder's tax basis in the exchange notes immediately after the exchange will be the same as such holder's basis in the outstanding notes immediately before the exchange, and the U.S. Holder's holding period for the exchange notes will include its holding period for the outstanding notes.

        Although we will be required to pay additional interest to holders of the exchange notes if certain circumstances relating to registration rights agreement are not satisfied, Treasury regulations relating to the determination of whether "original issue discount" exists with respect to a particular debt instrument provide that the possibility that amounts such as additional interest may be paid on a debt instrument will not affect the instrument's yield to maturity if the likelihood of such payment is remote. We intend to treat the possibility of our payment of additional interest as remote and as not affecting the yield to maturity of the notes. Thus, although the matter is not free from doubt, we intend to take the position that you should be required to report any such additional interest as ordinary income for United States federal income tax purposes at the time it accrues or is received in accordance with your regular method of accounting. It is possible, however, that the IRS may take a different position if it were to audit the federal income tax return of a U.S. Holder, in which case the timing and amount of interest income recognized by the U.S. Holder may differ from that reported by the U.S. Holder.

        Stated Interest.    Interest on a note generally will be includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes.

        Additional Amounts.    Additional amounts received by U.S. Holders of notes will be subject to tax in the same manner as stated interest.

        Sale, Exchange and Retirement of the notes.    In general, a U.S. Holder of the exchange notes will have a tax basis in the exchange notes equal to his basis in the outstanding notes reduced by payments of principal on the exchange notes. Upon a sale, exchange, or retirement of the notes, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued and unpaid interest, which will be taxable as ordinary income) and the Holder's tax basis in such notes. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year at the time of disposition. In certain circumstances, the net long-term capital gains derived by U.S. Holders that are individuals may be entitled to a preferential tax rate; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

        Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of the notes generally will be treated as U.S.-source gain or loss for foreign tax credit purposes.

Tax Treatment of Non-U.S. Holders

        In general, payments on the notes to a Non-U.S. Holder and gain realized by a Non-U.S. Holder on the sale, exchange or retirement of the notes will not be subject to United States federal income or withholding tax, unless (1) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States, or (2) in the case of gain, such Non-U.S. Holder is a nonresident alien individual who holds the notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale and certain other conditions are satisfied.

        Except as may otherwise be provided in an applicable income tax treaty between the United States and a foreign country, a Non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to payments of interest if such payments are effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States. A Non-U.S. Holder will not be considered to be engaged in a trade or business within the United States for federal income tax purposes solely by reason of holding the notes.

Information Reporting and Backup Withholding

        Under certain circumstances, the Code requires "information reporting" annually to the IRS and to each U.S. Holder and Non-U.S. Holder (collectively, a "Holder"), and "backup withholding" with respect to certain payments made on or with respect to the notes. Certain Holders are exempt from backup withholding, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its Taxpayer Identification Number, or TIN, which, for an individual would be his or her Social Security Number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

        If a Non-U.S. Holder receives payments made on or with respect to the notes through the United States office of a broker, such Non-U.S. Holder will be required to provide the applicable IRS Form W-8BEN or W-8IMY, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person will not be subject to either IRS reporting requirements or backup withholding.

        The payment of the proceeds on the disposition of the notes to or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the Holder provides the certification described above or otherwise establishes an exemption from such reporting and withholding requirements.

        Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of United States federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is furnished. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

        THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN TAX IMPLICATIONS OF AN INVESTMENT IN THE NOTES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the purchase of the notes and exchange notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any Similar Laws, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

General fiduciary matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the notes using a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest", within the meaning of ERISA, or "disqualified persons", within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor ("the "DOL") has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (1) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (2) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel to determine whether such Plan is subject to Title I of ERISA, Section 4975 of the Code and any Similar Laws.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where those exchange notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

        For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify certain holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

        Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred any holder of such exchange notes, other than a holder that is a broker-dealer or an "affiliate" of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

  •
  The exchange notes are acquired in the ordinary course of business;

  •
  At the time of the commencement of the exchange offer the holder has no arrangement or understanding with any person to participate in a distribution of the exchange notes, and

  •
  The holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

        We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the Staff would make a similar determination with respect to the exchange notes as it has in such no-action letters.

LEGAL MATTERS

        Certain legal matters in connection with the sale of the notes offered hereby are being passed upon for General Maritime Corporation by Seward & Kissel LLP, New York, New York.

EXPERTS

        The financial statements of General Maritime Corporation and Subsidiaries as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in its report appearing herein, and are provided in this prospectus in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual and special reports and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For so long as the exchange notes are outstanding, to the extent permitted by the Securities Exchange Act of 1934, we will either (i) filed with the SEC or (ii) provide the holders and beneficial owners of the exchange notes and to prospective purchasers designated by such holders the annual reports and information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934within the time periods specified therein.

        We have filed with the SEC a registration statement including exhibits and schedules thereto on Form S-4 under the Securities Act of 1933 with respect to the exchange notes offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information with respect to the Company and the exchange notes offered hereby, reference is made to the registration statement, which you may inspect and copy, including exhibits, at the SEC's public reference facilities or its Web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

        The SEC allows us to "incorporate by reference" into this prospectus the information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information that we file with the SEC prior to the termination of the exchange offer may automatically update and supersede this information. We incorporate by reference the documents listed below:

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 15, 2003; and

  •
  all other documents filed by General Maritime Corporation pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the termination of the exchange offer that state they are being incorporated by reference into this prospectus.

        You may request a copy of our filings at no cost, by writing or telephoning us at the following address:

General Maritime Corporation
35 West 56th Street
New York, New York 10019
Attention: Corporate Secretary
Telephone: (212) 763-5600

        You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GENERAL MARITIME CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
General Maritime Corporation

        We have audited the consolidated balance sheets of General Maritime Corporation and its subsidiaries (the "Company") as of December 31, 2002 and December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
New York, New York
February 20, 2003
(February 25, 2003 as to note 17)
(March 20, 2003 as to note 18)

GENERAL MARITIME CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(Dollars in thousands except per share data)

	2002	2001
ASSETS
Current Assets:
Cash	$2,681	$17,186
Due from charterers	25,008	18,958
Vessels held for sale	4,000	—
Prepaid expenses and other current assets	12,152	9,683

Total current assets	43,841	45,827
Noncurrent Assets:
Vessels, net of accumulated depreciation of $145,411 and $98,947, respectively	711,344	784,596
Other fixed assets, net	870	1,022
Deferred drydock costs, net	15,555	6,349
Deferred financing costs, net	4,563	5,934
Due from charterers	351	756
Derivative asset for cash flow hedge	—	231
Goodwill	5,753	5,806

Total noncurrent assets	738,436	804,694

Total Assets	$782,277	$850,521

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$15,157	$10,550
Accrued interest	359	420
Current portion of long-term debt	62,003	73,000

Total current liabilities	77,519	83,970
Noncurrent Liabilities:
Deferred voyage revenue	744	2,923
Long-term debt	218,008	266,600
Derivative liability for cash flow hedge	4,370	1,338

Total noncurrent liabilities	223,122	270,861

Total liabilities	300,641	354,831
Commitments and Contingencies
Shareholders' Equity:
Common stock, $0.01 par value per share; Authorized 75,000,000 shares; Issued and outstanding 36,964,770 and 37,000,000 shares at December 31, 2002 and December 31, 2001, respectively	370	370
Paid-in capital	418,788	416,095
Restricted stock	(3,742)	—
Retained earnings	70,590	80,332
Accumulated other comprehensive loss	(4,370)	(1,107)

Total shareholders' equity	481,636	495,690

Total Liabilities and Shareholders' Equity	$782,277	$850,521

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Dollars in thousands except per share data)

	2002	2001	2000
VOYAGE REVENUES:
Voyage revenues	$226,357	$217,128	$132,012
OPERATING EXPENSES:
Voyage expenses	80,790	52,099	23,996
Direct vessel expenses	55,241	42,140	23,857
General and administrative	12,026	9,550	4,792
Depreciation and amortization	60,431	42,820	24,808
Other operating expenses	—	—	5,272
Writedown of vessels	13,100	—	—

Total operating expenses	221,588	146,609	82,725

OPERATING INCOME	4,769	70,519	49,287

OTHER EXPENSE:
Interest income	236	1,436	895
Interest expense	(14,747)	(17,728)	(19,900)
Other expense	—	(3,006)	—

Net other expense	(14,511)	(19,298)	(19,005)

Net (loss) income	$(9,742)	$51,221	$30,282

Basic and diluted earnings per common share:
Net (loss) income	$(0.26)	$1.70	$1.60
Weighted average shares outstanding—basic	36,980,600	30,144,709	18,877,822
Weighted average shares outstanding—diluted	36,989,827	30,144,709	18,877,822

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Dollars in thousands except per share data)

	Common Stock	Paid-in Capital	Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)	Total
Balance as of January 1, 2000	$158	$126,891		$(1,171)			$125,878
Comprehensive income:
Net income				30,282		$30,282	$30,282

Issuance of common stock	49	15,451					15,500
Note and interest payable to shareholder contributed to equity	8	15,242					15,250

Balance as of December 31, 2000	215	157,584		29,111			186,910
Comprehensive income (loss):
Net income				51,221		$51,221	51,221
Cumulative effect of change in accounting principle (SFAS 133)					$(662)	(662)	(662)
Unrealized derivative losses on cash flow hedge					(445)	(445)	(445)

						$50,114

Sale of common stock	80	126,201					126,281
Common stock issued to acquire assets	75	132,310					132,385

Balance at December 31, 2001	370	416,095		80,332	(1,107)		495,690
Comprehensive loss:
Net loss				(9,742)		$(9,742)	(9,742)
Unrealized derivative losses on cash flow hedge					(3,263)	(3,263)	(3,263)

						$(13,005)

Issuance of restricted stock		3,794	$(3,794)				—
Restricted stock amortization			52				52
Purchase price adjustment		(634)					(634)
Common stock issuance costs		(467)					(467)

Balance at December 31, 2002	$370	$418,788	$(3,742)	$70,590	$(4,370)		$481,636

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, 2000

(Dollars in thousands)

	2002	2001	2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net (loss) income	$(9,742)	$51,221	$30,282
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Writedown of vessels	13,100	—	—
Depreciation and amortization	60,431	42,820	24,808
Other expense	—	1,184	—
Resticted stock compensation expense	52	—	—
Noncash interest expense contributed to capital	—	—	250
Changes in assets and liabilities:
Increase in due from charterers	(5,645)	(6,706)	(4,922)
Increase in prepaid expenses and other assets	(3,433)	(3,383)	(1,661)
Increase in accounts payable and accrued expenses	4,660	1,910	1,643
Decrease in accrued interest	(61)	(1,809)	(909)
(Decrease) increase in deferred voyage revenue	(2,179)	1,526	1,397
Deferred drydock costs incurred	(13,546)	(3,321)	(3,168)

Net cash provided by operating activities	43,637	83,442	47,720

CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
Purchase of vessels	—	(256,135)	(85,500)
Purchase of other fixed assets	(217)	(276)	(210)
Additions to vessels	—	—	(155)
Proceeds from sale of vessel	2,251	—	—
Acquisition of business net of cash received	—	(5,392)	—

Net cash provided (used) by investing activites	2,034	(261,803)	(85,865)

CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES:
Decrease in restricted cash	—	149	1,239
Long-term debt borrowings	15,000	386,100	70,458
Principal payments on long — term debt	(74,589)	(334,149)	(30,673)
Increase in deferred financing costs	(120)	(6,357)	(1,040)
Proceeds from issuance of common stock	—	126,281	15,500
Change in loan with shareholder	—	—	(658)
Common stock issuance costs	(467)	—	—

Net cash (used) provided by financing activities	(60,176)	172,024	54,826

Net (decrease) increase in cash	(14,505)	(6,337)	16,681
Cash, beginning of year	17,186	23,523	6,842

Cash, end of year	$2,681	$17,186	$23,523

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$14,808	$19,437	$20,571

Supplemental schedule of non-cash investing activities:
Common stock issued for vessels	$—	$132,385	$—

Supplemental schedule of noncash financing activities:
Note and interest payable to shareholder contributed to equity	$—	$—	$15,250

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Business.    General Maritime Corporation (the "Company") through its subsidiaries provides international transportation services of seaborne crude oil. The Company's fleet is comprised of both Aframax and Suezmax tankers. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

        The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

        A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer.

        Recapitalization Plan.    The Company's recapitalization was completed as to 14 vessels on June 12, 2001 and is described below. These 14 vessels were owned directly or indirectly by various limited partnerships. The managing general partners of the limited partnerships were various companies wholly owned by Peter C. Georgiopoulos, Chairman and Chief Executive Officer of the Company. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, a Subchapter S Corporation also wholly owned by Mr. Georgiopoulos.

        As part of the Company's recapitalization, Mr. Georgiopoulos transferred the equity interests in the old General Maritime Corporation to the Company along with the general partnership interests in the vessel owning limited partnerships in exchange for equity interests in the Company.

        In addition, each vessel owner entered into an agreement with the Company with respect to the recapitalization. Pursuant to these agreements, the vessel owners delivered the entire equity interest in each vessel to the Company. In exchange, the Company issued to each vessel owner shares of common stock of the Company.

        Accordingly, the financial statements have been prepared as if the recapitalization had occurred at February 1, 1997, representing the commencement of operations of the old General Maritime Corporation. It is accounted for in a manner similar to a pooling of interests as all of the equity interests delivered in the recapitalization are under common control. The financial information included herein does not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company as if the Company operated as a legal consolidated entity for the years presented.

        For the purposes of determining the number of shares outstanding with respect to the accompanying financial statements, the Company used the initial public offering price of $18.00 per share. Under the terms of the Recapitalization Plan there were certain provisions, which required a post-closing reallocation of issued shares between the respective limited partners. This post-closing reallocation did not result in a material change to the outstanding shares in any of the years presented.

        Basis of Presentation.    The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

        Certain reclassifications have been made to prior years to conform to 2002 presentation.

        Business Geographics.    Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

        Segment Reporting.    The Company has determined that it operates in one reportable segment, the transportation of crude oil with its fleet of midsize tankers.

        Principles of Consolidation.    The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

        Revenue and Expense Recognition.    Revenue and expense recognition policies for voyage and time charter agreements are as follows:

    Voyage Charters.    Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2002 and 2001, the Company has a reserve of approximately $513 and $300, respectively, against its due from charterers balance associated with demurrage revenues.

    Time Charters.    Revenue from time charters are recognized on a straight line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred.

        Other Operating Expenses.    Other operating expenses is comprised entirely of time charterer termination costs. During 2000 the Company incurred costs of approximately $5,272 to terminate three time charter agreements which is included on the statement of operations as a component of operating income. The Company terminated these agreements in order to charter the respective vessels on more profitable terms. No charter agreements were terminated during 2002 and 2001.

        Vessels, Net.    Vessels, net is stated at cost less accumulated depreciation. Included in vessel cost are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of any asset component being replaced is written off as a component of direct vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

        Other Fixed Assets, Net.    Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture, fixtures and other equipment	10 years
Vessel equipment	5 years
Computer equipment	4 years

        Recoverability of Long-Lived Assets.    The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to the carrying values or the useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows, appraisals, business plans and overall market conditions. In the event that an impairment occurs, the fair value of the related asset would be determined and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value primarily through the use of third party valuations performed on an individual vessel basis.

        Deferred Drydock Costs, Net.    Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2002, 2001 and 2000, amortization was $4,340, $2,389 and $1,651, respectively. Accumulated amortization as of December 31, 2002 and 2001 was $6,276 and $4,215, respectively.

        Deferred Financing Costs, Net.    Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in depreciation and amortization. Amortization was $1,492, $890 and $691 for the years ended December 31, 2002, 2001 and 2000, respectively. Accumulated amortization as of December 31, 2002 and 2001 were $2,099 and $608, respectively.

        Income Taxes.    The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S.

income tax on its income attributable to the operation of vessels in international commerce. Therefore, no provision for income taxes is required.

        The Company is a Marshall Islands corporation. Pursuant to various tax treaties and pursuant to the U.S. Internal Revenue Code, the Company's shipping operations are not subject to foreign or U.S. income taxes.

        Deferred Voyage Revenue.    Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

        Comprehensive Income.    The Company follows Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income less charges related to the adoption and implementation of SFAS No. 133.

        Accounting Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Earnings Per Share.    Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the year. Diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

        Stock Based Compensation.    The Company accounts for stock based employee compensation arrangements in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based on the difference, if any, between the fair value of the Company's stock and the exercise price of the option. Options are generally granted at the fair market value at the date of grant.

        Fair Value of Financial Instruments.    The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2002 and 2001 due to their short-term maturity or the variable-rate nature of the respective borrowings.

        Derivative Financial Instruments.    To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair values of interest rate swap agreements and changes in fair value are recognized in the financial statements as noncurrent assets or liabilities.

        Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

        Interest Rate Risk Management.    The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Significant interest rate risk management instruments held by the Company during the year included pay-fixed swaps. Pay-fixed swaps, which expire in June 2006, effectively convert floating rate obligations to fixed rate instruments.

        Concentration of Credit Risk.    Financial instruments that potentially subject the Company to concentrations of credit risk are trade receivables. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2002.

        Recent Accounting Pronouncements.    Effective January 1, 2001, the Company adopted Statement of Financial Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"), and its corresponding amendments under SFAS No. 138. SFAS 133 requires the Company to measure all derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the Consolidated Balance Sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in the other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period. The adoption of SFAS 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position. The Company recognized a charge to OCI of $662 as a result of cumulative effect in accounting change in relation to the adoption of SFAS No. 133. During June 2001, the Company terminated its interest rate swap agreements, which resulted in the reversal of the entire OCI balance. Pursuant to the termination of these interest rate swap agreements, the Company made an aggregate cash payment of approximately $1,822 to counterparties. This amount is included in the statement of operations as a component of other expense. In August and October 2001, the Company entered into interest rate swap agreement (see Note 9). During the years ended December 31, 2002 and 2001, the Company recognized a charge to OCI of $3,263 and $1,107, respectively. The total liability in connection with the Company's cash flow hedges as of December 31, 2002 and 2001 were $4,370 and $1,338, respectively, and is presented separately on the balance sheet as a noncurrent liability. The total asset in connection with the Company's cash flow hedges as of December 31, 2002 and 2001 were $0 and $231, respectively, and is presented separately on the balance sheet as a noncurrent asset.

        During July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, this statement further clarifies the criteria for recognition of intangible assets separately from goodwill for all business combinations completed after June 30, 2001, as well as requires additional disclosures for business combinations.

        The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This Standard eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment (at the reporting unit level) upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. The Company's only reporting unit with goodwill is its technical management business, which is not a reportable segment. Goodwill must be tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 is adopted. The Company has completed its testing of goodwill and has determined that there is no impairment.

        The Company's measurement of fair value was based on an evaluation of future discounted cash flows. This evaluation utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. Collectively, this evaluation was management's best estimate of projected future cash flows. The Company's discounted cash flow evaluation used discount rates that correspond to the Company's weighted-average cost of capital. If actual results differ from these assumptions and estimates underlying this goodwill impairment evaluation, the ultimate amount of the goodwill impairment could be adversely affected.

        Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, Business Combinations, also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria will qualify for recording on the balance sheet and will continue to be amortized in the income statement. Such intangible assets will be subject to a periodic impairment test based on estimated fair value. The Company determined that the transition provisions had no impact on its results of operations or financial position.

        Prior to the Company's adoption of SFAS No. 142, goodwill was amortized over its estimated useful life, and was tested periodically to determine if it was recoverable from operating earnings on an undiscounted basis over its useful lives and to evaluate the related amortization periods. If it was probable that undiscounted projected operating income (before amortization of goodwill and other acquired intangible assets) was not sufficient to recover the carrying value of the asset, the carrying value was written down through results of operations and, if necessary, the amortization period was adjusted.

        The following table reflects consolidated results adjusted as though the adoption of SFAS Nos. 141 and 142 occurred as of the beginning of the years ended December 31, 2002 and 2001:

	Year Ended December 31,
	2002	2001	2000
Net (loss) income
As reported	$(9,742)	$51,221	$30,282
Goodwill amortization	—	201	—
As adjusted	$(9,742)	$51,422	$30,282
Basic & Diluted Earnings Per Share
As reported	$(0.26)	$1.70	$1.60
Goodwill amortization
As adjusted	$(0.26)	$1.70	$1.60

        The following table reflects the components of goodwill as of December 31, 2002:

	Gross Carrying Amount	Accumulated Amortization
Amortized goodwill United Overseas Tankers	$5,954	$201

        Prior to the adoption of SFAS No. 142, amortization expense for each of the five succeeding fiscal years would have been $397.

        SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in September 2001. This statement addresses financial accounting and reporting for the obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after September 15, 2002. The adoption of this standard did not have a material effect on the Company's financial position and results of operations.

        SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001. SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 requires that held for use long-lived assets whose carrying amount is not recoverable from its undiscounted cash flows be measured at the lower of carrying amount or fair value. Held for sale long lived assets shall be measured at the lower of their carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are to be applied prospectively. The adoption of this standard did not have a material effect on the Company's financial position and results of operations.

        In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In addition to rescinding FASB Statements No. 4, 44 and 64, this Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this standard did not have a material effect on the Company's financial position and results of operations. Due to the adoption of SFAS No. 145, the extraordinary expense recorded during 2001 was reclassified to a component of other expenses.

        In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force Issue No 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring). SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the impact of adopting SFAS No. 146.

2. ACQUISITIONS

        As part of the Company's recapitalization, the Company acquired United Overseas Tankers, Ltd. ("UOT"), a Greek company providing technical management services exclusively to the Company, for $5,979. The Company recorded goodwill of $5,954 which reflected the excess of purchase price over fair value of net assets acquired. The composition of the fair value of net assets acquired are as follows:

Cash	$37
Other current assets	3
Fixed assets	50

Fair value of assets acquired	90
Less: Liabilities assumed	(65)

Fair value of net assets acquired	25

Cash paid	5,429
Due to sellers	550

Total paid	5,979
Goodwill	$5,954

        Goodwill was being amortized over a 15 year period. For the year ended December 31, 2001, amortization was $201. Effective January 1, 2002, amortization of goodwill is no longer permitted. The acquisition was accounted for as a purchase and results of operations have been included in the consolidated financial statements from the date of acquisition. Pro forma net assets and results of operations of this acquisition had the acquisition occurred at the beginning of 2001 were not material and accordingly, have not been provided. Results of UOT's operations for the period from January 1, 2001 through June 12, 2001 were not significant to the Company's operations for the year ended December 31, 2001.

        Prior to the acquisition, the Company paid management fees to UOT of $547 and $388 for the years ended December 31, 2001 and 2000, respectively.

        On June 15, 2001, in accordance with the Company's recapitalization, the Company purchased five vessels for an aggregate purchase price of approximately $145,050 and also purchased certain other assets. Consideration in this transaction consisted of approximately 5,675,000 shares of common stock at an initial public offering price of $18.00 per share, subject to post closing adjustment, and the assumption of indebtedness. On June 14, 2002, an adjustment was made to the purchase price of some of the vessels which we acquired for shares at the time of the Company's initial public offering whereby the Company received 35,230 shares of common stock valued at $18.00 per share as settlement of $634 owed to the Company by the sellers as of June 15, 2001. These shares have been retired and are shown on the Company's statement of shareholders' equity as a reduction of paid-in capital.

        From June 27, 2001 through August 24, 2001, the Company acquired ten vessels for an aggregate purchase price of approximately $283,636. Included in this purchase price are 1,680,000 shares of common stock at an initial public offering price of $18.00 per share, subject to post closing adjustment, valued at $30,243.

3. EARNINGS (LOSS) PER COMMON SHARE

        The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the exercise of all stock options (see Note 15) using the treasury stock method and the granting of unvested restricted stock awards (see Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

        The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

	2002	2001	2000
Basic earnings per share:
Weighted average common shares outstanding	36,980,600	30,144,709	18,877,822

Diluted earnings per share:
Weighted average common shares outstanding	36,980,600	30,144,709	18,877,822
Stock options	1,585	—	—
Restricted stock awards	7,642	—	—

	36,989,827	30,144,709	18,877,822

4. WRITEDOWN OF VESSELS

        During September 2002, the Company decided to retire a 1979-built single-hull Aframax tanker through its sale for scrap. This decision was based on management's assessment of estimated charter rates for the vessel and the estimated daily operating costs as well as the cost of this vessel's next drydocking which was scheduled for April 2003. The vessel was sold in November 2002. An expense of $4,254 has been recognized during the year ended December 31, 2002, which was the amount by which the vessel's carrying value exceeded the net proceeds received upon disposal.

        During December 2002, the Company decided to sell a 1980-built and 1981-built single-hull Aframax tankers. This decision was based on management's assessment of the projected cost associated with the vessels' next drydockings which were scheduled to occur during 2003 and the estimated operating revenues for the vessels over their remaining operating lives. A charge of $8,846 has been recorded during the year ended December 31, 2002 that represents the difference between the vessels' book values and the estimated proceeds from their anticipated sale. These vessels have been written down to their estimated net selling price of $2,000 per vessel, and have been reclassified on the balance sheet from vessels to vessels held for sale.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	December 31, 2002	December 31, 2001
Bunkers and lubricants inventory	$9,246	$5,351
Other	2,906	4,332

Total	$12,152	$9,683

6. OTHER FIXED ASSETS

        Other fixed assets consist of the following:

	December 31, 2002	December 31, 2001
Other fixed assets:
Furniture, fixtures and equipment	$421	$369
Vessel equipment	1,229	1,142
Computer equipment	196	155

Total cost	1,846	1,666
Less accumulated depreciation	976	644

Total	$870	$1,022

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	December 31, 2002	December 31, 2001
Accounts payable	$9,651	$4,062
Accrued expenses	5,506	6,488

Total	$15,157	$10,550

8. NOTE PAYABLE TO SHAREHOLDER

        In connection with the purchase of a vessel during the third quarter of 1999, one of the Company's subsidiaries entered into a loan agreement with a shareholder. The $15,000 loan was evidenced by a note bearing interest at 10% and was due on March 31, 2000. Interest expense under this loan was $617 and $458 for the years ended December 31, 2000 and 1999, respectively. The loan was secured by a pledge of the purchased vessel, which had a net book value of $17,888 at December 31, 1999. Subsequent to December 31, 1999, one of the Company's subsidiaries negotiated a new loan facility with a bank for the purchase of additional vessels. In connection with obtaining this financing, the shareholder contributed to capital the note payable of $15,000 and accrued interest of $250, which was incurred during the year ended December 31, 2000.

9. LONG-TERM DEBT

        Long-term debt consists of the following:

	December 31, 2002	December 31, 2001
First Credit Facility
Term Loan	$129,411	$177,000
Revolving Credit Facility	54,100	11,100
Second Credit Facility
Term Loan	74,500	101,500
Revolving Credit Facility	22,000	50,000

Total	280,011	339,600
Less: Current portion of long-term debt	62,003	73,000

Long-term debt	$218,008	$266,600

        At the time of the Company's recapitalization on June 12, 2001, the Company's subsidiaries were party to 12 loan facilities, which consisted of senior and junior facilities, with aggregate outstanding principal balances of approximately $217,850. Interest rates under these loan facilities were adjusted quarterly and ranged from 1.125% to 3.0% above the London Interbank Offered Rate ("LIBOR"). Interest rates during the year ended December 31, 2001 ranged from 5.2% to 8.4% and 7.0% to 10.0% under the senior and junior loan facilities, respectively.

        The Company had entered into interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The Company had outstanding ten interest rate swap agreements with foreign banks at January 1, 2001. These agreements effectively fixed the Company's interest rate exposure on its senior and junior loan facilities, which are based on LIBOR to fixed rates ranging from 6.2% to 7.0%. The differential to be paid or received was recognized as an adjustment to interest expense as incurred.

        On June 15, 2001, all 12 loan facilities were fully repaid, $70,100 from the proceeds of the Company's Initial Public Offering and the remainder with borrowings made under a new credit facility (the "First Credit Facility"). The Company wrote off the unamortized deferred loan costs aggregating $1,184 associated with those facilities as a component of other expenses. In June 2001, the Company terminated all of its interest rate swap agreements by paying the counterparties an aggregate amount of $1,822. This termination has been recorded in the statement of operations as a component of other expenses.

        In June 2001 the Company entered into two new credit facilities. The First Credit Facility is comprised of a $200,000 term loan and a $100,000 revolving loan. The First Credit Facility matures on June 15, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The First Credit Facility bears interest at LIBOR plus 1.5%. The Company must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. At the time of sale of the Aframax tanker in November 2002 (see Note 4), the revolving loan facility was reduced to $98,787. As of December 31, 2002, the Company had $129,411 outstanding on the term loan and $54,100 outstanding on the revolving loan. The Company's obligations under the First Credit Facility are secured by 19 vessels, with an aggregate carrying value of $464,337 at December 31, 2002.

        On June 27, 2001, the Company entered into an additional credit facility (the "Second Credit Facility") consisting of a $115,000 term loan and a $50,000 revolving loan. The Second Credit Facility maturity date is June 27, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The Second Credit Facility bears interest at LIBOR plus 1.5%. The Company must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of December 31, 2002, the Company had $74,500 outstanding on the term loan and $22,000 outstanding on the revolving loan. The Company's obligations under the Second Credit facility agreements are secured by nine vessels with a carrying value of $250,996 at December 31, 2002.

        Interest rates during the year ended December 31, 2002 ranged from 2.94% to 3.56% on the First and Second Credit Facilities.

        In August 2001, the Company entered into an interest rate swap agreement with a foreign bank to manage interest costs and the risk associated with changing interest rates. This swap had a notional principal amount of $65,500 and fixed the interest rate exposure on 50% of its First Credit Facility to a fixed rate of 6.25%. The differential to be paid or received is recognized as an adjustment to interest expense as incurred from the interest rate swap's effective date of September 15, 2001. The swap agreement terminates on June 15, 2006. In October 2001, the Company entered into a second interest rate swap agreement with a foreign bank with a notional principal amount of $37,250 which fixed the interest rate exposure on 50% of its Second Credit Facility to a fixed rate of 5.485%. The changes in the notional principal amounts of the swaps of December 31, 2002 and 2001 are as follows:

	December 31, 2002	December 31, 2001
Notional principal amount, beginning of year	$139,250	$85,450
Amortization of swaps	(36,500)	(17,575)
Termination	—	(77,000)
Addition	—	148,375

Notional principal amount, end of the year	$102,750	$139,250

        The Company would have paid approximately $4,370 and $1,107 to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2002 and 2001, respectively. This fair value is based upon estimates received from financial institutions.

        Interest (expense) income pertaining to interest rate swaps for the years ended December 31, 2002, 2001 and 2000 was $(3,223), $(943) and $141, respectively.

        Interest expense under all of the Company's credit facilities was $14,747, $17,728 and $19,414 for the years ended December 31, 2002, 2001 and 2000, respectively.

        The terms and conditions of the First and Second Credit Facilities require compliance with certain restrictive covenants, which the Company feels are consistent with loan facilities incurred by other shipping companies. Under the credit facilities, the Company is required to maintain certain ratios such as: vessel market values to loans outstanding and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. The loan facility agreements also contain, among other things, prohibitions against additional borrowing, guarantees, and payments of dividends. As of December 31, 2002, the Company was in compliance with its covenants.

        Based on borrowings as of December 31, 2002, aggregate maturities without any prepayments under the First Credit Facility and Second Credit Facility are as follows:

	First Credit Facility		Second Credit Facility
Year Ending December 31:	Term Loan	Revolving Credit Facility	Term Loan	Revolving Credit Facility	Total
2003	$40,503	$—	$21,500	$—	$62,003
2004	35,563	—	16,000	—	51,563
2005	35,563	—	16,000	—	51,563
2006	17,782	54,100	21,000	22,000	114,882

Total	$129,411	$54,100	$74,500	$22,000	$280,011

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2002		December 31, 2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$2,681	$2,681	$17,186	$17,186
Floating rate debt	280,011	280,011	339,600	339,600
Cash flow hedges—net liability position	4,370	4,370	1,107	1,107

        The fair value of long-term debt is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counter-parties.

11. REVENUE FROM TIME CHARTERS

        Total revenue earned on time charters for the years ended December 31, 2002, 2001 and 2000 was $28,293, $47,520 and $41,512, respectively. Future minimum time charter revenue, based on vessels committed to non-cancelable time charter contracts excluding time charters that are subject to a market rate adjustment with no minimum daily rate as of December 31, 2002 will be $13,262 during 2003 and $960 during 2004.

12. SIGNIFICANT CUSTOMERS

        For the year ended December 31, 2002, the Company did not earn 10% or more of its voyage revenues from any single customer. For the year ended December 31, 2001, the Company earned $27,389 from one customer which represented 12.6% of voyage revenues. For the year ended December 31, 2000, the Company earned approximately $19,376 and $14,902 from two customers which represented 14.7% and 11.3% of voyage revenues, respectively.

13. RELATED PARTY TRANSACTIONS

        The following are related party transactions not disclosed elsewhere in these financial statements:

        The Company rents office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There is no lease agreement between the Company and GenMar Realty LLC. The Company currently pays an occupancy fee on a month to month basis in the amount of $55. For the period from April 1, 2000 to December 31, 2000, the Company expensed $495 for occupancy fees. For the years ended December 31, 2002 and 2001, the Company's occupancy fees were $660 in each year.

        During 2000, the Company loaned $486 to Mr. Peter C. Georgiopoulos. This loan is included in prepaid expenses and other current assets. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2002.

        During 2002, 2001 and 2000, the Company paid approximately $181, $10 and $104 to Poles, Tublin, Patestides & Stratakis LLP, a law firm with which the father of Mr. Georgiopoulos is affiliated. Included in accounts payable and accrued expenses as of December 31, 2002 and 2001, are unpaid fees to this law firm of $0 and $181, respectively.

14. SAVINGS PLAN

        In November 2001, the Company established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 15 percent of their annual salaries with the Company matching up to the first three percent. The matching contribution vests over a four year period, retroactive to date of hire. During 2002 and 2001, the Company's matching contribution to the Plan was $90 and $26, respectively.

15. STOCK OPTION PLAN

        On June 10, 2001, the Company adopted the General Maritime Corporation 2001 Stock Incentive Plan. Under this plan the Company's compensation committee, designated the board of directors or the board of directors, may grant a variety of stock based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

        The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan is 2,900,000 shares. On June 12, 2001, the Company granted incentive stock options and nonqualified stock options to purchase 860,000 shares of common stock at an exercise price of $18 per share (the initial public offering price) under the provisions of the 2001 Stock Incentive Plan. These options expire in 10 years. Options to purchase 110,000 shares of common stock vested immediately on June 12, 2001, the date of the grant. 25% of the remaining 750,000 options will vest on each of the first four anniversaries of the grant date. All options granted under this plan will vest upon a change of control, as defined. These options will be incentive stock options to the extent allowable under the Internal Revenue Code.

        On November 26, 2002, the Company's chief executive officer and chief operating officer surrendered to the Company outstanding options to purchase an aggregate of 590,000 shares of common stock. Also on November 26, 2002, options to purchase 143,500 were granted to other employees at an exercise price of $6.06 (the closing price on the date of grant). These options will generally vest in four equal installments on each of the first four anniversaries of the date of grant.

        The Company follows the provisions of APB 25 to account for its stock option plan. The fair value of the options were determined on the date of grant using a Black-Scholes option pricing model. These options were valued based on the following assumptions: an estimated life of five years for options granted during both 2002 and 2001, volatility of 63% and 54% for options granted during 2002 and 2001, respectively, risk free interest rate of 4.0% and 5.5% for options granted duing 2002 and 2001, respectively, and no dividend yield for options granted in both 2002 and 2001. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share. The fair value of the options to purchase common stock granted on November 26, 2002 is $3.42 per share.

        The following table summarizes stock option activity since the inception of option grants by the Company:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2001	—	$—	$—
Granted	860,000	18.00	8.50
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, December 31, 2001	860,000	$18.00	$8.50
Granted	143,500	$6.06	$3.42
Exercised
Forfeited	(590,000)	$18.00	$8.50

Outstanding, December 31, 2002	413,500	$13.86	$6.74

        The following table summarizes certain information about stock options outstanding as of December 31, 2002:

	Options Outstanding, December 31, 2002
				Options Exercisable, December 31, 2002
			Weighted Average Remaining Contractual Life
Range of Exercise Price	Number of Options	Weighed Average Exercise Price		Number of Options	Weigted Average Exercise Price
$6.06	143,500	$6.06	9.90	—	$6.06
$18.00	270,000	$18.00	8.45	114,000	$18.00

	413,500	$13.86	8.95	114,000	$18.00

        Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods recommended by

SFAS No. 123, the Company's net income and net income per share for the years ended December 31, 2002 and 2001, would have been stated at the pro forma amounts indicated below:

	2002	2001
Net (Loss) Income:
As reported	$(9,742)	$51,221
Pro forma	$(8,737)	48,457
Basic and diluted earnings per share (as reported	—
Net (loss) income	$(0.26)	$1.70
Basic and diluted earings per share (pro forma):
Net (Loss) Income	$(0.24)	$1.61

16. RESTRICTED STOCK AWARDS

        On November 26, 2002, the Company made grants of restricted common stock in the amount of 500,000 shares to its Chief Executive Officer, and 125,000 shares to its President and Chief Operating Officer. The shares will vest, if at all, in seven years from the date of grant (or earlier upon the death, disability, dismissal without cause or resignation for good reason of the recipient or upon a change of control of the Company). The restricted stock grants are expected to result in a non-cash charge to general and administrative expenses of $541 per annum (pro rata for the remainder of 2002).

17. LEGAL PROCEEDINGS

        The Company or its subsidiaries are party to the following legal proceedings which arose from matters incidental to its business.

        The Company time chartered one of its vessels to an affiliate of OMI Corporation in September 1997, for a period of approximately four years. Under the charter, the Company had the right to cancel the balance of the charter at any time after its second anniversary date upon 90 days' written notice with a payment of $1,000 to the charterer, which payment has been made by the Company. On October 2, 2000, the Company gave notice to the charterer that this option was being exercised. Subsequently, it was calculated that redelivery was to take place on February 2, 2001. In January 2001, the charterer indicated that it was not possible to complete a laden voyage by such date. The charterer asserted that the vessel would not have to be redelivered until February 24, 2001, which would permit it time to conduct an additional voyage. The charterer demanded arbitration and, under protest, redelivered the vessel to the Company on January 14, 2001. The charterer has alleged that it is entitled to damages in the amount of approximately $1,900, exclusive of interest and costs, as a result of its inability to commence and complete another voyage. The Company's position is that pursuant to the terms of the charter and the existing law, the charterer was not entitled to commence another voyage if the vessel could not reasonably be redelivered prior to the redelivery date. The Company believes that the charterer's anticipatory breach of the charter has damaged it. The parties agreed to arbitration in the State of New York and nominated a sole arbitrator. The parties have exchanged correspondence expressing differing views of the law and the facts of the matter and have made various settlement offers. At a hearing held before the arbitrator on October 3, 2001, the charterer presented witnesses and other evidence in support of its claim. A second hearing was held on November 20, 2001, at which the Company presented witnesses in support of its claim. On February 25, 2003, the arbitrator awarded the charterer an amount that the Company adequately accrued for as of December 31, 2002. Consequently, the resolution of this arbitration did not have a material adverse effect on the Company's results of operations.

        On March 14, 2001, the GENMAR HECTOR experienced severe weather while unloading at the BPAmoco Co. terminal in Texas City, Texas. As a result of heavy winds, the vessel became separated from the terminal. The terminal's loading arms were damaged and there was a discharge of approximately 200 to 300 barrels of oil. The U.S. Coast Guard has determined that this oil originated from the terminal and that BPAmoco is the responsible party for the discharge under OPA, although BPAmoco retains a right of contribution against the vessel. On March 16, 2001, BPAmoco Corporation, BPAmoco Oil Co. and Amoco Oil Company filed a lawsuit in the United States District Court for the Southern District of Texas, Galveston Division, against the GENMAR HECTOR IN REM, seeking damages in the amount of $1,500. The protection and indemnity association for this vessel, which provides insurance coverage for such incidents, issued a letter to BPAmoco Co., et al. guaranteeing the payment of up to $1,500 for any damages for which this vessel may be found liable in order to prevent the arrest of the vessel. On July 31, 2001, the plaintiffs filed a an amended complaint which added as defendants the Company and UOT. On or about August 3, 2001, Valero Refining Company-Texas and Valero Marketing & Supply Co., co-lessors with BPAmoco of the BPAmoco terminal and the voyage charterer of the vessel, intervened in the above-referenced lawsuit, asserting claims against the vessel, Genmar Hector Ltd., UOT, the Company and BPAmoco in the aggregate amount of approximately $3,200. On September 28, 2001, BPAmoco filed a second amended complaint, increasing the aggregate amount of its claims against the defendants, from $1,500 to approximately $3,200. BPAmoco asserted that such increase is due to subsequent demurrage claims made against BPAmoco by other vessels whose voyages were delayed or otherwise affected by the incident. The Company believes that the claims asserted by BPAmoco are generally the same as those asserted by Valero Refining Company-Texas and Valero Marketing & Supply Co. and that, as a result, the aggregate amount of such claims taken together will be approximately $3,200. A counterclaim has been filed on behalf of the Company and the other defendants against the BPAmoco and Valero plaintiffs for approximately $25. On October 30, 2001, these two civil actions were consolidated and on December 26, 2001, a complaint for damages in an unspecified amount due to personal injuries from the inhalation of oil fumes was filed by certain individuals against the vessel, BPAmoco, UOT, and the Company. These personal injury plaintiffs filed an amended complaint on January 24, 2002, adding another individual as a plaintiff and asserting a claim against the Company and UOT for punitive damages. The Company believes that the claim for punitive damages is without merit. On February 27, 2002, Southern States Offshore, Inc. filed an independent suit against BPAmoco, the Company, UOT and Valero seeking damages sustained by the M/V SABINE SEAL, which is owned and operated by Southern States Offshore and was located adjacent to the BPAmoco dock on the day of the spill, and for maintenance and cure paid to the individual personal injury claimants who were members of the crew of the SABINE SEAL. The amount of the claim is estimated to be approximately $100. This action has now been consolidated with the other claims. With the possible exception of the claim for punitive damages, all of the claims asserted against the Company appear to be covered by insurance. In February 2003, the parties have now agreed to a settlement in principle which would involve a payment by the Company that is wholly covered by insurance. Accordingly, the Company believes that this incident will have no material effect on the Company's results of operations.

18. SUBSEQUENT EVENTS

        Effective January 1, 2003, the Company completed an internal corporate restructuring which reduced the number of the Company's subsidiaries and the number of jurisdictions in which these subsidiaries are organized. The restructuring is intended to achieve tax efficiencies and promote regulatory compliance. In addition, the restucturing clearly separates the Company's ship owning subsidiaries from its ship management subsidiaries.

        In January 2003, the Company agreed to acquire 19 tankers consisting of 14 Suezmax tankers and five Aframax tankers. These vessels are expected to be added to the Company's fleet during the period from March to June 2003. The aggregate purchase price paid for these 19 tankers will be $525,000, which will be financed principally through the incurrence of additional bank debt and Senior Notes described below.

        On March 11, 2003 the Company entered into commitments for $450,000 in credit facilities. These credit facilities are comprised of a first priority $350,000 amortizing term loan (the "Third Credit Facility") and a second priority $100,000 non-amortizing term loan (the "Second Priority Term Loan"). Pursuant to the issuance of the Senior Notes described below, the Third Credit Facility was reduced to $275,000 (such reduction from $350,000 will be treated as a prepayment of the first six installments due under this facility) and the Second Priority Term Loan was eliminated. The Third Credit Facility matures on March 10, 2008, is repayable in 19 quarterly installments and bears an initial interest rate of LIBOR plus 1.625%. The Company must pay a fee of 0.73% per annum on the unused portion of the Third Credit Facility. The Company's obligations under this credit facility will be secured by all of the tankers the Company acquires from the sellers of the 19 tankers. This credit facility will be drawn upon pro rata as the Company acquires these tankers. The terms and conditions of this credit facility require compliance with certain restrictive covenants which are consistent with our other existing credit facilities.

        On March 20, 2003, the Company issued $250,000 of 10% Senior Notes due March 15, 2013, with allowances for optional prepayments. Interest is payable on the Senior Notes each March 15 and September 15. The Senior Notes are general unsecured, senior obligations of the Company. The Senior Notes are guaranteed by all of the Company's current subsidiaries and restricted subsidiaries. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246,158. The Senior Notes are subject to certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, restricted payments (as defined), sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        We are a Marshall Islands corporation. The Republic of the Marshall Islands Business Corporations Act ("MIBCA") provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys' fees) incurred in connection with such action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so upon receipt of an undertaking by or on behalf of the director to repay if it is determined that he or she is not entitled to indemnification. In addition, Republic of the Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the MIBCA.

        Our amended and restated articles of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted under the MIBCA. The SEC has informed us that, to the extent that indemnification for liabilities arising under U.S. federal securities laws may be permitted to directors or officers under the MIBCA or our amended and restated articles of incorporation or by-laws, such indemnification is against public policy and thus unenforceable.

Item 21. Exhibits

Exhibit Number	Description
2.1	Plan of Recapitalization.(4)
2.2	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings Ltd. (subsequently renamed General Maritime Corporation), Ajax Limited Partnership, the limited partners of Ajax Limited Partnership, Genmar Ajax Ltd., Peter C. Georgiopoulos, Genmar Ajax Corporation and GMC Administration Ltd.(3)
2.3	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings, Ltd., Ajax II, L.P., the limited partners of Ajax II, L.P., Ajax II LLC, Peter C. Georgiopoulos, Genmar Ajax II Corporation and GMC Administration Ltd.(3)
2.4	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings Ltd., Ajax II, L.P., the limited partners of Boss, L.P., Genmar Boss Ltd., Peter C. Georgiopoulos, Genmar Boss Corporation and GMC Administration Ltd.(3)

2.5	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings Ltd., General Maritime I, L.P., the limited partners of General Maritime I, L.P., General Maritime I Corporation, Peter C. Georgiopoulos, Genmar Maritime I Corporation and GMC Administration Ltd., and amendment thereto.(1)
2.6	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings Ltd., General Maritime II, L.P., the limited partners of General Maritime II, L.P., General Maritime II Corporation, Peter C. Georgiopoulos, Genmar Maritime II Corporation and GMC Administration Ltd.(3)
2.7	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings Ltd., Harriet, L.P., the limited partners of Harriet, L.P., General Maritime III Corporation, Peter C. Georgiopoulos, Genmar Harriet Corporation and GMC Administration Ltd.(3)
2.8	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings Ltd., and Pacific Tankship, L.P., the limited partners of Pacific Tankship, L.P., Genmar Pacific Ltd., Peter C. Georgiopoulos, Genmar Pacific Corporation and GMC Administration Ltd.(3)
2.9	Contribution Agreement, dated May 25, 2001, among General Maritime Ship Holdings Ltd., Genmar Alexandra, LLC Genmar II, LLC, Equili Company, L.P., Equili Company, LLC, Equili Company II, L.P. and Equili Company II, LLC.(3)
2.10	Vessel Contribution Agreement, dated May 25, 2001, between General Maritime Ship Holdings Ltd. and Blystad Shipholding Inc., Liberia.(2)
2.11	Memorandum of Agreement, dated April 26, 2001, between Blystad Shipholding Inc., Liberia and General Maritime ShipHoldings Ltd.(2)
2.12	Vessel Contribution Agreement, dated May 25, 2001, between General Maritime Ship Holdings Ltd. and KS Stavanger Prince.(2)
2.13	Memorandum of Agreement, dated May 4, 2001, between KS Stavanger Prince and General Maritime Ship Holdings Ltd.(2)
2.14	Letter Agreement, dated May 25, 2001, between General Maritime Ship Holdings Ltd. and Peter C. Georgiopoulos relating to the acquisition of the old General Maritime Corporation.(2)
3.1	Amended and Restated Articles of Incorporation of General Maritime Ship Holdings Ltd.(4)
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation, changing name from General Maritime Ship Holdings Ltd. to General Maritime Corporation.(4)
3.3	Amended and Restated By-laws of General Maritime Ship Holdings Ltd.(4)
4.1	Form of Common Stock Certificate of General Maritime Corporation.(3)
4.2	Form of Global Notes Issued Pursuant to Rule 144A and Regulation S.(8)
4.3	Form of Registration Rights Agreement for registration of General Maritime Corporation common stock.(2)
4.4	Form of Indenture dated March 20, 2003.(8)
4.5	Form of Subsidiary Guarantee of General Maritime Management (UK) LLC.(8)
4.6	Form of Registration Rights Agreement dated March 20, 2003.(8)
4.7	Form of Purchase Agreement dated March 17, 2003.(8)

4.8	Form of Global registered Exchange Note.(*)
5.1	Opinion of Seward & Kissel LLP regarding validity of exchange notes.(*)
8.1	Opinion of Seward & Kissel LLP regarding U.S. and Marshall Islands tax matters.(*)
10.1	Reserved.
10.2	Form of $300,000,000 Credit Agreement dated June 12, 2001 among General Maritime Ship Holdings Ltd., Christiania Bank og KreditKasse ASA, New York Branch and other lenders.(3)
10.3	Form of First Preferred Ship Mortgage on Marshall Islands Flag Vessel, related to $300,000,000 Credit Agreement.(4)
10.4	Form of First Preferred Ship Mortgage on Liberian Flag Vessel, related to $300,000,000 Credit Agreement.(4)
10.5	Form of Deed of Covenants to accompany a First Preferred Statutory Mortgage on Malta Flag Vessel, related to $300,000,000 Credit Agreement.(4)
10.6	Form of Deed of Covenants to accompany a First Preferred Statutory Mortgage on Norwegian Flag Vessel, related to $300,000,000 Credit Agreement.(4)
10.7	Form of Insurance Assignment, related to $300,000,000 Credit Agreement.(4)
10.8	Form of Earnings Assignment, related to $300,000,000 Credit Agreement.(4)
10.9	Form of Master Vessel and Collateral Trust Agreement, related to $300,000,000 Credit Agreement.(4)
10.10	Form of Subsidiaries Guaranty, related to $300,000,000 Credit Agreement.(4)
10.11	Form of Pledge and Security Agreement, related to $300,000,000 Credit Agreement.(4)
10.12	$165,000,000 Credit Agreement dated June 27, 2001 among General Maritime Corporation, Christiania Bank og KreditKasse ASA, New York Branch and various Lenders.(5)
10.13	Form of First Preferred Ship Mortgage on Marshall Islands Flag Vessel, related to $165,000,000 Credit Agreement.(5)
10.14	Form of First Preferred Ship Mortgage on Liberian Flag Vessel, related to $165,000,000 Credit Agreement. (5)
10.15	Form of Deed of Covenants to accompany a First Preferred Statutory Mortgage on Malta Flag Vessel, related to $165,000,000 Credit Agreement.(5)
10.16	Form of Insurance Assignment, related to $165,000,000 Credit Agreement.(5)
10.17	Form of Earnings Assignment, related to $165,000,000 Credit Agreement.(5)
10.18	Form of Subsidiaries Guaranty, related to $165,000,000 Credit Agreement.(5)
10.19	Form of Pledge and Security Agreement, related to $165,000,000 Credit Agreement.(5)
10.20	Form of Master Vessel and Collateral Trust Agreement, related to $165,000,000 Credit Agreement.(5)
10.21	Form of $450,000,000 Credit Agreement among General Maritime Corporation, J.P. Morgan Plc, Christiania and other lenders.(8)
10.22	Form of Insurance Assignment, related to $450,000,000 Credit Agreement.(8)
10.23	Form of Earnings Assignment, related to $450,000,000 Credit Agreement.(8)

10.24	Escrow Agreement dated June 11, 2001 between General Maritime Ship Holdings Ltd., the Recipients and Partnerships listed therein and Mellon Investor Services LLC.(3)
10.25	Management Rights Agreement dated June 11, 2001 between General Maritime Corporation and OCM Principal Opportunities Fund, L.P.(3)
10.26	Employment Agreement dated June 12, 2001 between General Maritime Ship Holdings Ltd. and Peter C. Georgiopoulos.(3)
10.27	Employment Agreement dated June 12, 2001 between General Maritime Ship Holdings Ltd. and John P. Tavlarios.(3)
10.28	Amended and Restated General Maritime 2001 Stock Incentive Plan, effective December 12, 2002.(6)
10.29	Form of Outside Director Stock Option Grant Certificate.(3)
10.30	Form of Incentive Stock Option Grant Certificate.(3)
10.31	Execution Copy of Master Agreement between Metrostar Management Corporation and General Maritime Corporation dated January 23, 2003.(7)
10.32	Addendum A to Master Agreement.(7)
10.33	Form of Individual Vessel Memorandum of Agreement.(7)
21.1	Subsidiaries of General Maritime Corporation.(8)
23.1	Consent of Deloitte & Touche LLP.(*)
23.2	Consent of Seward & Kissel LLP (included in Exhibit 5.1).(*)
23.3	Consent of Seward & Kissel LLP (included in Exhibit 8.1).(*)
25.1	Statement of Eligibility of LaSalle Bank National Association, as Trustee under the Indenture.(8)
99.1	Letter of Transmittal.(*)
99.2	Notice of Guaranteed Delivery.(*)
99.3	Letter to Securities Brokers and Dealers, Commercial Banks, Trust Companies and Other Nominees.(*)
99.4	Letter to Clients.(*)

(*)
Filed herewith.

(1)
Filed with our Form S-1 filed with the Securities and Exchange Commission on November 13, 2000.

(2)
Filed with our Form S-1/A filed with the Securities and Exchange Commission on May 25, 2001.

(3)
Filed with our Form S-1/A filed with the Securities and Exchange Commission on June 6, 2001.

(4)
Filed with our Form S-1/A filed with the Securities and Exchange Commission on June 12, 2001.

(5)
Filed with our Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.

(6)
Filed with our Form 10-K filed with the Securities and Exchange Commission on March 28, 2003.

(7)
Filed with our Form 8-K filed with the Securities and Exchange Commission on June 13, 2003.

(8)
Filed with our Form S-4 filed with the Securities and Exchange Commission on June 20, 2003.

Item 22. Undertakings

        (1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (6) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of July, 2003.

GENERAL MARITIME CORPORATION
By:	/s/ PETER C. GEORGIOPOULOS Name: Peter C. Georgiopoulos Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe and Robert E. Lustrin, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ PETER C. GEORGIOPOULOS Peter C. Georgiopoulos	Chairman, Chief Executive Officer, President and Director	July 10, 2003
/s/ JOHN P. TAVLARIOS John P. Tavlarios	Director	July 10, 2003
/s/ ANDREW CAZALET Andrew Cazalet	Director	July 10, 2003
/s/ WILLIAM CRABTREE
William Crabtree	Director	July 10, 2003
/s/ REX W. HARRINGTON Rex W. Harrington	Director	July 10, 2003
/s/ STEPHEN A. KAPLAN Stephen A. Kaplan	Director	July 10, 2003
/s/ PETER S. SHAERF Peter S. Shaerf	Director	July 10, 2003
/s/ WILLIAM VIQUEIRA William Viqueira	Chief Financial Officer	July 10, 2003

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GENERAL MARITIME CORPORATION
OFFER TO EXCHANGE ITS OUTSTANDING 10% SENIOR NOTES DUE MARCH 15, 2013, FOR 10% SENIOR NOTES DUE MARCH 15, 2013, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
Table of Contents
NOTICE TO NEW HAMPSHIRE RESIDENTS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
INFORMATION ABOUT THE ENFORCEABILITY OF JUDGMENTS AND THE EFFECT OF FOREIGN LAW
INDUSTRY AND MARKET DATA
GLOSSARY
SUMMARY
SUMMARY OF THE TERMS OF THE EXCHANGE OFFER
SUMMARY OF THE TERMS OF THE EXCHANGE NOTES
RISK FACTORS
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
INCOME STATEMENT MARGIN ANALYSIS (% OF NET VOYAGE REVENUES)
SAME FLEET ANALYSIS
YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001
YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000
TOTAL OUTSTANDING DEBT (DOLLARS IN MILLIONS) AND MATURITY DATE
TOTAL OUTSTANDING DEBT (DOLLARS IN MILLIONS) AND MATURITY DATE
BUSINESS
TIME CHARTER VS. SPOT MIX (as % of operating days)
MANAGEMENT
SUMMARY COMPENSATION TABLE
PERFORMANCE AND COMPENSATION REVIEW PROCESS
PERFORMANCE GRAPH
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
OWNERSHIP OF COMMON STOCK
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CREDIT FACILITIES
Principal Repayments (dollars in millions)
Principal Repayments (dollars in millions)
DESCRIPTION OF THE EXCHANGE NOTES
FORM, DENOMINATION, BOOK-ENTRY PROCEDURES AND TRANSFER
REGISTRATION RIGHTS
U.S. FEDERAL INCOME TAX CONSIDERATIONS
ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA GENERAL MARITIME CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
GENERAL MARITIME CORPORATION CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2002 AND 2001 (Dollars in thousands except per share data)
GENERAL MARITIME CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Dollars in thousands except per share data)
GENERAL MARITIME CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Dollars in thousands except per share data)
GENERAL MARITIME CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, 2000 (Dollars in thousands)
GENERAL MARITIME CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
PART II
SIGNATURES
POWER OF ATTORNEY